SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20459

                              ___________________


                                SCHEDULE 13E-3
                                (RULE 13e-100)

                       RULE 13e-3 TRANSACTION STATEMENT
          UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934


                              KAANAPALI LAND, LLC
                               (Name of Issuer)

                          PACIFIC TRAIL HOLDINGS, LLC
                         PACIFIC TRAIL HOLDINGS, INC.
                              KAANAPALI LAND, LLC
                              KLLLC MERGERCO, LLC


                      (Name of Persons Filing Statement)
              LIMITED LIABILITY COMPANY INTERESTS, CLASS A SHARES
                        (Title of Class of Securities)


                                   48282H100
                     (CUSIP Number of Class of Securities)


                                Gailen J. Hull
                           Senior Vice President and
                           Chief Accounting Officer
                              Kaanapali Land, LLC
                           900 North Michigan Avenue
                                  Suite 1400
                           Chicago, Illinois  60611
                                (312) 915-1987
          (Name, Address, and Telephone Numbers of Person Authorized
                to Receive Notices and Communications on Behalf
                       of the Persons Filing Statement)


                                With copies to:

                             Edward J. Schneidman
                              Michael L. Hermsen
                         Mayer, Brown, Rowe & Maw LLP
                             71 South Wacker Drive
                               Chicago, IL 60606
                                (312) 782-0600


This statement is filed in connection with (check the appropriate box):

a.    [   ] this filing of solicitation materials or an information
            statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934 (the "Exchange Act").

b.    [   ] The filing of a registration statement under the Securities Act of 1933.

c.    [   ] A tender offer.

d.    [ X ] None of the above.


                                       i


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Check the following box if the soliciting materials or information statement
referred to in checking box (a) are preliminary copies: [   ]

Check the following box if the filing is a final amendment reporting the
results of the transaction: [   ]


                            CALCULATION OF FILING FEE


      Transaction Valuation                      Amount of Filing Fee
          $6,967,582.35                                 $213.91

* For purposes of calculating the filing fee only. The transaction valuation was determined by the product of (i) the 161,100.17 Limited Liability Company Interests, Class A Shares ("Class A Shares") of Kaanapali Land, LLC that are proposed to be retired in the merger and
      (ii) the merger consideration of $43.25 per Class A Share.

[   ] Check the box if any part of the fee is offset as provided by Exchange
      Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid:                    Filing Party:

Form or Registration No.:                  Date Filed:

                                  INTRODUCTION

      This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") is being filed by (1) Kaanapali Land, LLC, a Delaware limited liability company and the issuer of the equity securities which are the subject to the Rule 13e-3 transaction ("Kaanapali Land", and, together with its subsidiaries, the "Company"), (2) Pacific Trail Holdings, LLC, a Delaware limited liability company ("Pacific Trail"), (3) Pacific Trail Holdings, Inc., a Delaware corporation and the managing member of Pacific Trail ("PTHI"), and
(4) KLLLC Mergerco, LLC, a Delaware limited liability company ("Mergerco"), a wholly owned subsidiary of Pacific Trail. This Schedule 13E-3 relates to the Agreement and Plan of Merger, dated as of April 9, 2007 (the "Merger Agreement"), a copy of which is attached hereto as Annex A, among Kaanapali Land, Pacific Trail and Mergerco, whereby Mergerco will merge into Kaanapali Land, with Kaanapali Land as the surviving entity (the "Merger"). Kaanapali Land's membership interests are denominated as "shares" and are divided into two classes: the Class A Shares, which are publicly held and are the subject of this Schedule 13E-3, and "Class B Shares" which are generally held by affiliates of Kaanapali Land. As of December 31, 2006, Kaanapali Land had 161,100.17 outstanding Class A Shares (approximately 8.897% of total outstanding membership interests) and 1,631,513.49 outstanding Class B Shares (approximately 91.013% of total outstanding membership interests).

      Kaanapali Land is the reorganized entity resulting from the Joint Plan of Reorganization of Amfac Hawaii, LLC (now known as KLC Land Company, LLC ("KLC Land")), certain of its subsidiaries and FHT Corporation (collectively the "Debtors") under Chapter 11 of the Bankruptcy Code, dated June 11, 2002 (as amended, the "Plan"). As indicated in the Plan, Kaanapali Land elected to be taxable as a corporation. The Debtors filed their petitions for reorganization under Chapter 11 on February 27, 2002 in the United States Bankruptcy Court for the Northern District of Illinois, Eastern Division (the "Bankruptcy Court"), which petitions were consolidated into a single joint proceeding by the Bankruptcy Court (the "Reorganization Case").

      All references in this Schedule 13E-3 to Items numbered 1001 through 1016 are references to Items contained in Regulation M-A under the Exchange Act that are required to be disclosed in a Schedule 13E-3. The missing items are not required to be disclosed in this Schedule.

      The information contained in this Schedule 13E-3 concerning Kaanapali Land was supplied by Kaanapali Land and none of the other filing persons takes responsibility for the accuracy of such information. Similarly, the information contained in this Schedule 13E-3 concerning each filing person other than Kaanapali Land was supplied by each such filing person and no other filing person, including Kaanapali Land, takes responsibility for the accuracy of any information not supplied by such filing person.

      In addition to historical information, this Schedule 13E-3 contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations about its businesses and the markets in which the Company operates. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties or other factors which may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Actual operating results may be affected by various factors including, without limitation, changes in national and Hawaiian economic conditions, competitive market conditions, uncertainties and costs related to, the imposition of conditions on receipt of governmental approvals and costs of material and labor, and actual versus projected timing of events all of which may cause such actual results to differ materially from what is expressed or forecast in this report. These risks, uncertainties and other factors are identified in more detail below, as well as in Kaanapali Land's filings with the Securities and Exchange Commission, including Kaanapali Land's most recent Annual Report on Form 10-K for the year ended December 31, 2006, as amended, which is attached hereto as Annex B.

      No person has been authorized to give any information or to make any representation on behalf of Kaanapali Land or any of its affiliates that is not contained in this Schedule 13E-3, the exhibits hereto or any documents incorporated herein by reference or in any subsequent amendments thereof filed with the SEC, or in any related written materials later provided to holders of Class A Shares in connection with the processing of payments therefor, and, if given or made, such information or representation must no be relied upon as having been authorized or accurate.

HOLDERS OF CLASS A SHARES OF KAANAPALI LAND WILL BE ENTITLED TO RECEIVE CASH FOR SUCH CLASS A SHARES UPON CONSUMMATION OF THE MERGER DESCRIBED HEREIN. IN ORDER TO RECEIVE SUCH CASH, REGISTERED HOLDERS MUST SUBMIT AN EXECUTED TRANSMITTAL LETTER AND FORM W-9 WHICH WILL BE DISTRIBUTED TO HOLDERS OF CLASS A SHARES FOLLOWING THE MERGER. HOLDERS WHO HOLD THEIR CLASS A SHARES IN "STREET NAME" (THAT IS THROUGH A BROKER OR OTHER NOMINEE) WILL RECEIVE CASH FOR SUCH SHARES FROM THEIR NOMINEE.


ITEM 1.       SUMMARY TERM SHEET.

Item 1001

      For a summary of the terms of the Merger and the impact on the holders of Class A Shares, please see the letter accompanying this Schedule 13E-3 distributed to holders of Class A Shares.


ITEM 2.       SUBJECT COMPANY INFORMATION.

Item 1002

      (a) NAME AND ADDRESS. The principal executive offices of Kaanapali Land, LLC are located at 900 North Michigan Avenue, Suite 1400, Chicago, Illinois 60611 and its telephone number is (312) 915-1987.

      (b) SECURITIES. Kaanapali Land is a Delaware limited liability company and has issued two classes of membership interests that are denominated as "Shares". As of April 9, 2007, there were 161,100.17 Class A Shares of Kaanapali Land issued and outstanding. These are the securities that are the subject of this filing. Kaanapali Land also has 1,631,513.49 issued and outstanding Class B Shares.

      (c) TRADING MARKET AND PRICE. There is no established trading market for the Class A Shares. A small secondary market for the Class A Shares has developed, without Company participation, on the Other - OTC Securities market operated by The NASDAQ Stock Market, Inc. ("NASDAQ"). This market is essentially unregulated and is not supported by market makers or any institutionalized quotation system with centrally collected bids and offers. A summary of the monthly high and low bid prices and the trading volume in Class A Shares since January 1, 2005, based solely upon information obtained from NASDAQ's web site, is attached hereto as Annex C.

      (d) DIVIDENDS. No distributions have been paid to holders of Class A Shares during the past two years.

      (e) PRIOR PUBLIC OFFERINGS. Kaanapali Land has not made any offer of Class A Shares during the past three years.

      (f) PRIOR STOCK PURCHASES. None of the filing persons (including the individuals identified on Schedule I to this Schedule 13E-3) have purchased any Class A Shares during the past two years.


ITEM 3.       IDENTITY AND BACKGROUND OF FILING PERSONS.

Item 1003

      (a) NAME AND ADDRESS. The names of the filing persons are (i) Kaanapali Land, LLC (the subject company), whose address is Suite 1400, 900 North Michigan Avenue, Chicago, Illinois 60611, and whose telephone number is
(312) 915-1987; (ii) Pacific Trail Holdings, LLC (the Manager and controlling member of Kaanapali Land), whose address is Suite 1400, 900 North Michigan Avenue, Chicago, Illinois 60611, and whose telephone number is (312) 915-1987;
(iii) Pacific Trail Holdings, Inc. (the managing member of Pacific Trail), whose address is Suite 1400, 900 North Michigan Avenue, Chicago, Illinois 60611, and whose telephone number is (312) 915-1987; and (iv) KLLLC Mergerco, LLC (a wholly owned subsidiary of Pacific Trail formed in connection with the transaction discussed herein), whose address is Suite 1400, 900 North Michigan Avenue, Chicago, Illinois 60611, and whose telephone number is (312) 915-1987.

      (b)   BUSINESS AND BACKGROUND OF ENTITIES.

            Kaanapali Land operates in three business segments - Agriculture, Property and Golf. The Agriculture segment grows seed corn and soybeans under contract and leases or provides harvesting rights to a third party on certain lands currently cultivated in or used for the processing of coffee, while maintaining additional coffee acreage for possible future use. The Property segment primarily develops land for sale and negotiates bulk sales of undeveloped land. The Golf segment is responsible for the management and operation of the Waikele Golf Course. The Agriculture, Property and Golf segments operate exclusively in the State of Hawaii.

            Pacific Trail is a holding company whose sole material asset is its controlling membership interest in Kaanapali Land. Pacific Trail also acts as the Manager of Kaanapali Land pursuant to the terms of the Kaanapali Land Amended and Restated Limited Liability Company Agreement (the "Operating Agreement"). It conducts no other business.

            PTHI was formed for the purpose of being the sole managing member of Pacific Trail. It holds no material assets other than its membership interest in Pacific Trail and conducts no business other than acting in its capacity as the managing member of Pacific Trail.

            Mergerco was formed on February 16, 2007, for the sole purpose of effecting the Merger described in this Schedule 13E-3. It has no material assets.

            None of Kaanapali Land, Pacific Trail, PTHI, Mergerco or the individuals listed on Schedule I have, during the past five years, been convicted in a criminal proceeding or been a party to any judicial or administrative proceedings that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

      (c)   BUSINESS AND BACKGROUND OF NATURAL PERSONS.

            The name, citizenship, principal business address, business phone number, principal occupation or employment and five year employment history for each of the executive officers of Kaanapali Land, Pacific Trail and Mergerco and the executive officers and director of PTHI, and certain other information is set forth on Schedule 1 hereto.

ITEM 4.       TERMS OF THE TRANSACTION.

Item 1004

      (a)   MATERIAL TERMS.

            (1)   Tender Offers.     The Merger does not involve a tender offer
                  for the Class A Shares or any other security of Kaanapali
                  Land.

            (2) Merger and similar transactions. The material terms of the merger transaction are described elsewhere in this Schedule 13E-3. For a brief description of the transaction, the consideration offered to the holders of Class A Shares, the reasons for engaging in the transaction, and the federal income tax consequences, you should read Item 7 of this
                  Schedule 13E-3 titled "Purposes, Alternatives, Reasons and Effects."

      (c)   DIFFERENT TERMS.   All holders of Class A Shares shall be treated
in the same manner in this transaction and will receive cash for their Class A Shares. Holders of Class B Shares will remain as owners of Kaanapali Land and their membership interests in Kaanapali Land after the Merger will be re-designated as the single class of equity interests of Kaanapali Land on a prorata basis to their Class B Shares immediately prior to the Merger.

      (d) APPRAISAL RIGHTS. Holders of Class A Shares are not entitled to any appraisal rights in connection with the Merger.

      (e) PROVISIONS FOR UNAFFILIATED SECURITY HOLDERS. No provision is being made by any filing person in connection with the Merger to grant unaffiliated security holders access to the files of Kaanapali Land (or any other filing person) or to obtain counsel or appraisal services at the expense of any filing person.

      (f) ELIGIBILITY FOR LISTING OR TRADING. No securities of any filing person are being offered as consideration in the Merger.


ITEM 5.       PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Item 1005

      (a)   TRANSACTIONS.      Except as set forth below, no transactions have
occurred during either of the past two years between Kaanapali Land or any of its subsidiaries and any other filing person (including the individuals identified on Schedule I to this Schedule 13E-3) where the aggregate value of the transactions is more than one percent of Kaanapali Land's consolidated revenues in such year.

      An affiliated insurance agency, JMB Insurance Agency, Inc., earns insurance brokerage commissions in connection with providing the placement of insurance coverage for certain of the properties and operations of the Company. Such commissions are comparable to those that would be paid to such affiliated insurance agency in similar dealings with unaffiliated third parties, and are generally paid by the insurance carriers that the agency represents out of the premiums paid by the Company for such coverage. The total of such commissions for the years ended December 31, 2006 and 2005 was approximately $74 thousand and $13 thousand, respectively, all of which was paid as of December 31, 2006.

      The Company pays a non-accountable reimbursement of approximately $30 thousand per month to JMB Realty Corporation in respect of general overhead expense, all of which was paid as of December 31, 2006.

      The Company reimburses its affiliates for direct expenses incurred on its behalf, including salaries and salary-related expenses incurred in connection with the management of the Company's operations. Generally, the entity that employs the person providing the services receives the reimbursement. Substantially all of such reimbursable amounts were incurred by JMB or its affiliates during 2005 and 2006. The total costs for the years ended December 31, 2006 and 2005 was approximately $2.6 million and $2.4 million, respectively, of which approximately $856 thousand was unpaid as of December 31, 2006.

      (b) SIGNIFICANT CORPORATE EVENTS. During the past two years, there have been no negotiations, transactions or material contacts between Kaanapali Land or its affiliates and any filing person (including the individuals identified on Schedule I) concerning any merger, consolidation, acquisition, tender offer of securities for Kaanapali Land or sale or transfer or a material amount of assets of Kaanapali Land other than the Merger contemplated hereby.

      (c)   NEGOTIATIONS OR CONTRACTS.     Other than as described in paragraph
(b) of this Item 5, there have been no negotiations, or material contracts concerning the matters described in paragraph (b) of this Item 5 during the past two years between affiliates of Kaanapali Land or between Kaanapali Land or any of its affiliates and any person not affiliated with Kaanapali Land who would have a direct interest in such matters.

      (e)   AGREEMENTS INVOLVING THE SUBJECT COMPANY'S SECURITIES.        Except
with respect to the Operating Agreement of Kaanapali Land or as otherwise described herein, there are no agreements, arrangements or understandings between any filing person (including the individuals identified on Schedule I to this Schedule 13E-3) and any other person with respect to the Class A
Shares.


ITEM 6.     PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Item 1006

      (b) USE OF SECURITIES ACQUIRED. The Class A Shares of the Company will be retired in connection with the Merger. The Operating Agreement of the Company will be restated by the remaining holders of Class B Shares to, among other things, provide for a single class of membership interest in Kaanapali Land, and each holder of Class B Shares will have their Class B Shares redenominated as such a single-class membership interest in Kaanapali Land after the Merger in proportion to the Class B Shares so held.

      (c)   PLANS.

            (1) Other than the Merger described herein, there are no current plans, proposals or negotiations that relate to or would result in any extraordinary transaction, such as a merger, reorganization or liquidation, involving Kaanapali Land or any of its subsidiaries. The Company intends to conduct its business and operations after the consummation of the Merger in substantially the same manner as they are currently being conducted. The Company, however, reserves the right to engage in transactions in the ordinary course of business to restructure the Company's businesses, merge or consolidate subsidiaries, dissolve inactive subsidiaries or form new subsidiaries as deemed necessary or desirable for the ongoing business of the Company.

            (2) There are no current plans, proposals or negotiations that relate to or would result in any purchase, sale or transfer of a material amount of assets of the Company. However, a subsidiary of Kaanapali Land is currently offering subdivided agricultural lots for sale to the general public in a portion of its lands that may, over time, in the aggregate, result in a material sale of assets. While the Company, in the ordinary course of business, has recently been engaged in preliminary discussions with third-parties for the joint development and/or leasing of certain of the properties owned by subsidiaries of the Company, these discussions have not yet resulted in any specific written offers and are at this point considered speculative. In addition, the Company from time to time receives oral or written offers for specific land assets. At this time, any such offers that the Company may now regard as open would either be immaterial to the Company or are at terms significantly below what the Company is willing to consider.

            (3) There are no current plans, proposals or negotiations that relate to or would result in any material change in the present dividend rate or policy, or indebtedness or capitalization of Kaanapali Land.

            (4) Kaanapali Land has no board of directors and no employment contracts with its executive officers. There are no current plans, proposals or negotiations that relate to or would result in any change of management of Kaanapali Land.

            (5) There are no current plans, proposals or negotiations that relate to or would result in any other material change in the Company's corporate structure or business. However, the Company reserves the right to consider offers that may be made by third parties for the Company or its significant assets, such as those described in Item (2) above.

            (6) No class of equity securities of Kaanapali Land is listed on a national securities exchange.

            (7) As a result of the Merger, Kaanapali Land will terminate its reporting obligations with respect to the Class A Shares under the Exchange Act.

            (8) The Merger will cause Kaanapali Land to have fewer than 300 equity holders and no longer be a publicly reporting company under the Exchange Act, and thus Kaanapali Land will no longer have the obligation to file reports under Section 15(d) of the Exchange Act, and does not intend to do so.

            (9) There are no current plans, proposals or negotiations for the acquisition by any person of additional securities in Kaanapali Land, or, except as provided in the Merger, the disposition of securities of Kaanapali Land.

            (10) Except as described in paragraph (b) of this Item 6 above, there are no current plans, proposals or negotiations for any changes in the Operating Agreement of Kaanapali Land, or, except as contemplated by the Merger, other actions that could impede the acquisition of control of Kaanapali Land.

ITEM 7.       PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

Item 1013

      (a)   PURPOSES.    The primary purpose of the Rule 13e-3 Transaction is
to reduce the number of holders of shares of Kaanapali Land below 300 and thereby avoid the future expenditure of company funds and management time on the preparation and issuance of audited financial statements, various reports required under the Exchange Act and otherwise applicable to publicly reporting companies. The Class A Shares represent less than 9% of its outstanding equity interests in Kaanapali Land but comprise approximately 700 registered holders.

In addition, while the Company does not have access to specific information in this regard, the Company has reason to believe, based upon historical information, there are more than 10,000 beneficial owners who hold their shares in street name through brokerage firms. Nevertheless, Kaanapali Land's annual expenditures for auditing, financial reporting, report preparation and dissemination, transfer agent fees and costs and related legal fees were approximately $600,000 in 2006. The reporting requirements have substantially increased for public companies since the passage of the Sarbanes-Oxley Act of 2002, and the Company's expenses are expected to increase substantially if and when Kaanapali Land becomes subject to the internal control reporting requirements mandated by Section 404 of the Sarbanes-Oxley Act and the rules and regulations of the Securities and Exchange Commission and the Public Company Accounting Oversight Board promulgated thereunder (currently scheduled to be applicable to Kaanapali Land for the year ended December 31, 2007). Continuing to incur these expenditures (or the increased costs that these new rules and regulations will entail) is of no benefit to the Company or the approximately 91% of the shareholders represented by the Class B Shares, who are indirectly financing 91% of the cost thereof for the approximately 9% minority holders of the Class A Shares. Because the assets of the Company consist primarily of undeveloped land, a substantial portion of which is expected to obtain entitlements and be developed and sold over a long time horizon, with no expected distributions to investors in the near term, these costs are expected to continue unabated for numerous years until the Company could eventually realize on its investments and liquidate, and would constitute a continuing drain on the profitability and liquidity of the Company, especially considering its relatively modest current asset base in comparison to the magnitude of these costs.

      Another consideration for the Merger is to provide the Class A Shareholders with cash consideration that constitutes fair value for their Class A Shares. In recent years, several professional small lot tender offer firms have initiated tender offers seeking to acquire Class A Shares. Not only do these tender offers generally involve offers for only a limited number of Class A Shares over a limited time period, but such offers are made without any meaningful disclosures and are made at a small fraction of the value of the Class A Shares. The professional purchasers then resell the Class A Shares into the secondary market at many times the original purchase price. For example, Kaanapali Land believes, based solely upon copies of tender offer materials that it received, the NASDAQ trading data and reports from its transfer agent, that one purchaser obtained tenders of at least 3,600 Class A Shares in 2006 at a tender price of $1.00 per share, and that such purchaser was successful in reselling most if not all of those shares within a few months of such purchase. During the time of such sales, the minimum ask price reported by NASDAQ was $25 per share. Kaanapali Land is required to incur significant cost and management time in examining and taking a position on each such tender offer when it occurs and further believes that it is not in the best interest of Kaanapali Land or the holders of Class A Shares to perpetuate a situation where such holders may feel that selling for less than value may be the only alternative for disposing a minor illiquid investment.

      (b)   ALTERNATIVES.      The management of Kaanapali Land discussed
possible alternatives to the Merger, with the goal of avoiding future public reporting requirements, improving liquidity for the Company and/or providing liquidity to the members. Management considered initiating a tender offer for the Class A Shares but there would be no assurance that sufficient tenders could be received to allow Kaanapali Land to terminate its reporting requirements. As a result, Kaanapali Land may have incurred significant costs and nevertheless found itself implementing a merger in order to achieve its goals, in effect incurring many of the costs attendant to a going private transaction twice. Management also considered merging into a public development company or finding a buyer for the entire business. However, management concluded either alternative was not realistic at any reasonable valuation given the current status of the Company's development efforts and liabilities, contingent or otherwise, and given the small size of the Company and its modest asset base. In addition, management believed that the existence of a small, widely-held class of membership would be a negative consideration to any such buyer in the future, for many of the same reasons expressed herein. Also discussed was the alternative of continuing to operate as a public reporting company, which was dismissed because it would not achieve the purposes described above. In accordance with the Operating Agreement, the Manager has determined that the Merger and the transactions contemplated thereby are on terms that are no less favorable to the Company than those that could be obtained from any unaffiliated third party for a similar transaction.

      (c)   REASONS.     As a consequence of the Plan in the Reorganization
Case becoming effective, Kaanapali Land issued two classes of membership interests at that time, which were designated as Class A Shares and Class B Shares. Class A Shares, which comprise approximately 9% of the outstanding membership interests of Kaanapali Land, are the subject securities in this transaction, were issued to certain non-affiliated holders who had claims against the Debtors, primarily former note holders, but also certain unsecured creditors. Class B Shares, comprising approximately 91% of the outstanding membership interests of Kaanapali Land, were issued to various entities and individuals who were affiliated with the Company or were present or former officers, directors or employees of such affiliates (or members of their families). The Class B Shares were issued primarily on account of substantial senior indebtedness held by these entities or affiliates that had priority over the notes held by the holders of Class A Shares, or on account of significant liquidity contributed to the Company by affiliates through merger at the time of the consummation of the Plan.

      While the Reorganization Case served to dramatically improve the solvency and liquidity of the Company in the short term, it did little to improve the underlying facts surrounding the Company's ongoing business operations and development efforts. In the period since that time, the Company has, on the one hand, engaged in significant overhead reduction efforts on Oahu and Kauai, and, on the other hand, significantly increased its expenditures for the development of its West Maui lands, including hiring new personnel for the Maui development office. While the Company has completed several bulk sales of land to developers in the past few years that improved the Company's cash position, most future revenues are expected to be derived from more direct development efforts by the Company to maximize the amounts that can be achieved from the eventual sale of the West Maui land, including significant work to quiet title to land and obtain government entitlements in order that development could proceed. These efforts have proved very cash intensive and have taken longer to accomplish than originally contemplated.
In addition, the softening of real estate markets in Hawaii and elsewhere beginning in late 2005 made it evident that revenue for the developments that were entitled would be realized at a slower pace than originally expected.
The competitive environment for non-resort golf courses on Oahu has also resulted in weaker results than anticipated for the Waikele Golf Course, even after the completion of a significant renovation of the course and clubhouse in 2006. Finally, the Reorganization Case did not eliminate liabilities or claims for the entities that were not Debtors, or for environmental issues that related to lands that were still owned or operated by the Company. Thus, Kaanapali Land and various of its subsidiaries continue to defend against various claims at significant ongoing cost to the Company.

      Due primarily to the foregoing, it became clear that distributions to the members of Kaanapali Land were unlikely to be made for a number of years, if ever. The fact that additional significant cash was being spent on an annual basis on public reporting functions, and also that the existence of a widely-held minority interest was constraining the options that the Company had to move its businesses forward, has led Kaanapali Land to begin to evaluate whether it would make sense to pursue a "going private" transaction to solve these issues and provide an exit for holders of Class A Shares at a fair value. As detailed in subsection (b) above, while Kaanapali Land considered various alternatives in this regard that might have included third parties, it was determined that the pursuit of any third-party transactions at this time would be unrealistic given the Company's current financial condition and business prospects. Therefore, in light of these considerations, Kaanapali Land, through its Manager, resolved by unanimous written consent of such Manager, dated April 9, 2007, as well as by separate consent of the directors of the Manager's managing member, dated April 9, 2007, to authorize the formation of a subsidiary of such Manager and the merger of such subsidiary into Kaanapali Land, as well as the preparation of this Schedule 13E-3 and all transactions and documentation relating thereto. For a further discussion of the purposes, alternatives, reasons and effects of the Merger, see Item 7 below.

      As stated above, Kaanapali Land continues to incur significant expense relative to the public reporting obligations attendant to the Class A Shares. Completing the Merger at this time will result in cost savings in this regard relative to audits for years after 2006. As more specifically described under
Item 7(d) below, there continues to be significant risk and uncertainty concerning the ability of the Company to realize on its investments in the short or intermediate term, and in the ultimate net proceeds that the Company will be able to realize when such investments are ultimately sold. Furthermore, uncertainties concerning the amounts that will need to be expended, both to resolve existing and prospective liabilities and to maximize the ultimate revenues, are also significant and ongoing. These costs could be materially higher than currently anticipated and thus erode the value of the Company significantly relative to the amount expressed herein. Consequently, Kaanapali Land has determined that there is no benefit to Kaanapali Land or its members to delay the Merger. The structure of the transaction itself is quite simple and is designed to (i) permit the Subject Company to "go private" and be the surviving company in the Merger and continue in business thereafter, (ii) give the holders of Class A Shares cash for their Class A Shares, which Class A Shares will then be retired, and (iii) reclassify the Class B Shares as the sole equity interests in Kaanapali Land.

      (d)   EFFECTS.     Pacific Trail, currently the majority shareholder of
Kaanapali Land, has formed Mergerco as a wholly-owned subsidiary with minimum capitalization. Mergerco will be merged into Kaanapali Land, with Kaanapali Land as the surviving entity. As a consequence of the Merger, and as further stated in the Merger Agreement, each holder of Class A Shares will receive cash in the amount of $43.25 per share for their Class A Shares. The Class B Shares will be reclassified as the sole membership interests in Kaanapali Land and the current holders of Class B Shares will hold such membership interests in direct proportion to the number of their respective Class B Shares therein. The benefits and detriments to Kaanapali Land, its affiliates and the unaffiliated security holders depend primarily on (1) the ability of the Company to successfully operate its businesses and realize a profit on the sale of its assets, (2) the ability of the Company to manage successfully its actual and contingent liabilities and (3) the cash price to be paid for the Class A Shares by Kaanapali Land at the time of the Merger. While the cash price is fixed and, as described herein, Kaanapali Land and its Manager reasonably believe such price is fair to the holders of Class A Shares, significant risks, contingencies and uncertainties will combine in the future to determine whether the remaining holders of membership interests in Kaanapali Land will ultimately realize more or less per Share, as adjusted for the time value of money, than is being paid to the holders of the Class A Shares in connection with the Merger. Such risks, contingencies and uncertainties are described in detail in this Item 7(d) and in Item 8(b) below.

            (i)   PERCEIVED BENEFITS AND DETRIMENTS TO MERGER

                  POTENTIAL DETRIMENTS TO HOLDERS OF CLASS A SHARES AND/OR BENEFITS TO KAANAPALI LAND AND AFFILIATES

                  . As a consequence of the Merger, holders of Class A Shares will cease to own any interest in Kaanapali Land and therefore such holders will have no opportunity to participate in any future increase in the value of the Company and its assets or any distributions in cash or other assets that Kaanapali Land may make in the future. However, the detriment to the holders of Class A Shares depends in large measure on how the Company performs against other alternative investments that are available to such holders with the cash received in the Merger, which may afford such holders with a better opportunity for return or lower risk on their investment.

                  . As a consequence of the Merger and the retirement of the Class A Shares, which represent approximately 8.987% of all equity interests in Kaanapali Land, each holder of Class B Shares will thereafter hold an interest in Kaanapali Land that is approximately 9.87% larger than such holder's current percentage interest. Offsetting this increase is the fact that the asset base of the Company will be reduced by the amount of cash being paid for the Class A Shares plus the expenses of this transaction.

                  . After the consummation of the Merger, Kaanapali Land will have fewer than 300 holders of membership interests, it will terminate its reporting obligations with the Securities and Exchange Commission and will no longer incur the significant costs and related overhead costs associated with the obligation to file periodic reports with the SEC.

                  . After consummation of the Merger, Kaanapali Land will be substantially wholly-owned by affiliated persons and entities and will not be subject to any of the restrictions and covenants contained in the Operating Agreement that currently protect holders of Class A Shares. In addition, Kaanapali Land may no longer have to take into account any possible conflicts of interest in its future business dealings with any duties it might have otherwise owed to holders of Class A Shares.

                  . The cash payment per Class A Share will be $43.25. To the extent that the Company is successful in managing its liabilities and executing its business plan so that the net asset value exceeds $77,530,541, as adjusted for the time value of money, the holders of Class B Shares will not have to share that increased value with the holders of Class A Shares, to the detriment of the holders of Class A Shares and the benefit of the holders of Class B Shares.

                  . Additional potential benefits to the Company and the affiliated holders of Class B Shares are attributable to the factors set forth in Items 7(a) and 7(c) above. As these relate to the ongoing operations of the Company after the Merger and are not generally subject to execution without the Merger, they do not constitute benefits or detriments to the holders of Class A Shares, who will no longer have an interest in the Company after the Merger.

                  POTENTIAL BENEFITS TO HOLDERS OF CLASS A SHARES AND/OR DETRIMENTS TO KAANAPALI LAND AND AFFILIATES

                  . Each holder of Class A Shares will receive an immediate cash payment therefor at a fair value for an interest with limited liquidity and a thin trading market. The amount so received may then be redeployed to other investments and/or otherwise utilized by such holders as they may determine in their sole discretion. There is no assurance, absent the Merger, how long each holder of Class A Shares would have to wait in order to obtain value for such interests, nor is there any assurance as to the amount that each holder may ultimately receive, which could be considerably less, or zero.

                  . Holders of Class A Shares will no longer be subject to mini-tender offers by third parties that do not provide substantial information and are often at a price that is at a substantial discount to the informal trading price for the Class A Shares and at a substantial discount to the Merger Consideration.

                  . In the event that the Company is not able to increase its net asset value as described above or finds that the risk factors mentioned herein have combined to erode the value of the Company below the amount of cash per share to be paid to the holders of Class A Shares, then such failure will fall entirely on the holders of Class B Shares to their detriment, and to the benefit of the holders of Class A Shares who were able to receive cash in the Merger and avoid such losses.

                  . A portion of the liquidity of the Company will be spent by Kaanapali Land on the expenses relating to the Merger, including those expenses estimated in Item 10(c) below and any other expenses incurred in the planning for and consummation of the Merger and related transactions, plus the price to be paid in exchange for the Class A Shares, which is currently estimated to total approximately $7,000,000. This is cash that could otherwise be used for the Company's development efforts or the satisfaction of its other obligations and thus will increase the liquidity risk of Kaanapali Land to the possible detriment of Kaanapali Land and its affiliates. The holders of Class A Shares will not be subject to this increased risk because they have received a cash payment for their interests and will no longer have any investment in Kaanapali Land.

            (ii) RISK FACTORS THAT WEIGH UPON THE POTENTIAL BENEFITS AND DETRIMENTS TO KAANAPALI LAND AND/OR HOLDERS OF CLASS A SHARES

                  (A)    FACTORS ATTRIBUTABLE TO THE MERGER

                         MERGER CONSIDERATION MAY BE LESS THAN FAIR VALUE OF THE CLASS A SHARES

                         The objectives and motivation of Kaanapali Land and
                  its Manager in establishing the merger consideration may conflict with the interests of the holders of the Class A Shares in receiving the highest amount for such shares. The future value of Kaanapali Land's properties and assets is uncertain, and the merger consideration could be significantly less than the net proceeds a holder of Class A Shares might have realized from continuing to hold the Class A Shares, and a holder of Class A Shares, as a result of the Merger, will lose the opportunity to participate in any future benefits from ownership of the Class A Shares.

                         CONFLICTS OF INTEREST

                         Kaanapali Land is controlled by Pacific Trail, who
                  will remain as the principal equity holder of Kaanapali Land after the consummation of the Merger. Pacific Trail is in turn controlled by PTHI. The officers and directors of PTHI owe fiduciary duties to PTHI and PTHI owes a fiduciary duty to the Pacific Trail and its members. Pacific Trail, as Manager of Kaanapali Land, may in addition owe certain duties (fiduciary or otherwise, pursuant to the Delaware Limited Liability Company Act and other relevant laws, as well as pursuant to the Operating Agreement) to Kaanapali Land. As such, the duties owed to Kaanapali Land may conflict with other duties owed to other direct or indirect stakeholders in Kaanapali Land. The Operating Agreement provides explicitly that Pacific Trail, as Manager, is under no obligation to consider the separate interests of the Members (including, without limitation, tax consequences to the Members) in deciding whether to cause Kaanapali Land to take (or decline to take) any acts that Pacific Trail has undertaken in good faith on behalf of Kaanapali Land. Although Kaanapali Land has employed KPMG Corporate Finance, LLC ("KPMGCF") to provide Pacific Trail with KPMGCF's view regarding the aggregate value of the outstanding membership interests of Kaanapali Land, expressed as a range, and although all of the filing persons herein, as affiliates of Kaanapali Land for purposes of Rule 13e-3 of the Exchange Act, have considered the fairness of the Merger to the holders of Class A Shares as required by such Rule 13e-3, these conflicting duties may prevent Pacific Trail, PTHI and Kaanapali Land from evaluating the value of the Class A Shares objectively and may cause them to make decisions or take actions (or refrain from taking actions) in connection with the Merger that are not in the best interest of the holders of the Class A Shares. NO THIRD PARTY OR INDEPENDENT COMMITTEE OR REPRESENTATIVE HAS BEEN APPOINTED OR RETAINED TO PROVIDE A FAIRNESS OPINION OR NEGOTIATE THE TERMS OF THE

                  MERGER WITH KAANAPALI LAND ON BEHALF OF THE HOLDERS OF
                  CLASS A SHARES. KPMGCF'S VALUATION REPORT WAS DIRECTED TO PACIFIC TRAIL, AS MANAGER OF KAANAPALI LAND, AND ONLY ADDRESSED THE AGGREGATE VALUE OF KAANAPALI LAND'S OUTSTANDING MEMBERSHIP INTERESTS AS OF DECEMBER 31, 2006. THE SUMMARY OF KPMGCF'S VALUATION REPORT IN THIS SCHEDULE 13E-3 IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE WRITTEN VALUATION REPORT WHICH IS INCLUDED AS ANNEX D TO THIS SCHEDULE 13E-3 AND SETS FORTH THE PROCEDURES FOLLOWED, ASSUMPTIONS MADE, QUALIFICATIONS AND LIMITATIONS ON THE REVIEW UNDERTAKEN AND OTHER MATTERS CONSIDERED BY KPMGCF IN PREPARING ITS VALUATION REPORT. NEITHER KPMGCF'S VALUATION REPORT NOR THE SUMMARY OF ITS VALUATION REPORT SET FORTH IN THIS SCHEDULE 13E-3 ARE INTENDED TO BE, AND DO NOT CONSTITUTE, ADVICE OR A RECOMMENDATION TO HOLDERS OF CLASS A SHARES AS TO HOW SUCH HOLDERS SHOULD ACT ON ANY MATTER OR WITH RESPECT TO ANY TRANSACTION OR INVESTMENT DECISION.

                         In order to promote efficiency and save costs, each of
                  Kaanapali Land, Pacific Trail, PTHI and Mergerco, to the extent required, have been and will be represented by the same legal counsel with respect to the Merger, which counsel also represent some or all of these entities on various other matters. Holders of Class A Shares will not be represented by counsel in connection with the Merger and no provision has been made by the Company for such representation.

                         As the majority holder of Class B Shares, Pacific
                  Trail will, together with certain affiliates that also hold Class B Shares, benefit from the future cash flow and appreciation in value of the Company's assets after the Merger, if any, in a greater proportion thereafter than prior thereto as a consequence of the retirement of the Class A Shares.

                         As a result of the foregoing considerations, despite
                  Kaanapali Land's assessment set forth herein as to the fairness of the Merger, the Manager of the Company may be motivated to maximize the returns to the holders of the Class B Shares by paying a lower price to the holders of Class A Shares. Although Kaanapali Land cannot predict with any assurance the future value of its membership interests or underlying net assets, the price to be paid to the holders of Class A Shares may be significantly less than the net proceeds per Class A Share that such holders could realize from a liquidation of the Company following the sale of all of its assets.

                         CONSUMMATION OF THE MERGER IS SUBJECT TO CERTAIN CONDITIONS

                         The Merger Agreement sets forth certain conditions to
                  the consummation of the Merger (and therefore to the payment of the exchange price for the Class A Shares as described herein). Kaanapali Land is not obligated to consummate the Merger until all such conditions are satisfied, some of which are beyond the control of Kaanapali Land and its affiliates. Among such conditions are (i) that there is no pending or threatened litigation or governmental action or proceeding against Kaanapali Land, its affiliates or any related persons, challenging the Merger that could reasonably be expected to have a material adverse effect on Kaanapali Land or its affiliates or related persons or that would materially increase the cost of consummating the Merger (including a material increase in the merger consideration), (ii) no temporary restraining order, preliminary or permanent injunction or other order or decree issued by any court or governmental or quasi-governmental agency that could reasonably be expected to have a material adverse effect on Kaanapali Land or its affiliates, related persons or otherwise could reasonably be expected to prevent or materially delay the consummation of the Merger or that would materially increase the cost of consummating the Merger (including a material increase in the merger consideration), and (iii) each of the parties to the Merger Agreement shall have obtained all required or requested governmental approvals and third party consents relative to the consummation of the Merger unless such approvals or consents, if withheld, would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of any such party. Any of the foregoing conditions may be waived by any such party at its sole and absolute discretion. In addition, the parties to the Merger Agreement shall have the right to terminate the Merger Agreement and abandon the Merger at anytime prior to its consummation, or restructure the Merger Agreement or assign their rights thereunder to affiliates or third parties, provided that any such action does not materially adversely affect the interests of the holders of Class A Shares.

                  (B)    FACTORS AFFECTING THE VALUE OF THE SECURITIES

                         LACK OF CASH DISTRIBUTIONS

                         Kaanapali Land has not made any cash distributions and
                  does not expect to make distributions so long as the Company needs its cash reserves for its continuing development efforts, as well as to fund its ongoing administrative costs and defense costs (including any settlements that it may fund) relating to any actual or threatened litigation or other claims. It is expected, therefore, that cash distributions will not be made until the Company is much further along with its various development projects, has worked through its material actual and contingent liabilities (including but not limited to environmental and personal injury claims) and has received revenues and retained cash in excess of its prospective business needs, which may not occur for many years, if ever. Moreover, in the event that the Company is unsuccessful in its development efforts, it is possible that the Company will exhaust all of its cash reserves and be forced to sell assets at distressed prices in order to continue in business and satisfy existing obligations, with no cash remaining for distribution even upon the liquidation of the Company. There can be no assurance that Kaanapali Land will make distributions to its members.

                         UNCERTAINTY OF THE TERM OF INVESTMENT

                         While the Company expects to eventually liquidate, it
                  is not obligated to do so and it is currently impossible to predict when this will occur. It is likely that liquidation will not occur for many years. Under the Operating Agreement, Kaanapali Land may continue in existence in perpetuity and shall not be dissolved until the first to occur of the following events: (a) the affirmative vote or consent of the holders of a majority of the outstanding Common Shares to dissolve the Company; or (b) the entry of a decree of judicial dissolution of the Company under Section 18-802 of the Delaware Limited Liability Act. Since a majority of such shares is held by affiliates of Kaanapali Land, the decision to dissolve and wind up the affairs of the Company is essentially solely within their control. There can be no assurance as to how long a member's investment in the Company will need to be held to realize any value thereon, nor as to the amount of value that will ultimately be realized, if any.

                         LACK OF TRADING MARKET

                         Were the Merger not to occur and Kaanapali Land
                  continue to operate with the same shareholders, there could be no assurance regarding the future development of a more active trading market for the Class A Shares, the ability of holders thereof to sell their Class A Shares or the price for which such holders may be able to sell their Class A Shares. Kaanapali Land is under no obligation to cause its shares to be listed on any securities exchange or quoted for trading on any automated quotation system and does not intend to do so. While a market for the Class A Shares has emerged on the secondary market, trading in such shares has been thin and sporadic. Future trading prices of the Class A Shares will depend on many factors, including factors beyond the control of Kaanapali Land. Unless Kaanapali Land were to issue additional shares over time to third parties, which is unlikely under current circumstances, the expected market capitalization and public float of the Class A Shares will likely continue to be too limited for an adequate trading market to develop. Furthermore, the liquidity of, and trading market for, the Class A Shares may be adversely affected by price declines and volatility in the market for similar securities, as well as by any changes in the Company's financial condition or results of operations.

                         NO MANAGEMENT RIGHTS

                         Under the Operating Agreement, management of Kaanapali
                  Land is vested in the Manager, Pacific Trail Holdings, LLC, which also holds approximately 80% of the outstanding membership interests. The Class A Shares represent less than 9% of the outstanding membership interests and possess very modest voting rights. Even these modest voting rights are of negligible importance, since the Manager and its affiliates holding Class B Shares retain the power to vote on over 91% of the outstanding membership interests. While the Operating Agreement contains provisions that afford certain monitoring and enforcement authority in an independent third party known as the "Class A Representative", that authority does not amount to any right to manage the affairs of the Company or participate in its decisions (other than as may relate to decisions concerning obtaining significant financing from affiliates), and the provisions relating to the Class A Representative are scheduled to expire on November 13, 2007. Therefore, the holders of Class A Shares have no effective right to manage the Company's affairs or influence Company decisions.

                  (C)    RISKS RELATING TO THE COMPANY AND ITS SUBSIDIARIES

                         RISKS RELATED TO ENTITLEMENT PROCESS

                         The Company's real estate development approach, for
                  land that it holds for development rather than investment, is designed to enhance the value of its properties in phases. In most instances, the process begins with the preparation of market and feasibility studies that consider potential uses for the property, as well as costs associated with those uses. The studies consider factors such as location, physical characteristics, demographic patterns, anticipated absorption rates, transportation, infrastructure costs, both on site and offsite, and regulatory and environmental requirements.

                         For any property targeted for development, the Company
                  will generally prepare a land plan that is consistent with the findings of the studies and then will commence the process of applying for the entitlements necessary to permit the use of the property in accordance with the land plan.
                  The length and difficulty of preparing the studies and obtaining the requisite entitlements, as well as the cost of complying with any conditions attached to the entitlements by government agencies, are significant factors in determining the viability of the Company's projects. Applications for entitlements may include, among other things, applications for state land use reclassification, county community plan amendments and changes in zoning.

                         The Company's developable lands are located on the
                  west side of the Island of Maui in the State of Hawaii. The majority of the developable lands are located in the Kaanapali resort area. There are an additional approximately 235 acres in the Lahaina, Maui, area known as Wainee, a portion of which may be developable. In addition, the Company has recently completed the demolition and removal of the former Pioneer Mill sugar mill structures (except for certain minor storage facilities), thereby freeing up approximately 19.5 acres of land that is zoned for industrial use near the center of Lahaina, which may be used for retail and/or industrial, residential or other commercial development in the future. The Kaanapali development lands have been the subject of a community-based planning process that commenced in 1999 for the Kaanapali 2020 Development Plan. The Kaanapali 2020 Development Plan includes a mix of resort, residential units and some commercial and recreational development sites, as well as affordable housing. While the oceanfront resort properties and a number of bulk parcels have been sold, most of the other Kaanapali 2020 lands continue to be owned by the Company. Any development plan for any of the Company's land, including the Kaanapali 2020 Development Plan and the Wainee development, will be subject to approval and regulation by various state and county agencies and governing entities, especially insofar as the nature and extent of zoning, and improvements necessary for site infrastructure, building, transportation, water management, environmental and health are concerned. In Hawaii, the governmental entities have the right to impose limits or controls on growth in their communities through restrictive zoning, density reduction, impact fees and development requirements, which may affect materially utilization of the land and the costs associated with developing the land. In addition, a recent ordinance enacted by Maui County that requires, among other things, that up to fifty percent of new residential units qualify as affordable housing and therefore be sold at below market prices could adversely affect the profitability of future projects and render them unfeasible. There can be no assurance that the Company will be successful in obtaining the necessary zoning and related entitlements for development of the Maui lands.

                         At this time, the only lands in Maui that have
                  sufficient entitlements to commence development are those in Phase I of the Kaanapali Coffee Farms development, as described below. Otherwise, the Kaanapali 2020 Development Plan is currently at a predevelopment stage. The plan is now in the process of being finalized to the extent necessary to commence the entitlements process. Approximately 990 acres of land have been identified to contain residential units along with commercial, retail and recreational assets. Over the next few years the Company expects to seek the necessary approvals to pursue its business strategy.

                         The current regulatory approval process for a
                  development project can take three to five years or more and involves substantial expense. The applications generally require the submission of comprehensive plans that involve the use of consultants and other professionals. A substantial portion of the Company's Kaanapali 2020 land will require state district boundary amendments and county general plan and community plan amendments, as well as rezoning approvals. There is no assurance that all necessary approvals and permits will be obtained with respect to the current projects or future projects of the Company. Generally, entitlements are extremely difficult to obtain in Hawaii. There is often significant opposition to proposed developments from numerous groups including native Hawaiians, environmental organizations, various community and civic groups, condominium associations and politicians advocating no-growth policies, among others. Any such group with standing can challenge submitted applications, which may substantially delay the process. Generally, once the applications are deemed acceptable, the various governing agencies involved in the entitlement process commence consideration of the requested entitlements. The applicable agencies often impose conditions, which may be costly and time consuming, on any approvals of the entitlements. The substantial time and expense of obtaining entitlements and the uncertainty of success in obtaining the entitlements could have a material adverse effect on the Company's success.

                         At the state level, all land in Hawaii is divided into
                  four land use classifications: urban, rural, agricultural and conservation. The majority of the Kaanapali 2020 Development Plan land is currently classified as either agricultural or conservation.

                         A relatively small portion (approximately 300 acres)
                  of the Kaanapali 2020 Development Plan area owned by the Company, known as Puukolii Village, comprised of two parcels known as the Puukolii Triangle and Puukolii Mauka, received entitlements in 1993 under the terms of a superseded law that fast tracked entitlements for planned mixed use developments that contained the requisite percentage of affordable housing units. The requirements imposed on the Company relative to these entitlements proved uneconomic and thus the developments were not pursued. Recently, the Company has proposed revisions to the development agreement with the applicable state agencies and is beginning to plan for the development of the Puukolii Mauka area, which will, if ultimately developed, include certain affordable and market housing units, a small commercial area, a school, a park and associated improvements. However, no agreement has been reached with any agency to modify the terms of the development agreement and it is currently unclear whether an agreement will be reached, or on what terms.

                         The Wainee development land, which is south of the
                  mill site, is currently classified as agricultural and will need to obtain land use and zoning reclassifications in order to proceed with any development. While it is likely that this development, if pursued, will contain a significant affordable housing component as required by county ordinance, the Company believes that these lands may be available for a number of uses compatible with their close proximity to the center of Lahaina, including both affordable and market housing and certain recreational and service uses. Therefore, the Company is considering several options for this land. In the meantime, the Company has been engaged in numerous legal actions to quiet title to its Wainee lands as a necessary predicate to such development. Such cases have generally been contested and, while the Company has been successful in the cases completed so far, one is currently on appeal and a small number of them have survived summary judgment motions by the Company, which may ultimately require trials at uncertain additional cost and time to completion. There can be no assurance that these actions will achieve an ultimate level of success that will permit the Wainee development to go forward on an economic basis.

                         Despite the hurdles mentioned above, the Company
                  believes that it will generally be able to develop that portion of its land for which it can obtain classification as an urban district from the State Land Use Commission. However, it is uncertain whether the Company will be able to obtain all necessary entitlements, or, if so, how long it will take, and it cannot be predicted what the market will be for such land (or the associated development costs) at such time. Conservation land is land that has been considered by the state as necessary for preserving natural conditions and cannot be developed. Agricultural and rural districts are not permitted to have concentrated development. Pursuant to the Kaanapali 2020 Development Plan, the Company intends to apply to the State Land Use Commission for reclassification of a portion of the agricultural lands to urban, but does not intend to apply for reclassification of the conservation lands.

                         Development of the Kaanapali 2020 lands in accordance
                  with the Kaanapali 2020 Development Plan will require, in addition to reclassification to urban, appropriate designation under the County of Maui general, community and/or development plans and the appropriate County zoning designation. Obtaining any and all of these approvals can involve a substantial amount of time and expense, and approvals may need to be resubmitted if there is any subsequent, material deviation in current approved plans or significant objections by the responsible government agencies.

                         In connection with seeking approvals from regulatory
                  authorities of the Kaanapali 2020 Development Plan, the Company may be required to make significant improvements in public facilities (such as roads), to dedicate property for public use, to provide employee/affordable housing units and to make other concessions, monetary or otherwise. The ability of the Company to perform its development activities may also be adversely affected by restrictions that may be imposed by government agencies and the surrounding communities because of inadequate public facilities, such as roads, water management areas and sewer facilities, and by local opposition to continued growth. However, as part of the Kaanapali 2020 Development Plan, the Company has included a large number of community members and local government officials in the development planning process and has earned significant community support for its preliminary Kaanapali 2020 and Wainee development plans. It also believes that it enjoys general local community support for its new Puukolii Mauka concept. The Company hopes that carrying on with this process will continue to generate substantial support from local government and the community for the Company's development plans.

                         There can be no assurance that all necessary approvals
                  will be obtained, that modifications to those plans will not require additional approvals, or that such additional approvals will be obtained, nor can there be any assurance as to the timing of such events.

                         RISKS RELATED TO HAWAIIAN REAL ESTATE AND
                         DEVELOPMENT MARKETS

                         The Kaanapali 2020 Development Plan (including,
                  without limitation) Kaanapali Coffee Farms and Puukolii Mauka) and the development of the Wainee land, as well as the Company's other development activities, are, apart from the risks associated with the entitlement process described above, subject to the risks generally incident to the ownership and development of real property. These include the possibility that cash generated from sales will not be sufficient to meet the Company's continuing obligations. This could result from inadequate pricing or pace of sales of properties or changes in costs of construction or development; increased government mandates; adverse changes in Hawaiian economic conditions, such as increased costs of labor, marketing and production, restricted availability of financing; adverse changes in local, national and/or international economic conditions (including adverse changes in exchange rates of foreign currencies for U.S. dollars); adverse effects of international political events, such as additional terrorist activity in the U.S. or abroad that lessen travel, tourism and investment in Hawaii; the need for unanticipated improvements or unanticipated expenditures in connection with environmental matters; changes in real estate tax rates and other expenses; delays in obtaining permits or approvals for construction or development and adverse changes in laws, governmental rules and fiscal policies; acts of God, including earthquakes, volcanic eruptions, floods, droughts, tsunamis and hurricanes; and other factors which are beyond the control of the Company. Because of these risks and others, real estate ownership and development is subject to unexpected increases in costs.

                         The Company may, from time to time and to the extent
                  economically advantageous, sell rezoned, undeveloped or partially developed parcels, such as portions of the Kaanapali 2020 Development Plan lands, the former Pioneer Mill site and/or the Wainee land. It intends to develop the balance of its lands for residential, resort, affordable housing, limited commercial and recreational purposes.

                         Any increase in interest rates or downturn in the
                  international, national or Hawaiian economy could affect the Company's profitability and sales. The downturn in the Asian economy, particularly the Japanese economy, has had a profound effect on the Hawaiian real estate market.
                  However, the Kaanapali resort area has historically enjoyed a significant mainland tourist market in the United States and Canada, which has resulted, beginning in the late 1990's, in a strong market for resort housing in the area. The September 11 attacks had a material adverse effect on tourism in the Kaanapali area immediately following the attacks, but the market rebounded during the period from 2002 into 2005 and the areas of primary and secondary residential homes, condominiums and time share units were relatively strong during this period. Markets have turned down significantly during the past fifteen months, which has negatively impacted the volume of transactions completed in West Maui. At present the Company is unable to predict whether current market conditions will materially impact pricing for its properties, but such conditions have negatively impacted the number of lots sold during the past 12 months. No assurance can be given, however, as to whether current market conditions will again improve, or when, or as to whether pricing for the Company's land assets will ultimately soften.

                         The Company's real estate activities may be adversely
                  affected by possible changes in the tax laws, including changes which may have an adverse effect on resort and residential real estate development. High rates of inflation adversely affect real estate development generally because of their impact on interest rates. High interest rates not only increase the cost of borrowed funds to developers, but also have a significant effect on the affordability of permanent mortgage financing to prospective purchasers. High rates of inflation may permit the Company to increase the prices that it charges in connection with land sales, subject to economic conditions in the real estate industry generally and local market factors. There can be no assurance that Hawaiian real estate values will rise, or that, if such values do rise, the Company's properties will benefit.

                         There are several developers, operators, real estate
                  companies and other owners of real estate that compete with the Company in its property business on Maui, many of which have greater resources. The number of competitive properties in a particular market could have a material adverse effect on the Company's success.

                         In 2006, the Company commenced the development of a
                  58-lot agricultural subdivision known as Kaanapali Coffee Farms - Phase I, which comprises approximately 336 acres. In connection with such development, the Company has committed substantial resources to contracts for the construction of roads, water lines and other infrastructure, and has incurred significant costs in planning and pre-development efforts. As of December 31, 2006, such commitments totaled approximately $30 million, of which approximately $21 million had not yet been paid. In addition, the Company continues to incur substantial overhead and marketing costs in connection with the development, including, among other things, the maintenance of the agricultural component of the development, which consists of approximately 180 acres of coffee trees, and the ditch, flume, reservoir and irrigation system that supplies the development with irrigation water. The lots have been registered federally with the US Department of Housing and Urban Development and with the states of Hawaii, California and Illinois. Sales commenced in July 2006 but so far only 4 lots have been sold.

                         RISKS RELATING TO NATURAL EVENTS

                         The Company's development lands are located in an area
                  that is susceptible to hurricanes and seismic activity. In addition, during certain times of year, heavy rainfall is not uncommon. These events may adversely impact the Company's development activities and infrastructure assets, such as roadways, reservoirs, water courses and drainage ways. Significant events may cause the Company to incur substantial expenditures for investigation and restoration of damaged structures and facilities. Flooding, drought, wind and other natural perils can adversely impact agricultural production on the Company's lands. In addition, similar events elsewhere in Hawaii may cause regulatory responses that impact all landowners. For example, the Company received notice from the Hawaii Department of Land and Natural Resources ("DLNR") that it would inspect all significant dams and reservoirs in Hawaii, including those maintained by the Company on Maui in connection with its agricultural operations. Inspections were performed in April and October 2006. To date, the DLNR has cited certain maintenance deficiencies concerning two of the Company's reservoirs, consisting primarily of overgrowth of vegetation that make inspection difficult, and could degrade the integrity of reservoir slopes and impact drainage. The DLNR has required the vegetation clean-up as well as the Company's plan for future maintenance, inspections and emergency response. Revised versions of the required plans were submitted to DLNR in December 2006.The Company has obtained bids for portions of the required remedial work and expects to commence same during the second quarter of 2007.

                         On October 15, 2006, a significant earthquake occurred
                  that was felt in most parts of the state. As a consequence of such earthquake, the DLNR, in conjunction with the U.S. Bureau of Reclamation has inspected each reservoir and identified certain minor damage. In addition, Company personnel have inspected various portions of its Maui water source and transmission assets to determine if any other damage of significance has occurred, but the Company has so far found no material damage. While the damage to the smaller reservoir cited by the recent DLNR inspection will not require any immediate action, it is unclear at this time whether the DLNR will require any work on the larger reservoir even though the damage is located in a portion of the reservoir that is presently unused. There can be no assurance that the expense of doing such required work will not be material.

                         RISKS RELATED TO THE HAWAIIAN GOLF MARKET

                         A subsidiary of Kaanapali Land owns the Waikele Golf
                  Course on Oahu. The performance of golf courses in Hawaii depends heavily on the strength of the tourism industry in Hawaii. Thus, Kaanapali Land is subject to the risks generally associated with operating tourism-related businesses. These include adverse changes in national and international economic conditions (including adverse changes in exchange rates of foreign currencies for U.S. dollars) and in national and international political situations that constrain travel, tourism and investment in Hawaii. The performance of golf courses in Hawaii is also affected by competition from comparable courses in the surrounding areas, which include a number of courses that have opened, reopened or been significantly upgraded in recent years. In addition, the Debtors are aware of an additional new golf course that is currently being constructed to the west of the Waikele Golf Course, as well as two other Oahu golf courses that are currently in the planning phase, which may or may not ultimately be built. There can be no assurance that additional courses will not be developed that will compete with the Waikele Golf Course.

                         In addition to market risks, Waikele Golf Course
                  operations are subject to operating risks such as adverse weather conditions, including heavy prolonged rains and hurricanes, employee-related issues such as labor shortages and disruptions (including, but not limited to disruptions of food and beverage service by the third-party restaurant operator who leases space in the clubhouse from the Company), blight or other diseases affecting grass or other vegetation and costs of merchandise, equipment and supplies.

                         The Waikele Golf Course is not affiliated with an
                  existing resort, but is located in a high-density residential area. The Waikele Golf Course has historically had a significant amount of Japanese tourist play as well as a high level of Hawaii resident play from the surrounding residential areas. During the 1980's and into the mid 1990's, Asian visitors comprised as much as half of the total rounds played at certain courses in Hawaii. With the downturn in the Japanese economy, there has been a significant drop in Asian visitors and this has had a material effect on Hawaiian golf course rounds. The mainland tourism market was very strong, particularly on the neighboring islands, prior to the terrorist attacks of September 11, but this had little direct impact on the Waikele Golf Course. Since September 11, the Asian visitor levels in Hawaii dropped precipitously and golf course rounds have dropped as much as fifty percent at some Hawaii golf courses. Asian tourist play is controlled by a relatively small number of tour operators who include golf as part of their tour packages. These operators are extremely price sensitive, which limits the ability of golf courses such as Waikele to increase greens fees. While Asian tourist visitation to Hawaii has rebounded somewhat in the past two years, it does not appear that this rebound has given a significant boost to the number of golf rounds being played on Oahu.

                         Since the initial reduction in the Japanese visitor
                  levels in the mid-1990's, many courses have attempted to offset some of the loss from the tourism market by attracting local Hawaiian resident play. The Waikele Golf Course has been successful at increasing the Hawaii resident rounds at the course; however, Hawaii residents receive a significant discount on fees at most courses, known as "Kamaiina rates", and Kamaiina rounds are therefore less profitable than other rounds.

                         In order to reverse the downward trend in rounds
                  played at Waikele Golf Course, particularly by visiting tourists from Asia and elsewhere, the Company embarked on a $1.2 million renovation project in 2006, which resulted in the golf course being closed for approximately five months in 2006. This renovation included the reconstruction of all greens and a number of tees, plus a modest renovation of the golf course clubhouse.

                         RISKS RELATING TO AGRICULTURE

                         While agricultural revenues are relatively
                  insignificant to the Company's financial success, competition in the agriculture business segment affects the prices the Company may obtain for the land and other assets it leases to third parties for the production of agricultural products. The Company currently earns a modest profit on its contract with Monsanto for the production of seed corn on a portion of its Kaanapali 2020 Development Plan land. Regulatory, political, economic and scientific issues, in addition to the normal risks attendant to the growing cycle for any crop, may all weigh in to make such contract uneconomic for Monsanto, with the result that ongoing revenues to the Company could be impaired in the future. Such is also the case with the Company's coffee crop, in particular because the Company incurs all the risks relating to the cost of growing and maintaining the trees and producing the crop (except for a minor portion of the coffee land that is leased to a third party who maintains the trees on such land), and a portion of the market risk attendant to the sale of the crop as well. That is because the harvesting and marketing of the crop has been contracted to a third-party grower, who will pay the Company (or the homeowners' association with respect to the coffee land within Kaanapali Coffee Farms Phase I) only a modest fixed amount for the privilege of taking the coffee beans, with a more substantial payment due based on a percentage of revenues obtained from the crop by such grower.

                         RISKS RELATING TO HAWAIIAN, U.S. AND
                         WORLD ECONOMIES GENERALLY

                         The Company's businesses will be subject to risks
                  generally confronting the Hawaiian, U.S. and world economies. All of the Company's tangible property is located in Hawaii. As a result, the Company's revenues will be exposed to the risks of investment in Hawaii and to the economic conditions prevalent in the Hawaiian real estate market. While the Hawaiian real estate market is subject to economic cycles that impact tourism and investment (particularly in the United States, Japan and other Pacific Rim countries), it is also influenced by the level of economic development in Hawaii generally and by external and internal political forces.

                         The attacks of September 11, 2001 on the World Trade
                  Center and Pentagon had an adverse impact on the U.S., world and Hawaiian economies, which in turn reduced discretionary income available for travel or the purchase of retirement or vacation homes. These events also negatively impacted the desire of people to travel, particularly by air; the number of international visitors to the United States, particularly from Japan upon which Hawaii relies most-heavily, decreased as the United States became perceived to be a higher risk destination. In addition, a perception developed that because the United States was now at war, it no longer sought leisure travelers from abroad. Though these attitudes have abated somewhat in the years after the attacks and the Hawaiian economy has rebounded, there is no assurance that future events will not occur that would again dampen the inflow of money to Hawaii. Thus, it is clear that Hawaii is subject to higher risks than other portions of the Untied States due to its disproportionate reliance on air travel and tourism. The visitor industry is Hawaii's most important source of economic activity, accounting for more than a quarter of Gross State Product.

                         Because of the foregoing considerations, it is clear
                  that the risks associated with the large reliance by Hawaii on a visitor base from foreign countries will disproportionately impact the Company in future years, both positively and negatively, as market and visitation cycles play out.

                         ENVIRONMENTAL RISKS AND ENVIRONMENTAL REGULATION

                         The Company is subject to environmental and health
                  safety laws and regulations related to the ownership, operation, development and acquisition of real estate, or the operation of former business units. Under various federal, state and local laws, ordinances and regulations, a current or previous owner, developer or operator of real estate may be liable for the costs of removal or remediation of certain hazardous toxic substances at, on, or under or in its property. The costs of such removal or remediation of such substances could be substantial. Such laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the actual release or presence of such hazardous or toxic substances. The presence of such substances may adversely affect the owner's ability to sell or rent such real estate or to borrow using such real estate as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances also may be liable for the costs of removal or remediation of such substances at the disposal or treatment facility, whether or not such facility is owned or operated by such person. Certain environmental laws impose liability for the release of asbestos containing material into the air, pursuant to which third parties may seek recovery from owners or operators of real properties for personal injuries associated with such materials, and prescribe specific methods for the removal and disposal of such materials. The cost of legal counsel and consultants to investigate and defend against these claims is often high and can significantly impact the Company's operating results, even if no liability is ultimately shown. No assurance can be given that the Company will not incur liability in the future for known or unknown conditions and any significant claims may have a material adverse impact on the Company.

                         The Company is currently engaged in, or is on notice
                  of, a number of environmental matters.

                         On or about February 23, 2001 Kekaha Sugar Co., Ltd.
                  ("KSCo"), a company that was, prior to its dissolution, a subsidiary of Kaanapali Land, received a letter from the Hawaii Department of Health ("HDOH") assigning the former KSCo site a high priority status based on HDOH's review of available environmental data. In the letter, HDOH identified five major areas of potential environmental concern including the former wood treatment plant, the herbicide mixing plant, the seed dipping plant, the settling pond, and the Kekaha Sugar Mill. While setting forth specific concerns, the HDOH reserved the right to designate still further areas of potential concern which might require further investigation and possible remediation. HDOH further reserved the right to modify its prioritization of the site should conditions warrant. The assignment of the high priority status will likely result in a high degree of oversight by the HDOH as the issues raised are studied and addressed. KSCo responded to the letter soon after it was received. The United States Environmental Protection Agency ("EPA") later performed a visual inspection of the property and indicated there will be some testing performed. HDOH has performed some testing at the site and it is not known whether such test results, if any, will require any further response activities. However, as KSCo was substantially without assets and dissolved, the ability of KSCo to perform any requested actions is doubtful.

                         On or about February 23, 2001, The Lihue Plantation
                  Company, Limited, now known as LPC Corporation ("LPCo") received a similar letter from the HDOH assigning the former LPCo site a high priority status based on HDOH's review of available environmental data. In the letter, HDOH identified four major areas of potential environmental concern relative to LPCo's former operations including the herbicide mixing plant, the seed dipping plant, the settling pond and the Lihue Sugar Mill. While setting forth specific concerns, the HDOH reserved the right to designate still further areas of potential concern which might require further investigation and possible remediation. HDOH further reserved the right to modify its prioritization of the site should conditions warrant. As noted above, the high priority assignment will likely result in a high degree of oversight by the HDOH as the issues raised are studied and addressed. LPCo is substantially without assets and further pursuit of this matter by HDOH could have a material adverse effect on the financial condition of LPCo.

                         The purchaser of the Kekaha and Lihue Plantation Sugar
                  Mills properties in January 2005 assumed any obligations for environmental matters concerning the property it purchased. However, there can be no assurance that such purchaser will have sufficient assets to satisfy a claim should any substantial liabilities result.

                         Pioneer Mill engaged in a modest cleanup operation
                  arising out of the discovery of petroleum contamination found at the Pioneer Mill site. The Pioneer Mill site was assigned a high priority by the HDOH and the HDOH has shown an interest in the environmental conditions relating to or arising out of the former operations of Pioneer Mill. EPA designated HDOH as the oversight agency for Pioneer Mill. Pioneer Mill received a report on the results of environmental testing conducted on the site by the EPA and HDOH. However, Pioneer Mill's cleanup efforts to date have satisfied HDOH and Pioneer Mill received a no further action letter during the fourth quarter of 2004. Further routine cleanup operations in connection with the demolition of the former sugar mill buildings on the site were conducted with respect to an underground storage tank discovered on the site. Such work has been completed as of the date of this
                  Schedule 13E-3.

                         As a result of an administrative order issued to Oahu
                  Sugar Company, LLC ("Oahu Sugar") by the HDOH, Order No. CH 98-001, dated January 27, 1998, Oahu Sugar was engaged in environmental site assessment of lands it leased from the U.S. Navy and located on the Waipio Peninsula. Oahu Sugar submitted a Remedial Investigation Report to the HDOH. The HDOH provided comments that indicated that additional testing may be required. Oahu Sugar responded to these comments with additional information. On January 9, 2004, EPA issued a request to Oahu Sugar seeking information related to the actual or threatened release of hazardous substances, pollutants and contaminants at the Waipio Peninsula portion of the Pearl Harbor Naval Complex National Priorities List Superfund Site. The request sought, among other things, information relating to the ability of Oahu Sugar to pay for or perform a clean up of the land formerly occupied by Oahu Sugar. Oahu Sugar was in the process of responding to the information requests and had notified both the Navy and the EPA that while it had some modest remaining cash that it could contribute to further investigation and remediation efforts in connection with an overall settlement of the outstanding claims, Oahu Sugar was substantially without assets and would be unable to make a significant contribution to such an effort. Attempts at negotiating such a settlement were fruitless and Oahu Sugar received an order from EPA in March 2005 that would purport to require certain testing and remediation of the site. As Oahu Sugar was substantially without assets, the pursuit of any action, informational, enforcement, or otherwise, would have had a material adverse effect on the financial condition of Oahu Sugar.

                         Therefore, as a result of the pursuit of further
                  action by the HDOH and EPA as described above and the immediate material adverse effect that the actions had on the financial condition of Oahu Sugar, Oahu Sugar filed with the United States Bankruptcy Court, Northern District of Illinois, Eastern Division its voluntary petition for liquidation under Chapter 7 of Title 11, United States Bankruptcy Code, 11 U.S.C. Subsection 101-1330 on April 19, 2005, Case No. 05-15100. Such filing is not expected to have a material adverse effect on the Company as Oahu Sugar was substantially without assets at the time of the filing and it is not believed that any other affiliates have any responsibility for the debts of Oahu Sugar.

                         The deadline for filing proofs of claim with the
                  bankruptcy court passed in April 2006. Prior to the deadline, Kaanapali Land, on behalf of itself and certain subsidiaries, filed claims that aggregated approximately $224 million, primarily relating to unpaid guarantee obligations made by Oahu Sugar that were deemed assigned to Kaanapali Land by the holders of the public debt of KLC Land pursuant to the Plan on the Plan Effective Date. In addition, the EPA and the U.S. Navy filed a joint proof of claim that seeks to recover certain environmental response costs relative to the Waipio Peninsula site discussed above. The proof of claim contained a demand for previously spent costs in the amount of approximately $260,000 and additional anticipated response costs of between approximately $2,760,000 and $11,450,000. No specific justification of these costs, or what they are purported to represent, was included in the EPA/Navy proof of claim. Due to the insignificant amount of assets remaining in the debtor's estate, it is unclear whether the United States Trustee, who has taken control of Oahu Sugar, will take any action to contest the EPA/Navy claim, or how it will reconcile such claim for the purpose of distributing any remaining assets of Oahu Sugar.

                         EPA has sent three requests for information to
                  Kaanapali Land regarding, among other things, Kaanapali Land's organization and relationship, if any, to entities that may have, historically, operated on the site and with respect to operations conducted on the site. Kaanapali Land has responded to these requests for information. By letter dated February 7, 2007, on the basis that Kaanapali Land is a successor to Oahu Sugar Company, Limited, a company that operated at the site prior to 1961 ("Old Oahu"), EPA advised Kaanapali that it believes it is authorized by CERCLA to amend the existing Unilateral Administrative Order against Oahu Sugar Company, LLC, for the clean up of the site to include Kaanapali Land as an additional respondent. The purported basis for the EPA's position is that Kaanapali Land, by virtue of certain corporate actions, is jointly and severally responsible for the performance of the response actions, including, without limitation, clean-up at the site. No such amendment has taken place as of the date hereof. Instead, the EPA's letter has invited Kaanapali Land to engage in settlement discussions with the EPA to attempt to resolve Kaanapali Land's alleged liability. Kaanapali is in the preliminary stages of evaluating the positions taken by the EPA. While Kaanapali Land believes that it has defenses to the EPA's position, Kaanapali Land has nevertheless begun such settlement discussions with EPA to determine if the matter can be resolved on reasonable terms. Even if Kaanapali Land were found to be the successor to Old Oahu, Kaanapali Land believes that its liabilities, if any, should relate solely to a portion of the period of operation of Old Oahu at the site. Moreover, Kaanapali Land believes that any settlement should involve substantial participation of the U.S. Navy, which has owned the site throughout the entire relevant period, both as landlord under its various leases with Oahu Sugar and Old Oahu and by operating the site directly during a period when no lease was in force. There can be no assurances that the matter can be resolved on terms acceptable to Kaanapali Land or that this matter will not ultimately have a material adverse effect on the Company.

                         The Company cannot give assurances that it is aware of
                  all potential environmental liabilities that may exist relating to its properties. To the extent that the Company is able to predict the financial impact of its environmental issues it has done so during its reporting and budgeting processes. However, because such predictions are subject to numerous risks and contingencies, there can be no assurance that the amounts so used (nor the timing thereof) are accurate, nor that the actual amounts when known will not be materially different.

                         RISKS RELATED TO PRE-PLAN BUSINESS OPERATIONS AND TAXES ARISING FROM AUDIT ADJUSTMENTS

                         Following the consummation of the Plan and the mergers
                  described therein, Kaanapali Land succeeded, among other things, to the liabilities of Northbrook Corporation, a Delaware corporation ("Northbrook"), which were left unimpaired by the Plan. Northbrook conducted various other businesses in the past and, while Kaanapali Land does not believe that these liabilities would have a material adverse effect on Kaanapali Land, there are no guarantees that there will be no such effect.

                         Federal tax return examinations have been completed
                  for all years through 2002. Refunds aggregating approximately $4.7 million for years through 2000 have been received by Kaanapali Land for previous payments of taxes and interest. No liability for Federal taxes was determined for 2001 or 2002; however, in connection with the settlement of those years reached in 2006, the Company agreed to adjust certain tax attributes, including the tax basis of assets. The effect in 2006 on the Company's consolidated balance sheet was to increase deferred tax liabilities by approximately $1.9 million. Income tax expense was also recorded for the year ended December 31, 2006 due to the finalization of the Company's 2005 tax return and a payment made in regard to the settlement of a prior year state tax matter of approximately $300 thousand. The statutes of limitations with respect to the Company's tax returns for 2003 and subsequent years remain open. The Company believes adequate provisions for income tax have been recorded for all years, although there can be no assurance that such provisions will be adequate. To the extent that there is a shortfall, any such shortfall for which the Company is ultimately found to be liable could be material.

                         Kaanapali Land, as successor by merger to other
                  entities, and its wholly owned subsidiary, D/C Distribution, LLC, an Illinois limited liability company ("D/C"), successor by merger to D/C Distribution Corporation, a California corporation, have been named as defendants in personal injury actions allegedly based on exposure to asbestos. While there are only a few such cases that name Kaanapali Land, there are in excess of 60 cases against D/C that are pending on the U.S. mainland (primarily in California) and are allegedly based on D/C's prior business operations. Each entity defending these cases believes that it has meritorious defenses against these actions, but can give no assurances as to the ultimate outcome of these cases. In the case of D/C, there can be no certainty that it will be able to satisfy all of its liabilities for these cases or future judgments, if any. There can be no assurances that these cases (or any of them), if adjudicated in a manner adverse to D/C, will not have a material adverse effect on the financial condition of D/C. Kaanapali Land does not believe that it has liability, directly or indirectly, for D/C's obligations, other than for workers compensation claims that Kaanapali agreed to assume in the past. Kaanapali Land does not presently believe that the cases in which it is named will result in any material liability to Kaanapali Land; however, there can be no assurance in this regard.

                         On February 15, 2005, D/C was served with a lawsuit
                  entitled American & Foreign Insurance Company v. D/C Distribution and Amfac Corporation, Case No. 04433669 filed in the Superior Court of the State of California for the County of San Francisco, Central Justice Center. No other purported party has been served. In the eight-count complaint for declaratory relief, reimbursement and recoupment of unspecified amounts, costs and for such other relief as the court might grant, plaintiff alleges that it is an insurance company to whom D/C has tendered for defense and indemnity various personal injury lawsuits allegedly based on exposure to asbestos containing products. Plaintiff alleges that because none of the parties have been able to produce a copy of the policy or policies in question a judicial determination of the material terms of the missing policy or policies is needed. Plaintiff seeks, among other things, a declaration: of the material terms, rights, and obligations of the parties under the terms of the policy or policies; that the policies have been exhausted; that plaintiff is not obligated to reimburse D/C for its attorneys' fees in that the amounts of attorneys' fees incurred by D/C have been incurred, unreasonably; that plaintiff is entitled to recoupment and reimbursement of some or all of the amounts it has paid for defense and/or indemnity; and that D/C has breached its obligation of cooperation with plaintiff. D/C has filed an answer and an amended cross-claim. D/C believes that it has meritorious defenses and positions, and intends to vigorously defend.

                         Although Kaanapali Land has reserves for tax and other
                  potential liabilities, reflected in its financial statements, which management believes to be adequate, it is possible that Kaanapali Land could incur tax or other liabilities which could materially exceed these reserve amounts or which could have a material adverse effect on Kaanapali Land.

                         LACK OF POSITIVE CASH FLOW FROM PRIMARY BUSINESS

                         The ability to generate any return on an investment in
                  Kaanapali Land will depend on Kaanapali Land being able to execute its business plan. While the Company had cash and cash equivalents of approximately $48 million as of December 31, 2006, a substantial portion of the Company's liquidity has already been committed to the Kaanapali Coffee Farms development (including, among other things, as restricted collateral for the Company's construction bond obligations) or is projected to be utilized for general overhead, pre-development and development costs relative to the Company's other development efforts, costs of defense and investigation relative to actual and threatened claims against the Company, costs for rehabilitation of various water assets controlled by the Company and other expenses.
                  As a result, the successful execution of this business plan may require the sale of certain assets of the Company in bulk if revenues or other sources of liquidity do not develop quickly enough to avoid such sales. In such event, there can be no assurance of the price at which the assets may be sold.

                         COMPETITION

                         Competition is intense in the real estate development
                  business generally and in Hawaii in particular. Competition in land development is based primarily on location, land use and zoning designations, availability of capital, timing of development and price. In addition, a substantial number of real estate investment partnerships and other entities are presently managed or advised by or through affiliates which may be in competition under some circumstances with the Company for real property investments. Affiliates also invest in real estate for their own accounts. Other than in connection with Kaanapali Land, JMB and its affiliates do not currently have any interest in real estate in Hawaii. However, JMB and its affiliates are not restricted from acquiring, owning or developing real property in Hawaii, either for their own accounts, jointly with others through partnerships or other investment vehicles or for third parties. There is no obligation that affiliates present to Kaanapali Land any particular investment or development opportunity that comes to its or their attention.
                  Affiliates may acquire and develop properties located nearby or adjacent to Kaanapali Land properties.

                         SIGNIFICANT INFLUENCE OF PRINCIPAL MEMBER

                         Pacific Trail and its affiliates (and persons closely
                  related thereto) own approximately 91% of the outstanding membership interests in Kaanapali Land. In addition, Pacific Trail is the Manager of Kaanapali Land. Through its ownership and management positions, Pacific Trail and its affiliates ultimately control all matters concerning the operation of the Company and all items that will be submitted to a vote of the members.

                         DEPENDENCE ON KEY PERSONNEL AND AFFILIATES

                         The Company is dependent upon the efforts and talents
                  of a relatively small number of people, some of whom are employed by entities other than Kaanapali Land and its subsidiaries. These personnel have generally acquired significant knowledge and expertise about the Company, its assets, liabilities and operations over the term of their association with the Company, which knowledge would be difficult to replace in the event of their departure. Loss of key personnel could have a material adverse impact on the Company's success.

            (iii) MATERIAL U.S FEDERAL INCOME TAX CONSIDERATIONS RELATIVE
                  TO THE MERGER

                         GENERAL

                  THE FOLLOWING DISCUSSION SUMMARIZES THE MATERIAL U.S.
            FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER APPLICABLE TO THE HOLDERS OF CLASS A SHARES. THE SUMMARY IS PROVIDED FOR INFORMATIONAL PURPOSES ONLY AND IS BASED ON THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "CODE"), THE TREASURY REGULATIONS PROMULGATED THEREUNDER, JUDICIAL AUTHORITY, PUBLISHED POSITIONS OF THE INTERNAL REVENUE SERVICE ("IRS"), AND OTHER APPLICABLE AUTHORITIES, ALL AS CURRENTLY IN EFFECT AND ALL OF WHICH ARE SUBJECT TO CHANGE OR DIFFERING INTERPRETATIONS (POSSIBLY WITH RETROACTIVE EFFECT).

                  THE SUMMARY DOES NOT ADDRESS ALL ASPECTS OF FEDERAL INCOME
            TAXATION THAT MAY BE RELEVANT TO A PARTICULAR HOLDER OF CLASS A SHARES IN LIGHT OF ITS PARTICULAR FACTS AND CIRCUMSTANCES. THE SUMMARY ASSUMES THAT HOLDERS OF CLASS A SHARES HOLD THEIR CLASS A SHARES AS "CAPITAL ASSETS" WITHIN THE MEANING OF SECTION 1221 OF THE CODE. THE SUMMARY DOES NOT DISCUSS ANY ASPECTS OF STATE, LOCAL, OR FOREIGN TAX CONSEQUENCES. THE SUMMARY DOES NOT ADDRESS ASPECTS OF FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO CERTAIN TYPES OF HOLDERS OF CLASS A SHARES SUBJECT TO SPECIAL TREATMENT UNDER U.S. FEDERAL INCOME TAX LAWS, SUCH AS:

                  .      financial institutions;

                  .      insurance companies;

                  .      tax-exempt organizations;

                  .      dealers in securities or currencies;

                  .      persons whose functional currency is not the U.S.
                         dollar;

                  . traders in securities that elect to use a mark to market method of accounting;

                  . persons that hold Class A Shares as part of a straddle, hedge, constructive sale or conversion transaction; and

                  .      non-U.S. holders.

                  If a partnership or other entity taxed as a partnership
            holds Class A Shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partnerships and partners in such a partnership should consult their tax advisers about the tax consequences of the merger to them.

                  This discussion does not address the tax consequences of the
            Merger under state, local or foreign tax laws. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences set forth below.

            HOLDERS OF CLASS A SHARES SHOULD CONSULT WITH THEIR OWN TAX ADVISORS AS TO THE TAX CONSEQUENCES OF THE MERGER IN THEIR PARTICULAR CIRCUMSTANCES, INCLUDING THE APPLICABILITY AND EFFECT OF THE ALTERNATIVE MINIMUM TAX AND ANY STATE, LOCAL OR FOREIGN AND OTHER TAX LAWS AND OF CHANGES IN THOSE LAWS.


                  For purposes of this section, the term "U.S. holder" means a beneficial owner of Class A Shares that for U.S. federal income tax purposes is:

                  .      a citizen or resident of the United States;

                  . a corporation or partnership, or other entity treated as a corporation or partnership for federal income tax purposes, created or organized in or under the laws of the United States or any State or the District of Columbia;

                  . an estate that is subject to U.S. federal income tax on its income regardless of its source; or

                  . a trust, the substantial decisions of which are controlled by one or more U.S. persons and which is subject to the primary supervision of a U.S. court, or a trust that validly has elected under applicable Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes.

                  For purposes of this section, the term "non-U.S. holder"
            means a beneficial owner of Class A shares that is not a U.S.
            holder.

                  RECEIPT OF CASH FOR CLASS A SHARES PURSUANT TO THE MERGER GENERALLY

                  A holder of Class A Shares will be treated as having
            received the cash as a distribution from Kaanapali Land in redemption of all of such holder's Class A Shares. Under Section 302 of the Code, a holder of Class A Shares who, immediately after the Merger, does not own any shares of Kaanapali Land either directly (i.e., through the ownership of Class B Shares) or indirectly after giving effect to certain constructive ownership rules (for example, through actual or constructive ownership of an interest in Pacific Trail or PTHI) will (subject to possible application of the recapture or market discount rules discussed below) recognize capital gain or loss on the deemed redemption in an amount equal to the difference between the amount of cash received and the holder's adjusted tax basis in the Class A Share redeemed. Any capital gain or loss will be long-term capital gain or loss if the holder has held the Class A Share for more than one year at the time of completion of the Merger. Long-term capital gain of an individual generally is subject to a maximum U.S. federal income tax rate of 15%. Short-term capital gains of an individual generally are subject to a maximum U.S. federal income tax rate of 35%. The deductibility of capital losses is subject to limitations.

                  Shareholders holding blocks of Class A Shares with different tax bases and/or holding periods will be required to determine recognized gain or loss (and determine the long- or short-term character of that gain or loss) separately for each identifiable block of shares exchanged for cash in the Merger.

                  Holders of Class A Shares, if any, who continue to own
            shares of Kaanapali Land after the Merger (actually or constructively) may nevertheless be entitled to capital gain or loss treatment, as described above, if certain tests provided in section 302(b) of the Code are satisfied. These rules are complex and dependent upon the specific factual circumstances particular to each holder. Consequently, each holder of Class A Shares who continues to own Kaanapali Land shares after the Merger (actually or constructively) should consult its tax advisor as to the application of these rules to the particular facts relevant to such holder. If such holder cannot satisfy any of the section 302(b) tests, the cash payment would be taxable as ordinary dividend income to the extent of the current or accumulated earnings and profits of Kaanapali Land.

                  RULES CONCERNING RECAPTURE OF BAD DEBT LOSSES AND MARKET DISCOUNT

                  Most holders of Class A Shares received their shares in
            exchange for their claims under the Plan ("COLA Note Claims") that were based upon their prior ownership of certain Certificate of Land Appreciation Notes due 2008, Class A and Class B (the "COLA Notes"), originally issued by Amfac/JMB Hawaii, Inc., predecessor in-interest to KLC Land. The following rules may apply to a holder of Class A Shares who received the Class A Shares in exchange for claims under the Plan that were based upon prior ownership of COLA Notes.

                  First, to the extent any such holder claimed a bad debt loss under section 166 of the Code or otherwise claimed an ordinary loss on the exchange of COLA Notes for Class A Shares, the amount of any gain recognized with respect to such shares pursuant to the Merger (but not in excess of the amount of the bad debt or ordinary loss previously claimed) would be required to be reported as ordinary income.

                  Second, persons who acquired COLA Notes with market discount and exchanged such COLA Notes for Class A Shares pursuant to the Plan may be required to treat any gain recognized with respect to the Class A Shares pursuant to the Merger as ordinary income to the extent of any "accrued market discount" which was not recognized previously pursuant to the Plan or otherwise.

                  In general, in the case of a note issued without original
            issue discount, market discount generally equals the excess of the stated redemption price of the note over the basis of the instrument in the hands of the holder immediately after its acquisition by the holder. Market discount will accrue on a straight-line basis, unless the holder of the note elects to accrue such discount on a constant yield-to-maturity basis.
            Unless the holder of the note elects to include market discount in income currently as it accrues, accrued market discount will not be included in income until maturity of the note (or in certain circumstances, its earlier disposition).

                  If a COLA Note was acquired with market discount, any gain recognized by a holder of the COLA Note at the time of Plan implementation should have been treated as ordinary income to the extent of the market discount that accrued thereon (unless the holder previously elected to include market discount in income as it accrued) while the COLA Note was owned by such holder. In the case of a holder who exchanged a COLA Note for Class A Shares (or Class A Shares plus cash), any remaining accrued market discount (that was not recognized previously or, if cash was received under the Plan, recognized on the exchange at the time of Plan implementation), should have carried over to the Class A Shares received for the COLA Note. Any gain recognized upon the exchange of Class A Shares pursuant to the Merger should then be treated as ordinary income to the extent of this remaining accrued market discount. Although the foregoing treatment is likely, there is no exact precedent governing the carryover of market discount under the Plan and its subsequent treatment under the Merger. A prior holder of a COLA Note with market discount who is exchanging
            Class A Shares in the Merger should consult its tax advisor concerning the effect of the market discount provisions.

                  INFORMATION REPORTING AND BACKUP WITHHOLDING

                  Cash payments received in the Merger by a holder of Class A
            Shares may, under certain circumstances, be subject to information reporting and backup withholding at a rate of 28% of the cash payable to such holder, unless the holder provides proof of an applicable exemption, furnishes its taxpayer identification number (in the case of individuals, their social security number) or provides a certification of foreign status on IRS Form W-8BEN or other appropriate form, and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a holder under the backup withholding rules are not additional tax and will be allowed as a refund or credit against the shareholder's U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

                  IMPORTANCE OF OBTAINING PROFESSIONAL TAX ASSISTANCE

                  THE FOREGOING DISCUSSION IS INTENDED ONLY AS A SUMMARY OF
            CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE PLAN AND IS NOT A SUBSTITUTE FOR CAREFUL TAX PLANNING WITH A TAX PROFESSIONAL. THE ABOVE DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. THE TAX CONSEQUENCES ARE IN MANY CASES UNCERTAIN AND MAY VARY DEPENDING ON A HOLDER'S INDIVIDUAL CIRCUMSTANCES. ACCORDINGLY, HOLDERS ARE URGED TO CONSULT WITH THEIR TAX ADVISORS ABOUT THE FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES OF THE MERGER.

ITEM 8.     FAIRNESS OF THE TRANSACTION.

Item 1014

      (a)   FAIRNESS.    Kaanapali Land (together with Pacific Trail, PTHI and
Mergerco, as affiliates for purposes of Rule 13e-3 of the Exchange Act) reasonably believes that the price to be paid in cash in exchange for the Class A Shares under the Merger is fair to the unaffiliated holders of Class A Shares. The terms of the Merger were determined unilaterally by Kaanapali Land and its Manager and were not negotiated with any holder of Class A Shares, or any representative thereof or any independent third party acting on behalf of holders of the Class A Shares. BECAUSE THE PARTICIPATION IN THE MERGER BY THE HOLDERS OF CLASS A SHARES IS NOT VOLUNTARY AND IS NOT SUBJECT TO THE VOTE OF SUCH HOLDERS, NO PERSON (INCLUDING, BUT NOT LIMITED TO, KAANAPALI LAND) HAS MADE ANY RECOMMENDATION TO ANY HOLDER OF CLASS A SHARES AS TO ANY ACTION TO BE TAKEN IN CONNECTION WITH THE MERGER. THE ONLY ACTION THAT IS REQUIRED OF THE HOLDERS OF RECORD OF CLASS A SHARES IN CONNECTION WITH THE MERGER WILL BE THE COMPLETION OF CERTAIN DOCUMENTS TO BE PROVIDED BY KAANAPALI LAND AFTER CLOSING IN ORDER TO CONFIRM OWNERSHIP, PROVIDE CERTAIN WITHHOLDING INFORMATION AND DIRECT PAYMENT OF THE CASH PAYMENT TO BE MADE BY KAANAPALI LAND ON ACCOUNT OF SUCH HOLDERS' CLASS A SHARES. IF A HOLDER OF CLASS A SHARES HOLDS ITS CLASS A SHARES IN "STREET NAME" (THAT IS THROUGH A BROKER OR OTHER NOMINEE), SUCH HOLDER WILL NOT RECEIVE FURTHER DOCUMENTS FROM THE COMPANY AFTER CLOSING. THE CASH PAYMENT WILL BE MADE TO SUCH HOLDER'S NOMINEE WHO WILL BE RESPONSIBLE FOR ENSURING THAT IT IS PLACED IN SUCH HOLDER'S ACCOUNT. ANY CORRESPONDENCE NECESSARY TO ASSURE THAT A HOLDER OF CLASS A SHARES RECEIVES THE CASH PAYMENT DUE WILL COME FROM SUCH HOLDER'S NOMINEE AND MUST BE RETURNED TO SUCH NOMINEE.

      (b) FACTORS CONSIDERED IN DETERMINING FAIRNESS. In reaching the determination described herein that the merger consideration is fair to the holders of the Class A Shares, Kaanapali Land and its Manager considered the factors described below. While Kaanapali Land and its Manager did not prioritize or perform any weighting analysis on these factors, all of them have been taken into account in determining whether the price to be paid for the Class A Shares under the Merger is fair.

            OPPORTUNITY FOR PROMPT PAYMENT FOR CLASS A SHARES

      As described in more detail in Item 7(a) and below, the Class A Shares enjoy only a very limited secondary market that is subject to thin and unpredictable trading. The Class A Shares are thus relatively illiquid investments. The Merger will give holders of Class A Shares a prompt means to receive cash for their membership interests at a price that Kaanapali Land reasonably believes to be fair.

            NO CASH FLOW TO HOLDERS OF CLASS A SHARES

      Kaanapali Land is not presently making any distributions to its shareholders and none are anticipated to be made for many years. As a result, the Merger will provide an immediate return to the holders of Class A Shares.

            SIGNIFICANT RISK FACTORS IMPACT VALUE

      Numerous risk factors exist that will impact, to a greater or lesser extent, the performance of the Company and the value of the membership interests in Kaanapali Land. Many of these have been identified in Item 7(d) above.

            PRICES ACHIEVED IN SECONDARY MARKET FOR CLASS A SHARES

      While Kaanapali Land has not listed the shares on any recognized securities exchange and does not intend to do so, a small secondary market for the Class A Shares has developed, without Company participation, on the "Other
- OTC Securities" market operated by The NASDAQ Stock Market, Inc. This market is essentially unregulated and is not supported by market makers or any institutionalized quotation system with centrally collected bids and offers. Although there have been sales of Class A Shares during recent months at prices that are slightly in excess of the price to be paid pursuant to the Merger, Kaanapali Land does not believe that those sales are necessarily representative of the market value of the Class A Shares. For the reasons set forth below, Kaanapali Land believes that the KPMGCF valuation report attached hereto as Annex D to this Schedule 13E-3 provides a better indication of the value of the Class A Shares. While such prices might be obtainable from certain buyers for small lots on a sporadic basis, Kaanapali Land does not believe that such prices would generally be obtainable from a third-party buyer offering to purchase all Class A Shares in a single transaction. None of these transactions have been effected by insiders. Most sales have been for relatively small positions at prices below the price being paid by Kaanapali Land pursuant to the Merger. In addition, as further described in Item 7(a), recent tenders by third parties have offered prices far below the amount being paid under the Merger, with tenders for Class A Shares being made for as little as $1.00 per share. A summary of the high and low bid prices and the trading volume in Class A Shares since January 1, 2005 is attached hereto as Annex C.

            VALUATION OF MEMBERSHIP INTERESTS

      The price to be paid pursuant to the Merger of $43.25 is slightly above the high end of the range of values per membership interest reflected in the KPMGCF valuation report. As more fully described below, the KPMGCF valuation report addressed the aggregate value of Kaanapali Land's outstanding membership interests as of December 31, 2006 and did not give effect to any premium or discount that may be attributable by reason of any control premium, minority or illiquidity discounts or other rights, restrictions or limitations that may be attributable to individual membership interests or block of membership interests. A copy of the KPMGCF valuation report which sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by KPMGCF in preparing its valuation is attached hereto as Annex D to this Schedule 13E-3. While Kaanapali Land reasonably believes that the range of values in KPMGCF's valuation report is a fair assessment of the value of the Class A Shares, the KPMGCF valuation report only addressed the aggregate value of the outstanding membership interests of Kaanapali Land as of December 31, 2006, expressed as a range, and was not intended to and did not take into account the impact of certain matters that Kaanapali Land believes would likely reduce the aggregate proceeds to the Company and its securityholders if the Company's assets were to be marketed for sale all at once, including:

      . THIN MARKET. The market for unentitled development land on Maui is thin. Other than oceanfront property to be used for resort purposes, very few developers have experience with the land entitlement process and have actually developed properties for residential purposes on Maui in recent years. Those developers generally are from Hawaii and understand the risks associated with development there and, therefore offer to buy at prices that are at a significant discount to the value of entitled property.

      . MARKET SATURATION. The simultaneous marketing of all of the Company's properties on Maui would saturate the market with product that could not be absorbed in the short run. As a consequence, a buyer would likely demand a significant discount to market value to take into account the generally long holding period that would be associated with this land. Significant landholdings on Maui are also being marketed to developers by other major landholders and thus the Company's properties would have to deal with competition from alternative investments.

      . BULK SALES. It would be unrealistic to market undeveloped parcels in numerous small transactions, and the Company would likely have no alternative but to market and sell its land assets in a relatively small number of bulk sales. The price generally obtainable for land sold in such fashion is typically less, on a per acre basis, than the price that the Company could expect to receive in the event that it was able to sell it in smaller parcels to retail buyers.

      . BARGAINING POWER. If all land were to be marketed at once, buyers would have significant bargaining power over the Company due to the obvious need for the Company to sell on an expedited basis.

      . TRANSACTION COSTS. In order to accomplish an immediate sale, intermediaries would need to be engaged to market that land and would likely demand compensation in excess of the amount that would normally be required in a more orderly sale program. While the financial estimates and projections with respect to the future financial performance of Kaanapali Land provided to KPMGCF by Kaanapali Land's management incorporated transaction costs based on an orderly sale of Kaanapali Land's assets in the ordinary course of business, Kaanapali Land believes that it would incur significantly higher transaction costs if it sought an immediate sale of such assets. In addition, various contracts have been entered into by the Company with consultants and contractors for the purpose of obtaining entitlements or developing infra-structure. These contracts may have little or no value to a potential buyer but, as described above, would likely result, in some cases, in the Company incurring unwind costs in order to settle and/or assign any remaining liabilities.

      . INCREASED SETTLEMENT AND DEFENSE COSTS. Kaanapali Land's financial statements contain Kaanapali Land's best estimate of its currently existing liabilities under generally accepted accounting principles ("GAAP") and have been used as the basis for determining the amount to be subtracted from the net market value of the assets. Due to the nature of the Company's contingent liabilities, Kaanapali Land does not believe that there is any substantial likelihood that Kaanapali Land could be sold as a going concern in a "stock sale" whereby all the membership interests were sold and, as a result, all liabilities passed with such membership interests to the buyer without a substantial discount to the market value of the assets. A buyer would likely, due to bargaining leverage and the desire to ensure that all risks were adequately covered, demand that a safety factor be applied to the liabilities as shown on the Company's balance sheet. Conversely, if an asset sale were effected and the Company were to need to settle its contingent liabilities on an expedited basis, the Company could be forced to settle such liabilities at amounts in excess of their probable true value in order to be able to liquidate and make a final distribution to its investors. Further, the liabilities recorded in the financial statements of Kaanapali Land do not reflect future legal fees and other defense costs related to such litigation and claims. These expenses have increased from $1.1 million to $1.8 million to $2.4 million over the last three years. A number of the legal issues confronting Kaanapali Land have remained unresolved for a number of years and the time frame for resolution cannot be predicted.

      . POLITICAL COSTS. With respect to many of its anticipated developments, the Company has already spent many years in the entitlement pipeline, developing plans and generating community support, while educating politicians and other government officials. Moreover, due to the fact that the Company owns certain land parcels that could, if necessary, be utilized for various public purposes that may be of value in obtaining such entitlements on an overall basis, purchasers of separate parcels would likely not have the same benefits to offer public agencies and would instead need to satisfy any requirements with cash. Moreover, the Company over the years has entered into various agreements with government agencies that grant it certain development rights on properties that are not yet fully entitled that may not be transferable to a third party buyer. In such cases, the buyer may not be able to utilize the property to the same level of development as the Company, at least not without negotiating similar agreements, which would indicate a lower value to the buyer.

      . LACK OF REPRESENTATIONS AND WARRANTIES. In a rapid disposition of properties, all properties are generally sold on an "AS-IS" basis and no material ongoing representations or warranties are provided by the seller to the buyer. The purchase prices attainable by the Company would likely be subject to a further discount because a buyer would receive no representations from the seller nor would it have any recourse to the seller for damages in the event of defects in the property, particularly relating to environmental claims that may arise.

      . NON-RECURRING NATURE OF BUSINESS. While Kaanapali Land also maintains agricultural and golf businesses, its principal source of revenues has been from property sales. The Company's land holdings on Maui are finite with little likelihood that any significant additional land holdings will be acquired. The Company's recurring administrative costs have averaged in excess of $5.5 million per year over the last three years. While a portion of these costs is expected to decrease as a result of the Merger, a significant majority of them will continue. Such costs have not been factored into the determination of the purchase price for the Class A Shares.

      . ILLIQUID NATURE OF CLASS A SHARES AND MINORITY POSITION. The KPMGCF valuation report addressed the aggregate value of Kaanapali Land's outstanding membership interests as of December 31, 2006 and did not give effect to any premium or discount that may be attributable by reason of any control premium, minority or illiquidity discounts or other rights, restrictions or limitations that may be attributable to individual membership interests or blocks of membership interests. As a consequence, the KPMGCF valuation report did not address the illiquid nature of the Class A Shares or that they represent only a minority interest in the Company. For more information, please read 'Prices Achieved in the Secondary Market for Class A Shares' above under this
            Item 14(a).

      Because these factors have not been taken into account, Kaanapali Land believes that the price to be paid pursuant to the Merger is greater than the amount that Kaanapali Land believes would likely be received if all assets and liabilities were to be liquidated now, since such factors would come into play in any such liquidation. While Kaanapali Land could seek to take into account the foregoing adjustments, quantifying them would require that Kaanapali Land make further assumptions and engage in additional analysis. Consequently, Kaanapali Land has determined to utilize the aggregate value of Kaanapali Land's outstanding membership interests as of December 31, 2006, expressed as a range, set forth in the KPMGCF valuation report and not consider further discounts based on a likely liquidation scenario. Further, KPMGCF's analysis has not taken into account the effects on value of a forced liquidation of the Company's assets.

      The valuation analyses performed by KPMGCF in connection with the preparation of its valuation report rely upon a number of estimates and assumptions that, although developed and considered reasonable by Kaanapali Land's management, are inherently subject to economic, competitive and other uncertainties and contingencies that are beyond the control of Kaanapali Land's and KPMGCF. Changes in such estimates and assumptions could have a material impact on the results of KPMGCF's analyses and the conclusions reached in its valuation report. Furthermore, although the KPMGCF valuation report addresses the aggregate value of Kaanapali Land's outstanding membership interests as of December 31, 2006, Kaanapali Land does not believe that the value of Kaanapali Land's outstanding membership interests will be substantially different, in the aggregate, on the date of the Merger.

      There can be no assurance of the values that would in fact be realized if Kaanapali Land's assets were, in fact, marketed and sold in the short term.

In addition, any such sale that would be undertaken would necessarily take place in future circumstances that cannot currently be predicted. The amounts of actual and contingent liabilities and claims against the Company could vary significantly from the estimates set forth herein, depending on the claims that may be asserted during the liquidation process and the Company's success in the resolution of all existing and future claims that are of uncertain amount and/or liability. No value was assigned to additional proceeds that might result from the sale of intangible assets, though it is not expected that any such amounts would be material.

      Moreover, Kaanapali Land reasonably believes that the value of any distributions from the net proceeds of any liquidation to Kaanapali Land's members might not occur for a substantial period of time due to the significant contingent liabilities that remain. In this regard, it is possible that distribution of the proceeds of the liquidation could be delayed for significantly longer than a year after the completion of such liquidation in order to resolve all claims and liabilities and prepare for distributions. In such event, administrative expenses would likely be further increased, and any earnings on such proceeds may not exceed the returns that an investor might get on such proceeds were they to be invested independently. The effects of this delay on the value of distributions under the hypothetical sale of assets and settlement of liabilities have not been considered.

            PRICE IS FAIR TO REMAINING HOLDERS OF MEMBERSHIP INTERESTS

      In determining whether to proceed with the Merger, pursuant to the terms of the Operating Agreement, the Manager of Kaanapali Land must take into consideration the interests of the holders of Class B Shares as well as the holders of Class A Shares. Kaanapali Land believes that the price to be paid by Kaanapali Land for the Class A Shares in the Merger, while slightly above the high end of the range of values per membership interest reflected in the KPMGCF valuation report. As more fully described below, the KPMGCF valuation report addressed the aggregate value of Kaanapali Land's outstanding membership interests as of December 31, 2006 and did not give effect to any premium or other discount that may be attributable by reason of any control premium, minority or illiquidity discounts or other rights, restrictions or limitations that may be attributable to individual membership interests or blocks of membership interests. Although the price to be paid by Kaanapali Land for the Class A Shares in the Merger is potentially dilutive of the interests of the holders of Class B Shares, Kaanapali Land does not believe it will imperil the Company's ongoing business prospects or unfairly compensate the holders of Class A Shares at the expense of the holders of Class B Shares. The Manager of Kaanapali Land, which also holds a majority of the membership interests in Kaanapali Land, has approved the transaction after taking into account this consideration and is willing to proceed at this price.

            LIQUIDATION VALUE WAS NOT RELIED UPON BY KAANAPALI LAND FOR PURPOSES OF DETERMINING THE AMOUNT TO BE PAID TO HOLDERS OF CLASS A SHARES UNDER THE MERGER

      Kaanapali Land has determined, based on the factors described above, including without limitation, the bargaining power that buyers would have and increased transaction costs in connection with a liquidation, that the amount to be paid to holders of Class A Shares in the Merger is significantly greater than the amount they would be reasonably likely to receive through the distribution of the net proceeds from a liquidation of the Company and consequently has not utilized a liquidation value analysis in such determination.

      While Kaanapali Land did not attempt to quantify this difference in value between the market value approach it did utilize and a liquidation analysis approach, virtually all additional factors or assumptions that would serve to differentiate the two approaches (including, but not limited to, those described above) would tend to reduce the value of the Company, and thus Kaanapali Land did not believe that it was necessary to its determination of fairness to attempt a quantification.

            BOOK VALUE NOT A FAIR INDICATION OF VALUE

      The book value per share of Kaanapali Land is significantly higher than the range of values per membership interest of Kaanapali Land as of December 31, 2005 indicated by the KPMGCF valuation report and the amount being paid to the holders of Class A Shares under the Merger. Kaanapali Land believes the primary reasons for such differences include the following:

      . Kaanapali Land maintains the Pension Plan for Bargaining Unit Employees of Amfac Plantations (the "Pension Plan"), which, pursuant to GAAP, had assets in excess of projected benefit obligations of approximately $29 million as of December 31, 2006. While Kaanapali Land could seek to use the excess assets of the Pension Plan to provide liquidity, there are substantial costs to doing so. In order for the excess assets to be available for use, Kaanapali Land must terminate the Pension Plan. Upon Pension Plan termination, annuity contracts must be purchased to provide for the required payment of benefits to participants and beneficiaries. Because the cost of currently purchasing annuity contracts for fully vested benefits on Pension Plan termination will likely be greater than the cost of benefits as calculated for the Pension Plan on an ongoing basis, the excess assets actually available upon Pension Plan termination would likely be less than the amount reflected above. In addition, if the excess assets are distributed to Kaanapali Land, Kaanapali Land must pay an excise tax of up to 50% of the amount it receives on such distribution, as well as income tax on the gross distribution amount at its normal corporate rate. As a consequence, the true value of these excess Pension Plan assets outside of the Pension Plan is significantly lower than the amount recorded for purposes of GAAP and shown on the Company's financial statements.

      . The parameters concerning write down of assets not held for sale, which represents the vast majority of the Company's land holdings, results in a difference between the book value of these assets and their current net present realizable value. GAAP requires that an impairment loss shall be recorded only if the carrying value of a long-lived asset is not recoverable and exceeds fair value. Accordingly, if the undiscounted cash flows expected to result from its continued use exceed its carrying amount, an impairment loss for the carrying amount in excess of its fair value is not recognized for financial reporting purposes.

            GOING CONCERN VALUE NOT A FAIR INDICATION OF VALUE

      As stated above, due to the existence of a class of widely held securities, the current status of the Company's development efforts and contingent liabilities, and the general character of real estate-based companies, Kaanapali Land and its Manager determined that selling the Company as a going concern is not a realistic alternative at present. Moreover, the Company's assets consist almost exclusively of real property assets that would not support a goodwill value over and above the value of the underlying assets. Even though the Company's businesses are to some degree supported by trademarks and other protected intellectual property assets, these are primarily attached to the assets themselves and not to the Company's entities, and are not of a character where significant value is generated from consumer brand recognition beyond the value of the underlying assets themselves. While the licensing of these intellectual property assets may result in value to the Company in the future, no such arrangements are currently being contemplated and it is believed that any revenues to be derived therefrom will not be material. In addition, KPMGCF did not include any amount for goodwill of the Company in its valuation analyses and Kaanapali Land does not believe that there is sufficient goodwill attributable to the Company to result in a going concern value materially greater than would be determined under a market value analysis such as the one described above.

      (c) APPROVAL OF SECURITY HOLDERS. No approval of the holders of Class A Shares is required or sought.

      (d) UNAFFILIATED REPRESENTATIVE. Kaanapali Land has no board of directors. No special committee or other independent person has been retained by Kaanapali Land or its Manager to act on behalf of the Company or the holders of Class A Shares in connection with the Merger. However, Pacific Trail, as manager of Kaanapali Land, has retained KPMGCF, which is unaffiliated with the Company, to provide Pacific Trail with KPMGCF's view regarding the aggregate value of the outstanding membership interests of Kaanapali Land, expressed as a range. The valuation report was one of a number of factors considered by Kaanapali Land and Pacific Trail in determining whether the price to be paid for the Class A Shares in the Merger is on terms no less favorable than those that could be obtained from an unaffiliated third party for a similar transaction; and, based in part on such report, Kaanapali Land and its Manager reasonably believe the price to be paid to the holders of the Class A Shares under the Merger is fair. KPMGCF'S VALUATION REPORT WAS DIRECTED TO PACIFIC TRAIL AS THE MANAGER OF KAANAPALI LAND AND ONLY ADDRESSED THE AGGREGATE VALUE OF KAANAPALI LAND'S OUTSTANDING MEMBERSHIP INTERESTS AS OF DECEMBER 31, 2006. THE SUMMARY OF KPMGCF'S VALUATION REPORT IN THIS SCHEDULE 13E-3 IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE WRITTEN VALUATION REPORT WHICH IS INCLUDED AS ANNEX D TO THIS SCHEDULE 13E-3.

      (e)   APPROVAL OF DIRECTORS.   Kaanapali Land has no board of directors
and no employees, and thus the Merger was not approved by a majority of directors who are not employees of Kaanapali Land. Kaanapali Land, through its Manager, resolved by unanimous written consent of such Manager dated April 9, 2007, as well as by separate consent of the directors of the Manager's managing member, dated April 9, 2007, to authorize the formation of a subsidiary of such Manager and the merger of such subsidiary into Kaanapali Land, as well as the preparation of this Schedule 13E-3 and all transactions and documentation relating thereto.

      (f) OTHER OFFERS. Kaanapali Land and its affiliates did not receive, during the past two years, any offers from any other person for any of the following: a merger or consolidation of Kaanapali Land with or into another person, or vice versa; the sale or transfer of all or any substantial part of the assets of Kaanapali Land; or a purchase of Kaanapali Land securities that would enable the holder to exercise control of Kaanapali Land.

ITEM 9.       REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

Item 1015

      (a) REPORT, OPINION OR APPRAISAL. Kaanapali Land engaged KPMGCF pursuant to a letter agreement dated as of February 12, 2006, to provide Pacific Trail with KPMGCF's view regarding the aggregate value of the outstanding membership interests of Kaanapali Land, expressed as a range. Kaanapali Land selected KPMGCF based on its qualifications, experience and reputation. KPMGCF is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts and valuations for corporate and other purposes.

      (b)   PREPARER AND SUMMARY OF THE REPORT, OPINION OR APPRAISAL.

            VALUATION OF KPMGCF

      On April 6, 2007, KPMGCF rendered its oral valuation to Pacific Trail (which was subsequently confirmed in writing by delivery of KPMGCF's written valuation dated the same date) to the effect that, based upon and subject to the assumptions, qualifications, limitations and other matters described in its written valuation, as of December 31, 2006, the aggregate value of Kaanapali Land's outstanding membership interests was approximately $70,000,000 to $77,500,000 or, dividing such amounts by the number outstanding membership interests in Kaanapali Land as of December 31, 2006, $39.05 to $43.23 per membership interest in Kaanapali Land; it being understood that such latter calculation does not give effect to any premium or discount that may be attributable by reason of any control premium, minority or illiquidity discounts or other rights, restrictions or limitations that may be attributable to individual membership interests or blocks of membership interests.

      KPMGCF's valuation was directed to Pacific Trail, as manager of Kaanapali Land, and only addressed the aggregate value of Kaanapali Land's outstanding membership interests as of December 31, 2006. The summary of KPMGCF's valuation in this Schedule 13E-3 is qualified in its entirety by reference to the full text of the written valuation which is included as Annex D to this Schedule 13E-3 and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by KPMGCF in preparing its valuation. Kaanapali Land encourages you to carefully read the full text of KPMGCF's written valuation. However, neither KPMGCF's valuation nor the summary of its valuation set forth in this Schedule 13E-3 are intended to be, and do not constitute, advice or a recommendation as to how any holder of Class A Shares should act on any matter or with respect to any transaction or investment decision.

PROCEDURES FOLLOWED

In connection with its valuation, KPMGCF made such reviews, analyses and inquiries as it deemed necessary and appropriate under the circumstances. Among other things, KPMGCF:

      . considered certain financial and other information relating to Kaanapali Land that was publicly available or furnished to KPMGCF by Kaanapali Land, including the audited consolidated balance sheet of the Company as of December 31, 2006 and financial estimates and projections with respect to the future financial performance of Kaanapali Land provided to KPMGCF by Kaanapali Land's management as well as estimates and other information provided by Kaanapali Land's management and independent actuarial consultants regarding the assets and liabilities of the Pension Plan and the potential tax liabilities associated with Kaanapali Land's use of any surplus assets of the Pension Plan;

      . discussed with members of Kaanapali Land's management the assets, liabilities, business, operations, historical financial results and future prospects of Kaanapali Land;

      . conducted site inspections of certain of Kaanapali Land's real properties;

      . considered the financial terms of certain transactions involving the direct or indirect sale of real property or interests therein that KPMGCF deemed relevant;

      . performed a discounted cash flow analysis with respect to certain cash flows generated by Kaanapali Land's assets or businesses; and

      . considered such other information, financial studies, analyses and investigations and financial, economic and market criteria as KPMGCF deemed relevant and appropriate.

MATERIAL ASSUMPTIONS MADE AND QUALIFICATIONS AND LIMITATIONS ON THE REVIEW UNDERTAKEN

In connection with their review:

      (1) KPMGCF relied upon and assumed, without independent verification, the accuracy and completeness of all financial and other information that was publicly available or furnished to KPMGCF by Kaanapali Land. With respect to the financial estimates and projections KPMGCF reviewed, KPMGCF assumed that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of Kaanapali Land's management as of December 31, 2006 as to the future financial performance of Kaanapali Land and the best estimates and judgments of Kaanapali Land's independent actuarial consultants with respect to the assets and liabilities of the Pension Plan as of December 31, 2006.

      (2) KPMGCF did not make an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Kaanapali Land except for certain valuation analyses not constituting an appraisal performed by KPMGCF or its representatives with respect to (x) certain of the Company's real property or interests therein and (y) based on estimates and other information provided by Kaanapali Land's management and independent actuarial consultants, the potential tax liabilities associated with Kaanapali Land's use of the Pension Plan's surplus assets. Except for the report of Kaanapali Land's independent actuarial consultants, KPMGCF was not furnished with any other such evaluations or appraisals. KPMGCF was not requested to, and did not, solicit third party indications of interest in acquiring all or any part of Kaanapali Land. While KPMGCF's valuation assumed the continuation of the business of Kaanapali Land as a going concern, KPMGCF did not evaluate any impact that goodwill may have on the value of the Company.

      (3) KPMGCF did not express any view regarding the solvency of Kaanapali Land, nor did KPMGCF perform any procedures to determine the solvency of Kaanapali Land, and KPMGCF's views expressed in its valuation should not be relied upon for such purposes.

      (4) KPMGCF were not asked to advise the manager of Kaanapali Land, and did not provide the manager with any advice with respect to, the terms of any particular transaction or the merits of any particular transaction as opposed to other transactions or business strategies that may be available to Kaanapali Land.

      (5) KPMGCF were not asked to address, and the valuation should not be construed to address, the decision by the Manager or Kaanapali Land to undertake any transaction or be viewed as a recommendation to any security holder of Kaanapali Land as to how to act on any matter or with respect to any transaction or other investment decision or any related matter.

      (6) KPMGCF expressed no view as to the federal, state or local tax consequences of any transaction.

      (7) KPMGCF's valuation was based on business, economic, market and other conditions as they existed as of December 31, 2006 or, if earlier, as of the date of the information provided to KPMGCF.

      (8) KPMGCF's valuation does not address the prices at which Kaanapali Land or membership interests therein could actually be purchased or sold which may depend on a number of factors beyond the control of Kaanapali Land and KPMGCF. In addition, KPMGCF was advised by the Company and assumed that the membership interests in the Company have identical rights and preferences, regardless of class.

KPMGCF has no obligation to update its views and has expressly disclaimed any responsibility to do so. The valuation was furnished for the use and benefit of Kaanapali Land's manager and was not intended to, and does not, confer any rights or remedies upon any other person or create a fiduciary duty on the part of KPMGCF to any person.

OTHER MATTERS

Kaanapali Land engaged KPMGCF pursuant to a letter agreement dated as of February 12, 2007, to provide Pacific Trail with KPMGCF's view regarding the aggregate value of the outstanding membership interests of Kaanapali Land, expressed as a range. Kaanapali Land selected KPMGCF based on its qualifications, experience and reputation. KPMGCF is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts and valuations for corporate and other purposes.

KPMGCF will receive a fee for its services, payable upon delivery of its valuation, regardless of the conclusions expressed therein, no portion of which is contingent on the consummation of any transaction. In addition, Kaanapali Land has agreed to reimburse KPMGCF's expenses and to indemnify KPMGCF and certain related parties against certain liabilities arising out of its engagement.

KPMGCF and its affiliates provide a variety of financial advice and services. KPMG LLP, an affiliate of KPMGCF, has provided audit and other services to certain affiliates of Kaanapali Land, none of which affiliates are controlled by Kaanapali Land or are consolidated with Kaanapali Land or its controlling shareholders, and KPMG LLP may continue to provide such audit and other services to such entities in the future.

      (c)   AVAILABILITY OF DOCUMENTS.     The KPMGCF valuation report is
attached as Annex D to this Schedule 13E-3 which is being mailed to Class A Shareholders. The KPMGCF valuation report will also be made available for inspection and, at the holder's expense, copying at the principal offices of Kaanapali Land during its normal business hours by any holder of Class A Shares or a representative of such a holder who has been designated in writing.

ITEM 10.      SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

Item 1007

      (a)   SOURCE OF FUNDS.   Cash to be paid pursuant to the Merger to the
holders of Class A Shares in exchange therefor will be paid by Kaanapali Land, as the surviving entity in the Merger, out of its existing cash balances. Based on the current outstanding number of Class A Shares (161,100.17) and the cash price of $43.25 per share, the expected total cash payment will be $6,967,582.35.

      (b) CONDITIONS. As described in paragraph (a) of Item 10, no external financing is being obtained and therefore no conditions are applicable to the receipt of funds.

      (c)   EXPENSES.    Set forth below is an itemized estimate of the
expenses incurred or expected to be incurred by Kaanapali Land in connection with this Rule 13E-3 Transaction and all such expenses shall be the obligation of Kaanapali Land.

            Fees Related to Printing and Mailing            $ 45,000
            Filing Fees and Expenses                             214
            Paying Agent Fees and Fees for
              Identification of Holders                       35,000
            Legal Fees                                       150,000
            Accounting Costs                                   5,000
            Valuation Report                                 275,000
                                                            --------
            Total:                                          $510,214
                                                            ========

The estimated amounts are subject to substantial contingencies and uncertainties based upon the numerous issues that may arise in the course of the preparation and execution of the Merger.

      (d)   BORROWED FUNDS.    No part of the Merger consideration is expected
to be borrowed, directly or indirectly.


ITEM 11.      INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Item 1008

      (a)   SECURITIES OWNERSHIP.    To the knowledge of Kaanapali Land, no
Class A Shares are beneficially owned by any person named in Item 3 to this
Schedule 13E-3 (including the individuals identified on Schedule I) or by any associate or majority-owned subsidiary of any such person.

      (b)   SECURITIES TRANSACTIONS.       To the knowledge of Kaanapali Land,
no filing person (including the individuals identified on Schedule I to this Schedule 13E-3) or executive officer, director, affiliate or subsidiary of any filing person, including Kaanapali Land or any subsidiary of Kaanapali Land nor any pension, profit sharing or similar plan of Kaanapali Land or any affiliate thereof, has engaged in any transaction in Class A Shares during the past 60 days.

ITEM 12.      THE SOLICITATION OR RECOMMENDATION.

Item 1012

      (d)   INTENT TO TENDER OR VOTE IN A GOING PRIVATE TRANSACTION.      The
Merger has been approved by the Manager of Kaanapali Land and is being conducted under the authority provided in the Operating Agreement. As a consequence no vote is being solicited from any of the members of Kaanapali Land. The Manager holds no Class A Shares. In addition, there is no tender offer associated with this transaction; all Class A Shares in Kaanapali Land will be exchanged for cash and all Class B Shares will be re-designated as the sole class of membership interests in Kaanapali Land. Therefore, no vote or intention to tender by any executive officer or affiliate of Kaanapali Land is applicable to the Merger.

      (e)   RECOMMENDATION OF OTHERS.      As described by paragraph (d) of
this Item 12, no vote is being solicited and no tender offer is associated with this transaction. Therefore, except as described herein, to the knowledge of Kaanapali Land. No executive officer or affiliate of Kaanapali Land has made a recommendation in support of or opposed to the Merger.


ITEM 13.      FINANCIAL STATEMENTS.

Item 1010

      (a) FINANCIAL INFORMATION. The audited financial statements for Kaanapali Land for the fiscal years ended December 31, 2006, 2005 and 2004 are incorporated herein by reference to Kaanapali Land's Annual Report on Form 10-K for the year ended December 31, 2006, as amended.
Kaanapali Land files reports, proxy statements and other information with the Securities and Exchange Commission under the Securities Exchange Act of 1934. You may read and copy any of this information at the following location of the Securities and Exchange Commission:

                  Public Reference Room
                  100 F Street, NE
                  Washington, DC  20549

      You may obtain information on the operation of the Securities and Exchange Commission's Public Reference Room by calling the Commission at 1-800-SEC-0330. The Securities and Exchange Commission also maintains an Internet web site that contains reports, proxy statements and other information regarding issuers, including Kaanapali Land, who file electronically with the Securities and Exchange Commission. The address of that site is http://www.sec.gov.

      (b)   PRO FORMA INFORMATION.  Not applicable.


ITEM 14.      PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

Item 1009

      (b)   EMPLOYEES AND CORPORATE ASSETS.      An itemized estimate of the
expenses incurred or expected to be incurred by Kaanapali Land in connection with this Rule 13E-3 Transaction is set forth in Item 10(c) above. All such expenses shall be the obligation of Kaanapali Land and shall be paid out of the Company's cash balances. To the extent practicable, such expenses will be billed directly to Kaanapali Land. In some cases, Kaanapali Land will reimburse affiliates who incur such expenses in connection with the Merger. In addition, as stated above, the sole source of all of the cash to be used for the purchase of the Class A Shares will be Kaanapali Land's cash resources.

ITEM 15.      ADDITIONAL INFORMATION.

Item 1011

      (a)   OTHER MATERIAL INFORMATION.    None.


ITEM 16.      EXHIBITS.

Item 1016

      (a)(1)      None.

      (a)(2)      None.

      (a)(3) None; all disclosure that would otherwise be contained in a going-private disclosure document has been included in the body of this
Schedule 13E-3.

      (a)(4)      None.

      (a)(5)(i) Annual Report on Form 10-K for the year ended December 31, 2006 (attached hereto as Annex B)

      (a)(5)(ii)  Form of cover letter to be provided to holders of Class A
Shares

      (b)   None.

      (c) Valuation report of KPMG Corporate Finance, LLC dated as of April 6, 2007 (attached hereto as Annex D)

      (d) Agreement and Plan of Merger, dated as of April 9, 2007, merging KLLLC Mergerco, LLC with and into Kaanapali Land, LLC (attached hereto as Annex A)

(f)   None.

(g)   None.

                                     Annexes

      A. Agreement and Plan of Merger, dated as of April 9, 2007, merging KLLLC Mergerco, LLC with and into Kaanapali Land, LLC

      B. Annual Report on Form 10-K for the year ended December 31, 2006, as amended

      C. Summary of Trading Information Reported on NASDAQ Other - OTC Securities market

      D. Valuation report, dated as of April 6, 2007, by KPMG Corporate Finance, LLC

                                    SIGNATURE


      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:       April 9, 2007


KAANAPALI LAND, LLC
By:  Pacific Trail Holdings, LLC, its Manager

By:         /s/ Gary Nickele
            ------------------------------
Name:       Gary Nickele
            ------------------------------
Title:      President
            ------------------------------



PACIFIC TRAIL HOLDINGS, LLC

By:         /s/ Gary Nickele
            ------------------------------
Name:       Gary Nickele
            ------------------------------
Title:      President
            ------------------------------



PACIFIC TRAIL HOLDINGS, INC.

By:         /s/ Gary Nickele
            ------------------------------
Name:       Gary Nickele
            ------------------------------
Title:      President
            ------------------------------



KLLLC MERGERCO, LLC

By:         /s/ Gary Nickele
            ------------------------------
Name:       Gary Nickele
            ------------------------------
Title:      President
            ------------------------------

                                   SCHEDULE I

            The description of the executive officers and directors, as applicable, of Kaanapali Land, Pacific Trail, PTHI and Mergerco are set forth below. Each such person is a citizen of the United States of America. None of such persons has, during the past five years (i) been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) been a party to any judicial or administrative proceedings that resulted in judgment, decree or final order enjoining person from future violations of, or prohibiting activities subject to federal or state securities laws, or a finding of any violation of federal or state securities laws.

            Gary Nickele (age 54) has been the Manager of KLC Land, the principal holding company subsidiary of Kaanapali Land involved in the Company's agriculture and land development businesses, since August, 2000 and President of KLC Land and certain of its subsidiaries since February 2001. He has been the President of Kaanapali Land since May 2002, President of Pacific Trail since October 2000, President and Director of PTHI since October 2000 and President of Mergerco since January 2007. His business address is the same as Kaanapali Land's set forth above. Mr. Nickele is also the President and Director of Arvida Company, the administrator of ALP Liquidating Trust, which exists to manage the liquidation of the former business of Arvida/JMB Partners, L.P. ("Arvida Partners"). From October 1987 until September 2005, Arvida Partners conducted land development activities primarily in Florida. During the past five years, Mr. Nickele has also been an Executive Vice President of JMB Realty Corporation ("JMB"). Mr. Nickele has been associated with JMB and Arvida Partners since February, 1984 and September, 1987, respectively, and has been associated with KLC Land since November, 1988. He holds a J.D. degree from the University of Michigan Law School and is a member of the Bar of the State of Illinois. Mr. Nickele's experience relative to JMB, the Company and Arvida Partners during the past five years has included overall responsibility for all legal matters, oversight of the operations of Kaanapali Land and its affiliates, including matters relating to property development and sales and general personnel and administrative functions. Mr. Nickele is also a shareholder of PTHI.

            Stephen Lovelette (age 50) has been an Executive Vice President of KLC Land and certain of its subsidiaries since February 2001. He has also been the Executive Vice President of Kaanapali Land since May 2002. Mr. Lovelette is in charge of implementing the Company's Kaanapali 2020 Development Plan as well as its other development initiatives on the Island of Maui, and also has general oversight authority for the Waikele Golf Course. Mr. Lovelette has been associated with JMB and its affiliates for over 15 years. Prior to joining an affiliate of JMB, Mr. Lovelette worked for Arvida Corporation, the predecessor to Arvida Partners, under its previous ownership, and thereafter continued his involvement in the land development activities of Arvida Partners. Mr. Lovelette holds a bachelor's degree from The College of the Holy Cross and an MBA from Seton Hall University. In addition, Mr. Lovelette has extensive experience in corporate finance and has been responsible for obtaining substantial financial commitments from institutional lenders relating to the assets of JMB, Arvida Partners and their affiliates, as well as on a consulting basis for third-party borrowers. During the past five years, Mr. Lovelette has also been a Managing Director of JMB.

            Gailen J. Hull (age 56) has, since May 2002, been Senior Vice President and Chief Accounting Officer and, since March 2003, Chief Financial Officer of Kaanapali Land. Mr. Hull has also been Senior Vice President of KLC Land and certain of its subsidiaries since February 2001, Senior Vice President of Pacific Trail since October 2000, Vice President of PTHI since October 2000 and Senior Vice President of Mergerco since January 2007. Mr. Hull has been associated with JMB since March, 1982. He holds a Masters degree in Business Administration from Northern Illinois University and is a Certified Public Accountant. Mr. Hull has substantial experience in the management of the accounting and financial reporting functions of both public and private entities, primarily including those of JMB, Arvida Partners, Kaanapali Land and their respective past and present affiliates. During the past five years, Mr. Hull has also been a Senior Vice President of JMB and he is a shareholder of PTHI.

            Neil G. Bluhm (age 69) is a Director of PTHI. He is also President and a Director of JMB and has been associated with JMB since August, 1970.
Mr. Bluhm has also been a principal of Walton Street Capital, L.L.C., which sponsors real estate investment funds, since its inception in November 1994. He is a member of the Bar of the State of Illinois.

            Judd D. Malkin (age 69), is a Director of PTHI. He is also the Chairman and a director of JMB, was also its Chief Financial Officer from February 1996 until August 2002. Mr. Malkin has been associated with JMB since October, 1969. He is also a director of Chisox Corporation, which is the general partner of a limited partnership that owns the Chicago White Sox, a Major League Baseball team, and a director of CBLS, Inc., which is the general partner of the general partner of a limited partnership that owns the Chicago Bulls, a National Basketball Association team.

                                     ANNEX A
                                     -------

            Agreement and Plan of Merger, dated as of April 9, 2007, merging KLLLC Mergerco, LLC with and into Kaanapali Land, LLC




                          PLAN AND AGREEMENT OF MERGER
                                     MERGING
                               KLLLC MERGERCO, LLC
                                  WITH AND INTO
----------------------------------------------------------------------------

This Plan and Agreement of Merger, dated this 6th day of April, 2007, pursuant to Title 6, Section 18-209 of the Delaware Limited Liability Company Act ("Delaware Law"), between Kaanapali Land, LLC, a Delaware limited liability company ("Kaanapali"), and KLLLC Mergerco, LLC, a Delaware limited liability company ("KLLLC"), has been approved by (1) Written Consent by Pacific Trail Holdings, LLC, a Delaware limited liability company ("Pacific Trail"), in its capacity as the Manager of Kaanapali, (2) Unanimous Written Consent of the Directors of Pacific Trail Holdings, Inc., a Delaware corporation, the Managing Member of Pacific Trail, and (3) Written Consent of Pacific Trail as the sole Member of KLLLC, each on April 6, 2007.

FIRST: MERGER. Pursuant to the provisions of the Delaware Law and the respective organizational documents of Kaanapali and KLLLC, KLLLC shall be merged with and into Kaanapali with Kaanapali being the surviving entity (the "Merger"). The Merger shall become effective upon the filing of the Certificate of Merger with the Delaware Secretary of State in accordance with Delaware Law or at such other time as specified in the Certificate of Merger in accordance with Delaware Law (the "Effective Time"). At the Effective Time, Kaanapali shall continue its corporate existence as a limited liability company formed under Delaware Law (sometimes hereinafter referred to as the "Surviving Entity").
            The separate existence of KLLLC shall cease at the Effective Time.

SECOND: CERTIFICATE OF FORMATION. The Certificate of Formation of the Surviving Entity from and after the Effective Time shall be the Certificate of Formation of Kaanapali in effect immediately prior to the Effective Time and said Certificate of Formation shall continue in full force and effect as provided under Delaware Law.

THIRD: OPERATING AGREEMENT. The operating agreement of the Surviving Entity from and after the Effective Time will be the operating agreement of Kaanapali in effect immediately prior to the Effective Time and will continue in full force and effect until thereafter amended as provided therein and under Delaware Law.

FOURTH: OFFICERS. Until their successors are duly elected and shall have qualified, the officers and manager of Kaanapali immediately prior to the Effective Time shall be the initial officers and manager of the Surviving Entity from and after the Effective Time.

FIFTH: EFFECT ON CLASS A SHARES AND CLASS B SHARES. At the Effective Time, by virtue of the Merger and without any further action on the part of KLLLC or Kaanapali, or their respective managers or members:

            (a) The membership interest in KLLLC owned by Pacific Trail shall automatically be cancelled and shall cease to exist and no payment shall be made with respect thereto;

            (b) Each Class B Share of Kaanapali immediately prior to the Effective Time shall remain issued and outstanding and continue to represent a membership interest in the Surviving Entity, but shall no longer be denominated as Class B Shares and instead shall be redesignated as a percentage interest in the Surviving Entity equal to the fraction, expressed as a percentage, of one Class B Share divided by the total number of Class B Shares issued and outstanding immediately prior to the Effective Time;

            (c) Each Class A Share of Kaanapali issued and outstanding immediately prior to the Effective Time, including all accrued and unpaid distributions thereon, if any, shall automatically be converted into and become the right to receive $43.25 (the "Class A Merger Consideration"). The Class A Merger Consideration shall be paid in cash. At the Effective Time, all such Class A Shares (and the membership interests represented thereby) shall automatically be canceled and shall cease to exist, and each holder of Class A Shares in Kaanapali (a "Class A Shareholder") immediately prior to the Effective Time (i) who was a member of Kaanapali shall cease to be a member of Kaanapali and shall not be a member of the Surviving Entity, and (ii) shall cease to have any rights with respect to such Class A Shares, except the right to receive the Class A Merger Consideration; and,

            (d) Notwithstanding anything to the contrary in this Agreement, if the Merger is of another type or structure contemplated by Section NINTH below, (i) each Class A Share shall be converted into the right to receive the Class A Merger Consideration, and (ii) the other provisions of this Section FIFTH shall be modified by the parties hereto to give the effect to such type of structure.

SIXTH: AUTHORIZATION AND EXECUTION OF DOCUMENTS. Upon satisfaction of all of the conditions to the Merger set forth herein, or at such earlier time as may be determined by the respective officers of Kaanapali and KLLLC, each officer of Kaanapali and KLLLC is hereby authorized to execute and file the Certificate of Merger on behalf of said entities in conformity with Delaware Law and the proper officers of Kaanapali and KLLLC are hereby authorized, empowered and directed to do any and all acts and things, and to make, execute, deliver, file and/or record any and all instruments, papers and documents which shall be or become necessary, proper or convenient to carry out or put into effect any of the provisions contained in this Plan and Agreement of Merger or to otherwise effectuate the Merger including, without limitation, the qualification of this Company to transact business as a foreign corporation in such jurisdictions he, she or they may deem advisable.

SEVENTH: SUCCESSOR TO ASSETS AND LIABILITIES. At and after the Effective Time, the Surviving Entity shall possess all the rights, privileges, powers and franchises, of both a public and private nature, and be subject to all the restrictions, disabilities and duties of KLLLC and all property real, personal and mixed, and all debts due on whatever account, and all other things in action or belonging to KLLLC shall be vested in the Surviving Entity; and all debts, liabilities, duties and obligations of KLLLC shall thenceforth attach to the Surviving Entity and may be enforced against the Surviving Entity to the same extent as if said debts, liabilities, duties and obligations have been incurred or contracted by the Surviving Entity in the same manner and to the same extent as enforceable against KLLLC.

EIGHTH: VESTING OF PROPERTY RIGHTS BY OPERATION OF LAW. The Merger shall not be deemed to constitute an assignment or transfer to the Surviving Entity of any interest in any property, lease or other contract; it being understood that any and all such interests shall be vested in the Surviving Entity without revision or impairment by virtue of the Merger and without any further action by any person whatsoever.

NINTH: CHANGE OF MERGER STRUCTURE. Notwithstanding anything to the contrary in this Agreement, the parties shall have the right, in their sole discretion, to (i) change the type or structure of, and/or the parties to, the Merger, including changing the structure of the Merger so that (x) Kaanapali merges with and into KLLLC with KLLLC being the surviving entity, (y) an affiliate of Pacific Trail other than KLLLC merges with and into Kaanapali with Kaanapali being the surviving entity and (z) an affiliate of Pacific Trail other than KLLLC merges with and into Kaanapali with such other affiliate being the surviving entity and/or (ii) assign any or all of their rights, interests, duties or obligations under this Agreement to any affiliate of Pacific Trail, provided that any action taken by any party pursuant to this Section NINTH shall not, individually or when taken together with any or all other actions under this Section NINTH, have an adverse effect on any member of Kaanapali or KLLLC. If an entity other than KLLLC is a party to the Merger, then, without the need for any additional act or consent of any other person or entity, such entity shall execute a counterpart to the Agreement and shall thereupon become a party hereto.

TENTH:      (a)   DEPOSIT OF PAYMENT FUND.  On or before the Effective Time,
                  Kaanapali shall deposit, or cause to be deposited, with Wells Fargo Bank, N.A., as paying agent for the payment of the Class A Merger Consideration (the "Paying Agent"), at least an amount in cash equal to the sum of the product of
                  (i) the Class A Merger Consideration and (ii) the number of
                  Class A Shares (the "Payment Fund").

            (b) PAYMENT PROCEDURE. As soon as reasonably practicable after the Effective Time Kaanapali shall use commercially reasonable efforts to cause the Paying Agent to mail to each Class A Shareholder of record immediately prior to the Effective Time whose Class A Shares were converted into the right to receive the Class A Merger Consideration, pursuant to Section 2.1(c) and (d) and this Section 2.2(b), a form of letter of transmittal (the "Letter of Transmittal") which shall specify that delivery shall be effected, and risk of loss and title to the Class A Shares held by a person or entity shall pass, only upon delivery or presentation to the Paying Agent of evidence reasonably satisfactory to the Paying Agent that such person or entity was, immediately prior to the Effective Time, the holder of Class A Shares it purported to own as of such ("Ownership Evidence"). Upon delivery or presentation to the Paying Agent of a properly completed and executed Letter of Transmittal, together with Ownership Evidence (including any information or certification required for tax purposes) and such other documents or evidence as the Surviving Entity or the Paying Agent may reasonably request, the Class A Shareholder shall be entitled to receive the Class A Merger Consideration for each Class A Share owned immediately prior to the Effective Time, as determined pursuant to this Agreement. No interest shall be paid or shall accrue on any Class A Merger Consideration payable pursuant to this Agreement or otherwise.

            (c) NO FURTHER OWNERSHIP RIGHTS IN CLASS A SHARES. All Class A Merger Consideration paid in exchange for Class A Shares in accordance with this Section TENTH shall be full satisfaction for such Class A Shares exchanged for such Class A Merger Consideration and all rights related to such Class A Shares. At the close of business on the date on which the Effective Time occurs, the transfer records of Kaanapali pertaining to the Class A Shares shall be closed and there shall be no further registration of transfers, on the transfer records of Kaanapali, of Class A Shares that were outstanding immediately prior to the Effective Time.

            (d) TERMINATION OF PAYMENT FUND. Any portion of the Payment Fund that remains undistributed to Class A Shareholders for twelve (12) months after the Effective Time shall be delivered to the Surviving Entity, upon demand, and any Class A Shareholders who have not theretofore complied with this Section TENTH shall thereafter look solely to the Surviving Entity for, and, subject to Section TENTH (e), the Surviving Entity shall remain liable for, payment of their claim for Class A Merger Consideration.

            (e) NO LIABILITY. None of Kaanapali, KLLLC, Pacific Trail, the Surviving Entity or the Paying Agent shall be liable to any person or entity in respect of cash from the Payment Fund in each case delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any Class A Shares have not been exchanged for Class A Merger Consideration prior to the second anniversary of the date on which the Effective Time shall occur (or immediately prior to such earlier date on which any Class A Merger Consideration would otherwise escheat to or become the property of any governmental entity), any such Class A Merger Consideration in respect thereof shall, to the extent permitted by applicable law, become the property of the Surviving Entity, free and clear of all claims or interest of any person or entity previously entitled thereto.

            (f) INVESTMENT OF PAYMENT FUND. The Paying Agent shall invest the Payment Fund on a daily basis as directed by the Surviving Entity; provided, however, that such investments shall be solely in one or ore of the following: (a) direct obligations of, or obligations the principal of and interest on which are unconditionally guaranteed by, the United States of America (or by any agency thereof to the extent such obligations are backed by the full faith and credit of the United States of America), in each case maturing within one year from the date of acquisition thereof; (b) investments in commercial paper maturing within two hundred seventy (270) days from the date of acquisition therof and having, at such date of acquisition, the highest credit rating obtainable from S&P or Moody's; (c) investments in certificates of deposit, banker's acceptances and time deposits maturing within one hundred eighty (180) days from the date of acquisition thereof issued or guaranteed by or placed with, and money market deposit accounts issued or offered by, any domestic office of any commercial bank organized under the laws of the United States of America or any State therof which has a combined capital and surplus and undivided profits of not less than $500,000,000; (d) fully collateralized repurchase agreements with a term of not more than thirty (30) days for securities described in clause (a) above and entered into with a financial institution satisfying the criteria described in clause (c) above; and (e) investments in money market funds that (i) comply with the criteria set forth in Securities and Exchange Commission Rule 2a-7 under the Investment Company

                  Act of 1940, (ii) are rated AAA by S&P and Aaa by Moody's and (iii) have portfolio assets of at least $5,000,000,000. All interest and other income resulting from such investments shall be paid to the Surviving Entity on at least as often as quarterly; provided, however, that as additional consideration for this Agreement, Paying Agent may retain and pay over to itself, at the same time(s) that the balance of such interest is remitted to the Company, the greater of (x) 20% of the amount of such interest, and (y) the lesser of the amount of such interest of $100 per month for the months during which such interest was earned (prorated for any partial months), and, provided, further, that Paying Agent shall be entitled to retain all interest earned from and after 24 months after the Effective Time.

            (g) WITHHOLDING RIGHTS. The Surviving Entity and/or the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any Class A Shareholder such amounts as the Surviving Entity or the Paying Agent is required to deduct and withhold with respect to making such payment under the Internal Revenue Code or any provision of domestic or foreign (whether national, federal, state, provincial, local, or otherwise) tax law, To the extent that amounts are so withheld and paid over to the appropriate taxing authority by the Surviving Entity or the Paying Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Class A Shareholder in respect of which such deduction and withholding was made by the Surviving Entity or the Paying Agent.

ELEVENTH:   CONDITIONS TO EACH PARTY'S OBLIGATIONS TO EFFECT THE MERGER. The
            respective obligations of each party to consummate the transactions contemplated by this Agreement are subject to the satisfaction or waiver of the following conditions at or prior to the Closing Date:

            (a) Each of Kaanapali and KLLLC shall have received all governmental approvals and third party consents required to be obtained in connection with the Merger except where the failure to so obtain any such approval or consent would not, individually or in the aggregate, reasonably be expected (i) to have a material adverse effect on the business, financial condition or results of operations of Kaanapali and/or KLLLC or (ii) to increase the costs of the Merger in any material respect (including an increase in the Class A Merger Consideration) (a "Material Adverse Effect");

            (b) No temporary restraining order, preliminary or permanent injunction or other order or decree issued by any court or governmental entity of competent jurisdiction or other legal restraint or prohibition that could reasonably be expected to have (i) a Material Adverse Effect or (ii) the effect of preventing the consummation of the Merger, shall be in effect; and,

            (c) There shall be no pending or threatened litigation or governmental action or proceeding challenging the Merger that could reasonably be expected to have a Material Adverse Effect.

TWELFTH: TERMINATION. Either party may, at its sole discretion, upon failure of any of the conditions set forth in Section ELEVENTH, or for any other reason or no reason, at any time after the date hereof and prior to the Effective Time, give the other party notice terminating this Agreement and abandoning the Merger. In the event of the termination of this Agreement and the abandonment of the Merger pursuant hereto, this Agreement shall thereupon become null and void and have no effect and no party hereto (or any of its direct or indirect partners or members, or any of their respective, officers, directors, members, managers, employees or agents) shall have any liability or obligation to any Class A Shareholder or to any other party to this Agreement.

THIRTEENTH: FURTHER ASSURANCES. Unless this Agreement is terminated under
            Section TWELFTH, each of Kaanapali and KLLLC shall use its reasonable efforts to take all actions necessary and appropriate to effectuate the Merger, including, if necessary, executing any additional documents or other instruments and filing such documents or other instruments with the appropriate governmental authorities.

FOURTEENTH: NO APPRAISAL RIGHTS. The Class A Shareholders are not entitled to any appraisal or dissenters' rights under the operating agreement of Kaanapali or applicable law as a result of the Merger.

FIFTEENTH:  GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware.

SIXTEENTH:  ENTIRE AGREEMENT. This Agreement, including the exhibits hereto, reflects the entire agreement of the parties regarding the subject matter hereof and supersedes all prior agreements and understandings among the parties with respect thereto.

SEVENTEENTH:SEVERABILITY. If any provision of this Agreement is held or deemed to be void, unenforceable or otherwise of no force and effect, each other provision of this Agreement shall remain in full force and effect and shall be construed without giving effect to the provision that is void, unenforceable or of no force and effect.

EIGHTEENTH: AMENDMENT. This Agreement shall be amended only by a writing signed by all parties hereto.

NINETEENTH: NO THIRD PARTY BENEFICIARY. This Agreement shall be for the sole and exclusive benefit of the parties hereto, and no other party shall have any direct or indirect right or interest in or arising out of this Agreement.

TWENTIETH:  COUNTERPARTS. This Agreement may be signed in two or more counterparts which, when taken together, shall constitute a fully executed version of this Agreement.

      IN WITNESS WHEREOF, the undersigned entities have caused this Plan and Agreement of Merger to be executed by their duly authorized officers this 6th day of April, 2007.


KAANAPALI LAND, LLC
a Delaware limited liability company

By:   Pacific Trail Holdings, LLC,
      its manager


      /s/ Gary Nickele
      ------------------------------
      Vice President


KLLLC, LLC
a Delaware limited liability company

By:   Pacific Trail Holdings, LLC,
      its sole member


      /s/ Paul Nielsen
      ------------------------------
      Vice President

                                     ANNEX B
                                     -------

   ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006, AS AMENDED

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549



                                   FORM 10-K

                 Annual Report Pursuant to Section 13 or 15(d)
                         of the Securities Act of 1934

For the fiscal year
ended December 31, 2006                    Commission File Number #0-50273

                              KAANAPALI LAND, LLC
            (Exact name of registrant as specified in its charter)


        Delaware                               01-0731997
(State of organization)             (I.R.S. Employer Identification No.)


900 N. Michigan Ave., Chicago, Illinois           60611
(Address of principal executive office)         (Zip Code)


Registrant's telephone number, including area code  312-915-1987


Securities to be registered pursuant to Section 12(b) of the Act:

                                           Name of each exchange
      Title of each class                  on which each class
      to be so registered                  is to be registered
      -------------------                  ---------------------
            N/A                                    N/A


Securities registered pursuant to Section 12(g) of the Act:

             Limited Liability Company Interests (Class A Shares)
             ----------------------------------------------------
                               (Title of Class)


Indicate by check mark whether the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [ ] No [ X ]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes [ ] No [ X ]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 (the "Act") during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes [ X ]  No [  ]

Indicate by check mark if disclosure of delinquent filers pursuant to
Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K [ X ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer" and "large accelerated filer" in Rule 12b-2 of the Exchange Act.

         Large accelerated filer [  ]          Accelerated filer [   ]
                          Nonaccelerated filer [ X ]

Indicate by check mark whether the registrant is a shell company (as
defined in Rule 12b-2 of the Act).     Yes [   ]     No [ X ]

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter. Not applicable.

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a
plan confirmed by a court.    Yes [ X ]   No [   ]

As of March 1, 2007, the registrant had 1,792,613 shares of which 161,100.17 were Class A shares.

Documents incorporated by reference:  None

                               TABLE OF CONTENTS


                                                               Page
                                                               ----
PART I

Item 1.       Business . . . . . . . . . . . . . . . . . . . .    1

Item 1A.      Risk Factors . . . . . . . . . . . . . . . . . .    3

Item 1B.      Unresolved Staff Comments. . . . . . . . . . . .   14

Item 2.       Properties . . . . . . . . . . . . . . . . . . .   14

Item 3.       Legal Proceedings. . . . . . . . . . . . . . . .   15

Item 4.       Submission of Matters to a Vote of
              Security Holders . . . . . . . . . . . . . . . .   19

PART II

Item 5.       Market Price of and Dividends on the
              Registrant's Common Equity and
              Related Stockholder Matters. . . . . . . . . . .   20

Item 6.       Financial Information. . . . . . . . . . . . . .   20

Item 7.       Management's Discussion and
              Analysis of Financial Condition and
              Results of Operations. . . . . . . . . . . . . .   21

Item 7A.      Quantitative and Qualitative Disclosures
              about Market Risk. . . . . . . . . . . . . . . .   25

Item 8.       Financial Statements and
              Supplementary Data . . . . . . . . . . . . . . .   26

Item 9.       Changes in and Disagreements
              with Accountants on Accounting
              and Financial Disclosure . . . . . . . . . . . .   52

Item 9A.      Controls and Procedures. . . . . . . . . . . . .   52

Item 9B.      Other Information. . . . . . . . . . . . . . . .   52

PART III

ITEM 10.      Managers and Executive Officers
              of the Registrant. . . . . . . . . . . . . . . .   53

Item 11.      Executive Compensation . . . . . . . . . . . . .   55

Item 12.      Security Ownership of Certain
              Beneficial Owners and Management . . . . . . . .   56

Item 13.      Certain Relationships and
              Related Transactions . . . . . . . . . . . . . .   57

Item 14.      Principal Accountant Fees and Services . . . . .   57

PART IV

Item 15.      Exhibits, Financial Statement Schedules,
              and Reports on Form 8-K. . . . . . . . . . . . .   58


SIGNATURES     . . . . . . . . . . . . . . . . . . . . . . . .   60

                                    PART I

ITEM 1.  BUSINESS

      Kaanapali Land, LLC ("Kaanapali Land"), a Delaware limited liability company, is the reorganized entity resulting from the Joint Plan of Reorganization of Amfac Hawaii, LLC (now known as KLC Land Company, LLC ("KLC Land")), certain of its subsidiaries (together with KLC Land, the "KLC Debtors") and FHT Corporation ("FHTC" and, together with the KLC Debtors, the "Debtors") under Chapter 11 of the Bankruptcy Code, dated
June 11, 2002 (as amended, the "Plan"). As indicated in the Plan, Kaanapali Land has elected to be taxable as a corporation. The Debtors had filed their petitions for reorganization under Chapter 11 on February 27, 2002 (the "Petition Date") in the United States Bankruptcy Court for the Northern District of Illinois, Eastern Division (the "Bankruptcy Court"), which petitions were consolidated into a single joint proceeding by the Bankruptcy Court (the "Reorganization Case").

      The principal goal of the Plan was to address the Debtors' debt burdens so that the Debtors could emerge from Chapter 11 with a viable capital structure and with the resources necessary to operate their land development business. The Plan achieved this goal by converting certain indebtedness and other liabilities of the Debtors into new equity of Kaanapali Land (to the extent such creditors did not elect an available cash distribution option). Another goal of the Plan was to secure additional liquidity for the Debtors to help fund future operations. The Plan achieved this goal through the Merger of Northbrook Corporation ("Northbrook") into FHTC and the subsequent merger of FHTC into Kaanapali Land, which made the assets and liquidity of Northbrook available to the Debtors to help fund their land development business.

      The Plan was confirmed by the Bankruptcy Court by orders dated
July 29, 2002 and October 30, 2002 (collectively, the "Order") and became effective November 13, 2002 (the "Plan Effective Date"). After the Plan Effective Date, Kaanapali Land continued to implement the restructuring transactions that were contemplated to be effected under the Plan. All material requirements and transactions that the Company implemented under the Plan are described herein. On August 21, 2005, pursuant to a motion for entry of final decree, the bankruptcy cases were closed. References in this Form 10-K to Kaanapali Land or the Company for dates on or after the Plan Effective Date are to the entity surviving the Reorganization Case and for dates before the Plan Effective Date are to predecessor entities, unless otherwise specified.

      KLC Land (formerly known as Amfac Hawaii, LLC and, previously, Amfac/JMB Hawaii, LLC) is a Hawaii limited liability company that is a wholly-owned subsidiary of Kaanapali Land. KLC Land and Kaanapali Land have continued the businesses formerly conducted by KLC Land and Northbrook and their subsidiaries prior to the bankruptcy, although some of such businesses have been discontinued or reduced in scope as described herein.

      Northbrook was formed in 1978 as a holding company to facilitate the purchase of a number of businesses, generally relating to short line railroads, rail car leasing and light manufacturing. Over 90% of the stock of Northbrook was purchased by persons and entities affiliated with JMB Realty Corporation, through a series of stock purchases in 1987 and 1988. One of Northbrook's subsidiaries (later merged into Northbrook) purchased the stock of Amfac, Inc. ("Amfac"), in 1988, pursuant to a public tender offer, and thus Amfac became an indirect subsidiary of Northbrook at such time. As a consequence of the merger of Amfac into Northbrook in 1995, KLC Land, FHTC and Amfac's other direct subsidiaries became direct subsidiaries of Northbrook. All existing shareholders of Northbrook contributed their shares to Pacific Trail Holdings, LLC ("Pacific Trail") in 2000. Pursuant to the Plan, Northbrook was merged into FHTC and FHTC was thereafter merged into Kaanapali Land in November 2002.

      Kaanapali Land's subsidiaries include the Debtors as reorganized under the Plan, certain subsidiaries of KLC Land that were not debtors (the "Non-Debtor KLC Subsidiaries") and other former subsidiaries of Northbrook (collectively with Kaanapali Land, all the Reorganized Debtors, the Non-Debtor KLC Subsidiaries and such other subsidiaries are referred to herein as the "Company"). Kaanapali Land pursues its businesses utilizing the assets of the KLC Debtors and the Non-Debtor KLC Subsidiaries and the assets formerly owned by Northbrook and its other subsidiaries.

      The Company operates in three primary business segments: (i) Property, (ii) Agriculture and (iii) Golf. The Company operates through a number of subsidiaries, each of which is 100% owned directly or indirectly by Kaanapali Land, LLC.

      SUMMARY OF PLAN

      Material aspects of the history and business of the Company, the Plan, the procedures for consummating the Plan and the risks attendant thereto were set forth in a Second Amended Disclosure Statement With Respect to Joint Plan of Reorganization of Amfac Hawaii, LLC, Certain of Its Subsidiaries and FHT Corporation Under Chapter 11 of the Bankruptcy Code, dated June 11, 2002 (the "Disclosure Statement"). The Disclosure Statement and the Plan are each filed as Exhibits to Kaanapali Land's Form 10 filed on May 1, 2003 and incorporated herein by reference.

      All claims against the Debtors were deemed discharged as of the Plan Effective Date, provided that creditors with allowed claims became entitled to receive distributions under the Plan as of that date and provided that the Plan does not impair any claims of taxing authorities. The time for filing proofs of claim relating to all classes of claims expired prior to the Plan Effective Date, including the period for those whose executory contracts were rejected by the Debtors. Therefore, all claims that could be asserted by the creditors against the Debtors relative to amounts due on pre-petition obligations as of the Plan Effective Date are known and have since been liquidated or otherwise disposed of. However, any claims of the Internal Revenue Service ("IRS") relative to pre-petition transactions were left unimpaired by the Plan, as described below.

      The Limited Liability Company Agreement of Kaanapali Land (the "LLC Agreement") provides for two classes of membership interests, "Class A Shares" and "Class B Shares", which have substantially identical rights and economic value under the LLC Agreement; except that holders of Class A Shares are represented by a "Class A Representative" who must approve certain transactions proposed by Kaanapali Land before they can be undertaken. The Class A Representative is further entitled to receive certain reports from the Company and meet with Company officials on a periodic basis. Reference is made to the LLC Agreement for a more detailed discussion of these provisions. Class B Shares are held by Pacific Trail and various entities and individuals that are affiliated or otherwise associated with Pacific Trail. Class A Shares were issued under the Plan to claimants who had no such affiliation. Reference is made to Item 10 below for a further explanation of the LLC Agreement and the rights and duties of the Class A Representative.

      Kaanapali Land distributed in the aggregate, approximately $1.8 million in cash and approximately 161,100 Class A Shares on account of the claims that were made under the Plan and does not anticipate making any further distributions under the Plan.

      Kaanapali Land issued all Class B Shares required to be issued under the Plan to Pacific Trail and those entities and individuals that were entitled to Class B Shares. As a consequence, Kaanapali Land has approximately 1,631,513 Class B Shares outstanding.

      Federal tax return examinations have been completed for all years through 2002. Refunds aggregating approximately $4.7 million for years through 2000 have been received by Kaanapali Land for previous payments of taxes and interest. Pursuant to a settlement agreed to with the IRS in 2006, no liability for Federal taxes was determined for 2001 or 2002; however, in connection with the settlement of those years, the Company agreed to adjust certain tax attributes, including the tax basis of assets.

The effect in 2006 on the Company's consolidated balance sheet was to increase deferred tax liabilities by approximately $1.9 million. Income tax expense was also recorded for the year ended December 31, 2006 due to the finalization of the Company's 2005 tax return and a payment made in regard to the settlement of a prior year state tax matter of approximately $300 thousand. The statutes of limitations with respect to the Company's tax returns for 2003 and subsequent years remain open. The Company believes adequate provisions for income taxes have been recorded for all years, although there can be no assurance that such provisions will be adequate. To the extent that there is a shortfall, any such shortfall for which the Company could be liable could be material.

      KLC Land is the direct subsidiary of Kaanapali Land through which the Company conducts substantially all of its operations, except those relating to the Waikele Golf Course whose operations are conducted by another direct subsidiary of Kaanapali Land. KLC Land conducts all of its business through various subsidiaries. Those with remaining assets of significant net value include KLC Holdings Corp. ("KLC"), Pioneer Mill Company, LLC ("PMCo"), Kaanapali Development Corp. ("KDC") and PM Land Company, LLC.

      PROPERTY

      PROJECT PLANNING AND DEVELOPMENT. The Company's real estate development approach, for land that it holds for development rather than investment, is designed to enhance the value of its properties in phases. In most instances, the process begins with the preparation of market and feasibility studies that consider potential uses for the property, as well as costs associated with those uses. The studies consider factors such as location, physical characteristics, demographic patterns, anticipated absorption rates, transportation, infrastructure costs, both on site and offsite, and regulatory and environmental requirements.

      For any property targeted for development, the Company will generally prepare a land plan that is consistent with the findings of the studies and then to commence the process of applying for the entitlements necessary to permit the use of the property in accordance with the land plan. The length and difficulty of obtaining the requisite entitlements by government agencies, as well as the cost of complying with any conditions attached to the entitlements, are significant factors in determining the viability of the Company's projects. Applications for entitlements may include, among other things, applications for state land use reclassification, county community plan amendments and changes in zoning.

      KAANAPALI 2020. The Company's developable lands are located on the west side of the Island of Maui in the State of Hawaii. The majority of the developable lands are located in the Kaanapali resort area. There are an additional approximately 235 acres in the Lahaina, Maui, area known as Wainee, a portion of which may be developable. In addition, the Company has recently completed the demolition and removal of the former Pioneer Mill sugar mill structures (except for certain minor storage facilities), thereby freeing up approximately 19 acres of land that is zoned for industrial use near the center of Lahaina, which may be used for retail and/or infrastructure development in the future. The Kaanapali development lands have been the subject of a community-based planning process that commenced in 1999 for the Kaanapali 2020 Development Plan. The Kaanapali 2020 Development Plan includes a mix of resort recreation, residential units and some commercial and recreational development sites, as well as affordable housing. While the oceanfront resort properties have been sold, most of the other Kaanapali 2020 lands continue to be owned by the Company. Any development plan for any of the Company's land, including the Kaanapali 2020 Development Plan and the Wainee development, will be subject to approval and regulation by various state and county agencies and governing entities, especially insofar as the nature and extent of zoning, and improvements necessary for site infrastructure, building, transportation, water management, environmental and health are concerned. In Hawaii, the governmental entities have the right to impose limits or controls on growth in their communities through restrictive zoning, density reduction, impact fees and development requirements, which may affect materially utilization of the land and the costs associated with developing the land. In addition, a recent ordinance enacted by Maui County that requires, among other things, that up to fifty percent of new residential units qualify as affordable housing and therefore be sold at below market prices could adversely affect the profitability of future projects and render them unfeasible. There can be no assurance that the Company will be successful in obtaining the necessary zoning and related entitlements for development of the Maui lands. At this time, the only lands in Maui that have sufficient entitlements to commence development are those in Phase I of the Kaanapali Coffee Farms development, as described below.

      The current regulatory approval process for a development project can take three to five years or more and involves substantial expense. The applications generally require the submission of comprehensive plans that involve the use of consultants and other professionals. A substantial portion of the Company's Kaanapali 2020 land will require state district boundary amendments and county general plan and community plan amendments, as well as rezoning approvals. There is no assurance that all necessary approvals and permits will be obtained with respect to the current projects or future projects of the Company. Generally, entitlements are extremely difficult to obtain in Hawaii. There is often significant opposition to proposed developments from numerous groups including native Hawaiians, environmental organizations, various community and civic groups, condominium associations and politicians advocating no-growth policies, among others. Any such group with standing can challenge submitted applications, which may substantially delay the process. Generally, once the applications are deemed acceptable, the various governing agencies involved in the entitlement process commence consideration of the requested entitlements. The applicable agencies often impose conditions, which may be costly and time consuming, on any approvals of the entitlements. The substantial time and expense of obtaining entitlements and the uncertainty of success in obtaining the entitlements could have a material adverse effect on the Company's success.

      At the state level, all land in Hawaii is divided into four land use classifications: urban, rural, agricultural and conservation. The majority of the Kaanapali 2020 Development Plan land is currently classified as either agricultural or conservation.

      A relatively small portion (approximately 300 acres) of the Kaanapali 2020 Development Planning area owned by the Company, known as Puukolii Village, comprised of two parcels known as the Puukolii Triangle and Puukolii Mauka, received entitlements in 1993 under the terms of a superseded law that fast tracked entitlements for planned mixed use developments that contained the requisite percentage of affordable housing units. The requirements imposed on the Company relative to these entitlements proved uneconomic and thus the developments were not pursued. Recently, the Company has proposed revisions to the development agreement with the applicable state agencies and is beginning to plan for the development of the Puukolii Mauka area, which will, if ultimately developed, include certain affordable and market housing units, a small commercial area, a school, a park and associated improvements. However, no agreement has been reached with any agency to modify the terms of the development agreement and it is currently unclear whether an agreement will be reached, or on what terms.

      Despite the hurdles mentioned above, the Company believes that it will generally be able to develop that portion of its land for which it can obtain classification as an urban district from the State Land Use Commission. However, it is uncertain whether the Company will be able to obtain all necessary entitlements or, if so, how long it will take, and it cannot be predicted what the market will be for such land (or the associated development costs) at such time. Conservation land is land that has been considered by the state as necessary for preserving natural conditions and cannot be developed. Agricultural and rural districts are not permitted to have concentrated development. Pursuant to the Kaanapali 2020 Development Plan, the Company intends to apply to the State Land Use Commission for reclassification of a portion of the agricultural lands to urban, but does not intend to apply for reclassification of the conservation lands.

      Development of the Kaanapali 2020 lands in accordance with the Kaanapali 2020 Development Plan will require, in addition to reclassification to urban, appropriate designation under the County of Maui general, community and/or development plans and the appropriate County zoning designation. Obtaining any and all of these approvals can involve a substantial amount of time and expense, and approvals may need to be resubmitted if there is any subsequent, material deviation in current approved plans or significant objections by the responsible government agencies.

      In connection with seeking approvals from regulatory authorities of the Kaanapali 2020 Development Plan, the Company may be required to make significant improvements in public facilities (such as roads), to dedicate property for public use, to provide employee/affordable housing units and to make other concessions, monetary or otherwise. The ability of the Company to perform its development activities may also be adversely affected by restrictions that may be imposed by government agencies and the surrounding communities because of inadequate public facilities, such as roads, water management areas and sewer facilities, and by local opposition to continued growth. However, as part of the Kaanapali 2020 Development Plan, the Company has included a large number of community members and local government officials in the development planning process and has earned significant community support for its preliminary Kaanapali 2020 and Wainee development plans. It also believes that it enjoys general local community support for its new Puukolii Mauka concept. The Company hopes that carrying on with this process will continue to generate substantial support from local government and the community for the Company's development plans.

      There can be no assurance that all necessary approvals will be obtained, that modifications to those plans will not require additional approvals, or that such additional approvals will be obtained, nor can there be any assurance as to the timing of such events.

      During the first quarter of 2006, the Company received final subdivision approval on an approximate 336 acre parcel in the region "mauka" (toward the mountains) from the main Kaanapali 2020 area. This project, called Kaanapali Coffee Farms, consists of 58 agricultural lots of which are being offered to individual buyers. It is anticipated that the land improvements will be completed in 2007. In conjunction with the final approval, the Company was required to obtain two subdivision bonds in the amounts of approximately $18.6 million and $4.7 million and was required to secure those bonds with a cash deposit of $8.3 million into an interest bearing collateral account. Subsequently, one of the bonds was reduced from $18.6 million to $11.3 million and the collateral was reduced to $5.9 in early 2007. The funds will be withdrawn from the collateral account by the Company based upon stage of completion of the subdivision improvements and the release of the bonds. During July and early August 2006 the Company closed on the sale of three lots at Kaanapali Coffee Farms for aggregate net sales proceeds of $4.4 million. It also entered into a joint venture agreement with a local builder for the design, construction and sale of residential improvements on another lot. In January 2007, the Company closed on the sale of one lot for net sales proceeds of approximately $1.3 million.

      OTHER MAUI PROPERTY. Apart from the golf course (discussed below) and the Kaanapali 2020 lands, the Company owns approximately 390 acres of remaining land.

      The Company owns approximately 19 acres in Lahaina, known as the Pioneer Mill Site, which is zoned for industrial development. This is the former site of Pioneer Mill's sugar mill on Maui and continues to be the site of the former Pioneer Mill coffee mill operation now operated by a third party under a land lease agreement with Pioneer. Pioneer Mill is currently evaluating strategic options relating to this site. During 2006 the Company entered into a contract for the demolition of the sugar mill buildings on the Pioneer Mill site. The work was completed during 2006 at a cost of approximately $2.8 million. Previously, Pioneer Mill had been engaged in a modest cleanup operation arising out of the discovery of petroleum contamination found at the Pioneer Mill site. The Pioneer Mill site was assigned a high priority by the Hawaii Department of Health ("HDOH") as HDOH had been designated by the United States Environmental Protection Agency, Region IX (hereinafter "EPA") as the oversight agency for Pioneer Mill. However, Pioneer Mill's cleanup efforts to date have satisfied HDOH and Pioneer Mill received a no further action letter during the fourth quarter of 2004. Further routine cleanup operations in connection with the demolition of the former sugar mill buildings on the site were conducted with respect to an underground storage tank discovered on the site. All such work has been completed.

      The Company also owns several parcels, known collectively as the "Wainee Lands", which are located in Lahaina south of the mill site. The Wainee Lands include approximately 235 acres and are classified and zoned for agricultural use and will need to obtain land use and zoning reclassification in order to proceed with any development. The Company is conducting various meetings with the West Maui community, public officials and consultants to determine a plan for a portion of their lands. While it is likely that this development, if pursued, will contain a significant affordable housing component as required by county ordinance, the Company believes that these lands may be available for a number of uses compatible with the close proximity of them to the center of Lahaina, including both affordable and market housing and certain recreational and service uses. Therefore, the Company is considering several options for this land. A determination on the viability to proceed in the entitlement process is expected to be made during 2007. In the meantime, the Company has been engaged in numerous legal actions to quiet title to its Wainee lands as a necessary predicate to such development. Such cases have generally been contested and, while the Company has been successful in the cases completed so far, one is currently on appeal and a small number of them have survived summary judgment motions by the Company, which may ultimately require trials at uncertain additional cost and time to completion. There can be no assurance that these actions will achieve an ultimate level of success that will permit the Wainee development to go forward on an economic basis.

      The Company also owns less than 100 acres of miscellaneous land parcels located on the Islands of Kauai, Maui and Oahu. These miscellaneous parcels primarily include land associated with now-closed sugar growing and processing operations, remnant parcels abutting infrastructure improvements from previously sold lands, such as strips along roadways, and water-related assets. It is not expected that upon sale these miscellaneous parcels will yield any significant cash proceeds to the Company.

      AGRICULTURE

      HISTORIC OPERATIONS. A significant portion of the Company's revenues were formerly derived from agricultural operations primarily consisting of the cultivation, milling and sale of raw sugar. The last remaining operating sugar plantation of the Company, owned by a subsidiary of Kaanapali Land was shut down at the end of 2000. In September 2001, the Company also ceased its coffee operations, which were owned by a subsidiary of Kaanapali Land. The Company liquidated its remaining inventory of coffee beans and mill equipment. The Company leased, or granted limited licenses to operate, to a third party, certain portions of the Kaanapali 2020 land on which the coffee trees are located for the purpose of continuing agricultural coffee operations on such land. The lessee purchased the Company's coffee mill equipment during the first quarter of 2004.

      SEED CORN AND SOYBEAN OPERATIONS. The Company's seed corn operations are located on former Maui sugar lands that are now part of the Kaanapali 2020 area. The Company earns modest income, under a contract with Monsanto Seed Company that generates approximately $1.2 million of annual gross revenue, to grow seed corn and soybeans according to Monsanto's specifications. In addition to generating such revenue, this operation is otherwise advantageous, because the cultivated land helps control dust and soil erosion and keeps the fields green, to the benefit of the local community. The Company may seek to expand this operation if it can find ready markets for their products and it is sufficiently profitable to do so. There can be no assurance that any expansion will occur or that current operations will remain profitable.

      GOLF

      The Company owns the golf course land and improvements and is responsible for the management and operation of an 18-hole golf course known as the Waikele Golf Course on Oahu. The Company ceased operations at the golf course effective March 1, 2006 for five months to allow for renovations of the golf course greens and facilities. The golf course resumed operations on September 1 2006. The assets and operations of the Waikele Golf Course represent all of the golf segment for purposes of business segment information. The cost of the renovations and the shut-down of the course did not have a material adverse effect on the overall financial condition of the Company.

      For a description of financial information by segment, please read
Note 8 to the attached consolidated financial statements, which information is incorporated herein by reference.

      SIGNIFICANT ASSET SALES

      There are strategic land sales that the Company has consummated or that may occur based on options held by third parties. These transactions were generally pursued in order to raise additional cash that would enhance the Company's ability to fund the Kaanapali 2020 developments including, but not limited to Kaanapali Coffee Farms, and other Company overhead costs. No further significant bulk land sales are currently contemplated by the Company.

      NORTH BEACH. At the Plan Effective Date and prior to the sale of Lots 2 and 4 in 2003, the Company owned three beachfront lots that total approximately 62 developable acres, commonly known as Lots 2, 3 and 4. All three lots are zoned for hotel development. In December 2000, the Company sold a fourth parcel, the 14-acre Kaanapali Ocean Resort ("KOR") site known as Lot 1, to SVO Pacific, Inc. ("SVO"), an affiliate of Starwood Hotels and Resorts, which is in the process of developing time-share units on the property. In addition, SVO received an option to purchase Lot 2, which contains approximately 11.5 acres. During 2003, the Company closed on the sales of Lots 2 and 4. At the closing of Lot 4, the Company granted to the purchaser an option to purchase Lot 3. On June 21, 2005, the Company closed the sale of Lot 3 for a base price of $22.5 million, pursuant to the option. On September 12, 2005, the Company received $6 million from the purchaser of Lot 4 in connection with its subsequent sale of Lot 3 to SVO, pursuant to a purchase price adjustment agreement negotiated by the parties in settlement of certain defaults claimed by the Company relative to the Lot 3 option agreement.

      EMPLOYEES.

      At March 1, 2007, Kaanapali Land and its subsidiaries had employed approximately 60 full time employees. Certain corporate services are provided by Pacific Trail and its affiliates. Kaanapali Land reimburses for these services and related overhead at cost.

      TRADEMARKS AND SERVICE MARKS.

      The Company maintains a variety of trademarks and service marks that support each of its business segments. These marks are filed in various jurisdictions, including the United States Patent and Trademark Office, the State of Hawaii Department of Commerce and Consumer Affairs and foreign trademark offices. The trademarks and service marks protect, among other things, the use of the term "Kaanapali" and related names in connection with the developments in the vicinity of the Kaanapali Resort area on Maui, the various trade names and service marks obtained in connection with the Company's coffee operations and the use of the term "Waikele" in connection with the Waikele golf course and related developments. Also protected are certain designs and logos associated with the names protected. Certain marks owned by the Company have been licensed to third parties, however, the income therefrom is not material to the Company's financial results.
To the extent deemed advantageous in connection with the Company's ongoing businesses, to satisfy contractual commitments with respect to certain marks or where the Company believes that there are future licensing opportunities with respect to specific marks, the Company intends to maintain such marks to the extent necessary to protect their use relative thereto. The Company also intends to develop and protect appropriate marks in connection with its future land development activities.

      MARKET CONDITIONS AND COMPETITION.

      There are a number of factors that historically have negatively impacted Kaanapali Land's property activities, including market conditions, the difficulty in obtaining regulatory approvals, the high cost of required infrastructure and the Company's operating deficits in its other business segments. As a result, the planned use of many of the Company's land holdings and the ability to generate cash flow from these land holdings have become long-term in nature, and the Company has found it necessary to sell certain parcels in order to raise cash rather than realize their full economic potential through the entitlement process.

      Maui's residential real estate market has experienced a slow down during the latter part of 2005 and 2006 after it had experienced a recovery during 2003, 2004 and the first half of 2005. It is not clear how long the current slow down will last.

      There are several developers, operators, real estate companies and other owners of real estate that compete with the Company in its property business on Maui, many of which have greater resources. The number of competitive properties in a particular market could have a material adverse effect on the Company's success.

      The golf course operated by the Company competes with several other golf courses located in its proximity and with other entertainment and tourist activities. In order to improve the golf course's competitive position, the Company closed the golf course during 2006 in order to implement certain improvements. The golf course was closed for five months and resumed operations on September 1, 2006. Competition in the agriculture business segment affects the prices the Company may obtain for the land and other assets it leases to third parties for the production of agricultural products.

      GOVERNMENT REGULATIONS AND APPROVALS

      The current regulatory approval process for a project can take three to five years or more and involves substantial expense. There is no assurance that all necessary approvals and permits will be obtained with respect to the Company's current and future projects. Generally, entitle-ments are extremely difficult to obtain in Hawaii. There is often significant opposition from numerous groups - including native Hawaiians, environmental organizations, various community and civic groups, condominium associations and politicians advocating no-growth policies, among others.

      Currently, Kaanapali Land is preparing applications for the necessary entitlements to carry out the Kaanapali 2020 plan. While some of these lands have some form of entitlements, it is anticipated that at least a substantial portion of the land will require state district boundary amendments and county general plan amendments, as well as rezoning approvals. Entitlements for a 58 lot agricultural subdivision were received during the first quarter of 2006. Approximately 1,500 acres of the Company's Maui land which is contiguous to Kaanapali 2020 land is located toward the top of mountain ridges and in gulches is classified as conservation, which precludes other use. This conservation land, and other land that will be designated as open space, is an important component of the overall project and is expected to be part of obtaining the entitlements for the remaining land.

      ENVIRONMENTAL MATTERS.

      The Company is subject to environmental and health safety laws and regulations related to the ownership, operation, development and acquisition of real estate, or the operation of former business units. Under those laws and regulations, the Company may be liable for, among other things, the costs of removal or remediation of certain hazardous substances. In addition, the Company may find itself having to defend against personal injury lawsuits based on exposure to such substances including asbestos related liabilities. Those laws and regulations often impose liability without regard to fault. The Company is not aware of any environmental condition on any of its properties which is likely to have a material adverse effect on its consolidated financial position or results of operations; however, no assurance can be given that any such condition does not exist or may not arise in the future. Reference is made to
Item 3. Legal Proceedings for a description of certain legal proceedings related to environmental conditions.


ITEM 1A.  RISK FACTORS

      Kaanapali Land faces numerous risks, including those set forth below.

      Reference is made to Item 1. Business and Item 3. Legal Proceedings for an item specific detailed discussion of some of the risk factors facing Kaanapali Land, LLC.

      Risk factors include a number of factors that could negatively impact Kaanapali Land's property activities. Any of the risks may have a material adverse effect on the Company's success, consolidated financial position or results of operations.


RISKS RELATED TO HAWAIIAN REAL ESTATE AND DEVELOPMENT MARKETS

      The Kaanapali 2020 Development Plan (including, without limitation) Kaanapali Coffee Farms and Puukolii Mauka) and the development of the Wainee land, as well as the Company's other development activities, are, apart from the risks associated with the entitlement process described above, subject to the risks generally incident to the ownership and development of real property. These include the possibility that cash generated from sales will not be sufficient to meet the Company's continuing obligations. This could result from inadequate pricing or pace of sales of properties or changes in costs of construction or development; increased government mandates; adverse changes in Hawaiian economic conditions, such as increased costs of labor, marketing and production, restricted availability of financing; adverse changes in local, national and/or international economic conditions (including adverse changes in exchange rates of foreign currencies for U.S. dollars); adverse effects of international political events, such as additional terrorist activity in the U.S. or abroad that lessen travel, tourism and investment in Hawaii; the need for unanticipated improvements or unanticipated expenditures in connection with environmental matters; changes in real estate tax rates and other expenses; delays in obtaining permits or approvals for construction or development and adverse changes in laws, governmental rules and fiscal policies; acts of God, including earthquakes, volcanic eruptions, floods, droughts, tsunamis and hurricanes; and other factors which are beyond the control of the Company. Because of these risks and others, real estate ownership and development is subject to unexpected increases in costs.

      The Company may, from time to time and to the extent economically advantageous, sell rezoned, undeveloped or partially developed parcels, such as portions of the Kaanapali 2020 Development Plan lands, the former Pioneer Mill site and/or the Wainee land. It intends to develop the balance of its lands for residential, resort, affordable housing, limited commercial and recreational purposes.

      Any increase in interest rates or downturn in the international, national or Hawaiian economy could affect the Company's profitability and sales. The downturn in the Asian economy, particularly the Japanese economy, has had a profound effect on the Hawaiian real estate market. However, the Kaanapali resort area has historically enjoyed a significant mainland tourist market in the United States and Canada, which has resulted, beginning in the late 1990's, in a strong market for resort housing in the area. The September 11 attacks had a material adverse effect on tourism in the Kaanapali area immediately following the attacks, but the market rebounded during the period from 2002 into 2005 and the areas of primary and secondary residential homes, condominiums and time share units were relatively strong during this period. Markets have turned down significantly during the past fifteen months, which has negatively impacted the volume of transactions completed in West Maui. At present the Company does not expect that current market conditions will materially impact pricing for its properties, but will instead impact the number of lots sold in the near term. No assurance can be given, however, as to whether current market conditions will again improve, or when, or as to whether pricing for the Company's land assets will ultimately soften.

      The Company's real estate activities may be adversely affected by possible changes in the tax laws, including changes which may have an adverse effect on resort and residential real estate development. High rates of inflation adversely affect real estate development generally because of their impact on interest rates. High interest rates not only increase the cost of borrowed funds to developers, but also have a significant effect on the affordability of permanent mortgage financing to prospective purchasers. High rates of inflation may permit the Company to increase the prices that it charges in connection with land sales, subject to economic conditions in the real estate industry generally and local market factors. There can be no assurance that Hawaiian real estate values will rise, or that, if such values do rise, the Company's properties will benefit.


RISKS RELATING TO NATURAL EVENTS

      The Company's development lands are located in an area that is susceptible to hurricanes and seismic activity. In addition, during certain times of year, heavy rainfall is not uncommon. These events may adversely impact the Company's development activities and infrastructure assets, such as roadways, reservoirs, water courses and drainage ways. Significant events may cause the Company to incur substantial expenditures for investigation and restoration of damaged structures and facilities. Flooding, drought, wind and other natural perils can adversely impact agricultural production on the Company's lands. In addition, similar events elsewhere in Hawaii may cause regulatory responses that impact all landowners. For example, the Company received notice from the Hawaii Department of Land and Natural Resources ("DLNR") that it would inspect all significant dams and reservoirs in Hawaii, including those maintained by the Company on Maui in connection with its agricultural operations. Inspections were performed in April and October 2006. To date, the DLNR has cited certain maintenance deficiencies concerning two of the Company's reservoirs, consisting primarily of overgrowth of vegetation that make inspection difficult, and could degrade the integrity of reservoir slopes and impact drainage. The DLNR has required the vegetation clean-up as well as the Company's plan for future maintenance, inspections and emergency response. Revised versions of the required plans were submitted to DLNR in December 2006.The Company has obtained bids for portions of the required remedial work and expects to commence same during the second quarter of 2007.

      On October 15, 2006, a significant earthquake occurred that was felt in most parts of the state. As a consequence of such earthquake, the DLNR, in conjunction with the U.S. Bureau of Reclamation has inspected each reservoir and identified certain minor damage. In addition, Company personnel have inspected various portions of its Maui water source and transmission assets to determine if any other damage of significance has occurred, but the Company has so far found no material damage. While the damage to the smaller reservoir cited by the recent DLNR inspection will not require any immediate action, it is unclear at this time whether the DLNR will require any work on the larger reservoir even though the damage is located in a portion of the reservoir that is presently unused. There can be no assurance that the expense of doing such required work will not be material.

RISKS RELATED TO THE HAWAIIAN GOLF MARKET

      A subsidiary of Kaanapali Land owns the Waikele Golf Course on Oahu. The performance of golf courses in Hawaii depends heavily on the strength of the tourism industry in Hawaii. Thus, Kaanapali Land is subject to the risks generally associated with operating tourism-related businesses. These include adverse changes in national and international economic conditions (including adverse changes in exchange rates of foreign currencies for U.S. dollars) and in national and international political situations that constrain travel, tourism and investment in Hawaii. The performance of golf courses in Hawaii is also affected by competition from comparable courses in the surrounding areas, which include a number of courses that have opened, reopened or been significantly upgraded in recent years. In addition, the Debtors are aware of an additional new golf course that is currently being constructed to the west of the Waikele Golf Course, as well as two other Oahu golf courses that are currently in the planning phase, which may or may not ultimately be built. There can be no assurance that additional courses will not be developed that will compete with the Waikele Golf Course.

      In addition to market risks, Waikele Golf Course operations are subject to operating risks such as adverse weather conditions, including heavy prolonged rains and hurricanes, employee-related issues such as labor shortages and disruptions (including, but not limited to disruptions of food and beverage service by the third-party restaurant operator who leases space in the clubhouse from the Company), blight or other diseases affecting grass or other vegetation and costs of merchandise, equipment and supplies.

      The Waikele Golf Course is not affiliated with an existing resort, but is located in a high-density residential area. The Waikele Golf Course has historically had a significant amount of Japanese tourist play as well as a high level of Hawaii resident play from the surrounding residential areas. During the 1980's and into the mid-1990's, Asian visitors comprised as much as half of the total rounds played at certain courses in Hawaii. With the downturn in the Japanese economy, there has been a significant drop in Asian visitors and this has had a material effect on Hawaiian golf course rounds. The mainland tourism market was very strong, particularly on the neighboring islands, prior to the terrorist attacks of September 11, but this had little direct impact on the Waikele Golf Course. Since September 11, the Asian visitor levels in Hawaii dropped precipitously and golf course rounds have dropped as much as fifty percent at some Hawaii golf courses. Asian tourist play is controlled by a relatively small number of tour operators who include golf as part of their tour packages. These operators are extremely price sensitive, which limits the ability of golf courses such as Waikele to increase greens fees. While Asian tourist visitation to Hawaii has rebounded somewhat in the past two years, it does not appear that this rebound has given a significant boost to the number of golf rounds being played on Oahu.

      Since the initial reduction in the Japanese visitor levels in the mid-1990's, many courses have attempted to offset some of the loss from the tourism market by attracting local Hawaiian resident play. The Waikele Golf Course has been successful at increasing the Hawaii resident rounds at the course; however, Hawaii residents receive a significant discount on fees at most courses, known as "Kamaiina rates", and Kamaiina rounds are therefore less profitable than other rounds.

      In order to reverse the downward trend in rounds played at Waikele Golf Course, particularly by visiting tourists from Asia and elsewhere, the Company embarked on a $1.2 million renovation project in 2006, which resulted in the golf course being closed for approximately five months in 2006. This renovation included the reconstruction of all greens and a number of tees, plus a modest renovation of the golf course clubhouse.

RISKS RELATING TO AGRICULTURE

      While agricultural revenues are relatively insignificant to the Company's financial success, competition in the agriculture business segment affects the prices the Company may obtain for the land and other assets it leases to third parties for the production of agricultural products. The Company currently earns a modest profit on its contract with Monsanto for the production of seed corn on a portion of its Kaanapali 2020 Development Plan land. Regulatory, political, economic and scientific issues, in addition to the normal risks attendant to the growing cycle for any crop, may all weigh in to make such contract uneconomic for Monsanto, with the result that ongoing revenues to the Company could be impaired in the future. Such is also the case with the Company's coffee crop, in particular because the Company incurs all the risks relating to the cost of growing and maintaining the trees and producing the crop (except for a minor portion of the coffee land that is leased to a third party who maintains the trees on such land), and a portion of the market risk attendant to the sale of the crop as well. That is because the harvesting and marketing of the crop has been contracted to a third-party grower, who will pay the Company (or the homeowners' association with respect to the coffee land within Kaanapali Coffee Farms Phase I) only a modest fixed amount for the privilege of taking the coffee beans, with a more substantial payment due based on a percentage of revenues obtained from the crop by such grower.

RISKS RELATING TO HAWAIIAN, U.S. AND WORLD ECONOMIES GENERALLY

      The Company's businesses will be subject to risks generally confronting the Hawaiian, U.S. and world economies. All of the Company's tangible property is located in Hawaii. As a result, the Company's revenues will be exposed to the risks of investment in Hawaii and to the economic conditions prevalent in the Hawaiian real estate market. While the Hawaiian real estate market is subject to economic cycles that impact tourism and investment (particularly in the United States, Japan and other Pacific Rim countries), it is also influenced by the level of economic development in Hawaii generally and by external and internal political forces.

      The attacks of September 11, 2001 on the World Trade Center and Pentagon had an adverse impact on the U.S., world and Hawaiian economies, which in turn reduced discretionary income available for travel or the purchase of retirement or vacation homes. These events also negatively impacted the desire of people to travel, particularly by air; the number of international visitors to the United States, particularly from Japan upon which Hawaii relies most-heavily, decreased as the United States became perceived to be a higher risk destination. In addition, a perception developed that because the United States was now at war, it no longer sought leisure travelers from abroad. Though these attitudes have abated somewhat in the years after the attacks and the Hawaiian economy has rebounded, there is no assurance that future events will not occur that would again dampen the inflow of money to Hawaii. Thus, it is clear that Hawaii is subject to higher risks than other portions of the Untied States due to its disproportionate reliance on air travel and tourism. The visitor industry is Hawaii's most important source of economic activity, accounting for more than a quarter of Gross State Product.

      Because of the foregoing considerations, it is clear that the risks associated with the large reliance by Hawaii on a visitor base from foreign countries will disproportionately impact the Company in future years, both positively and negatively, as market and visitation cycles play out.

ENVIRONMENTAL RISKS AND ENVIRONMENTAL REGULATION

      The Company is subject to environmental and health safety laws and regulations related to the ownership, operation, development and acquisition of real estate, or the operation of former business units. Under various federal, state and local laws, ordinances and regulations, a current or previous owner, developer or operator of real estate may be liable for the costs of removal or remediation of certain hazardous toxic substances at, on, or under or in its property. The costs of such removal or remediation of such substances could be substantial. Such laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the actual release or presence of such hazardous or toxic substances. The presence of such substances may adversely affect the owner's ability to sell or rent such real estate or to borrow using such real estate as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances also may be liable for the costs of removal or remediation of such substances at the disposal or treatment facility, whether or not such facility is owned or operated by such person. Certain environmental laws impose liability for the release of asbestos containing material into the air, pursuant to which third parties may seek recovery from owners or operators of real properties for personal injuries associated with such materials, and prescribe specific methods for the removal and disposal of such materials. The cost of legal counsel and consultants to investigate and defend against these claims is often high and can significantly impact the Company's operating results, even if no liability is ultimately shown. No assurance can be given that the Company will not incur liability in the future for known or unknown conditions and any significant claims may have a material adverse impact on the Company.


ITEM 1B. UNRESOLVED STAFF COMMENTS

      Not Applicable.


ITEM 2.  PROPERTIES

      LAND HOLDINGS.

      The major real properties owned by the Company are described under
Item 1. Business.

ITEM 3.  LEGAL PROCEEDINGS

      Material legal proceedings of the Company are described below.
Unless otherwise noted, the parties adverse to the Company in the legal proceedings described below have not made a claim for damages in a liquidated amount and/or the Company believes that it would be speculative to attempt to determine the Company's exposure relative thereto, and as a consequence believes that an estimate of the range of potential loss cannot be made. In proceedings filed prior to the Petition Date where a Debtor was a defendant, such proceedings were stayed as against such Debtor by the filing of the Reorganization Case. However, any judgments rendered therein were subject to the distribution provisions of the Plan, which resulted in the entitlement of such claims to proceeds that were substantially less than the face amount of such judgments. Any claims that were not filed on a timely basis under the Plan have been discharged by the Bankruptcy Court and thus the underlying legal proceedings should not result in any liability to the Debtors. All other claims have been satisfied. Proceedings against subsidiaries or affiliates of Kaanapali Land that are not Debtors were not stayed by the Plan and may proceed. However, one such subsidiary, Oahu Sugar, filed a subsequent petition for liquidation under Chapter 7 of the bankruptcy code in April 2005, as described below.

      On or about February 23, 2001 Kekaha Sugar Co., Ltd. ("KSCo"), a company that was, prior to its dissolution, a subsidiary of Kaanapali Land, received a letter from the Hawaii Department of Health ("HDOH") assigning the former KSCo, Ltd. site a high priority status based on HDOH's review of available environmental data. In the letter, HDOH identified five major areas of potential environmental concern including the former wood treatment plant, the herbicide mixing plant, the seed dipping plant, the settling pond, and the Kekaha Sugar Mill. While setting forth specific concerns, the HDOH reserved the right to designate still further areas of potential concern which might require further investigation and possible remediation. HDOH further reserved the right to modify its prioritization of the site should conditions warrant. The assignment of the high priority status will likely result in a high degree of oversight by the HDOH as the issues raised are studied and addressed. KSCo responded to the letter soon after it was received. The United States Environmental Protection Agency ("EPA") later performed a visual inspection of the property and indicated there will be some testing performed. HDOH has performed some testing at the site and it is not known whether such test results, if any, will require any further response activities. However, as KSCo was substantially without assets and has dissolved, the ability of KSCo to perform any requested actions is doubtful.

      On or about February 23, 2001, The Lihue Plantation Company, Limited, now known as LPC Corporation ("LPCo") received a similar letter from the HDOH assigning the LPCo site a high priority status based on HDOH's review of available environmental data. In the letter, HDOH identified four major areas of potential environmental concern relative to LPCo's former operations including the herbicide mixing plant, the seed dipping plant, the settling pond and the Lihue Sugar Mill. While setting forth specific concerns, the HDOH reserved the right to designate still further areas of potential concern which might require further investigation and possible remediation. HDOH further reserved the right to modify its prioritization of the site should conditions warrant. As noted above, the high priority assignment will likely result in a high degree of oversight by the HDOH as the issues raised are studied and addressed. LPCo is substantially without assets, and further pursuit of this matter by HDOH could have a material adverse effect on the financial condition of LPCo.

      The purchaser of the Kekaha and Lihue Plantation sugar mills properties in January 2005 assumed any obligations for environmental matters concerning the property it purchased. However, there can be no assurance that such purchaser will have sufficient assets to satisfy a claim should any substantial liabilities result.

      Pioneer Mill was engaged in a modest cleanup operation arising out of the discovery of petroleum contamination found at the Pioneer Mill site. The Pioneer Mill site was assigned a high priority by the HDOH and the HDOH has shown an interest in the environmental conditions relating to or arising out of the former operations of Pioneer Mill. EPA designated HDOH as the oversight agency for Pioneer Mill. Pioneer Mill received a report on the results of environmental testing conducted on the site by the EPA and HDOH. However, Pioneer Mill's cleanup efforts to date have satisfied HDOH and Pioneer Mill received a no further action letter during the fourth quarter of 2004. Further routine cleanup operations in connection with the demolition of the former sugar mill buildings on the site were conducted with respect to an underground storage tank discovered on the site. Such work has been completed as of the date of this report.

      As a result of an administrative order issued to Oahu Sugar by the HDOH, Order No. CH 98-001, dated January 27, 1998, Oahu Sugar was engaged in environmental site assessment of lands it leased from the U.S. Navy and located on the Waipio Peninsula. Oahu Sugar submitted a Remedial Investigation Report to the HDOH. The HDOH provided comments that indicated that additional testing may be required. Oahu Sugar responded to these comments with additional information. On January 9, 2004, EPA issued a request to Oahu Sugar seeking information related to the actual or threatened release of hazardous substances, pollutants and contaminants at the Waipio Peninsula portion of the Pearl Harbor Naval Complex National Priorities List Superfund Site. The request sought, among other things, information relating to the ability of Oahu Sugar to pay for or perform a clean up of the land formerly occupied by Oahu Sugar. Oahu Sugar was in the process of responding to the information requests and had notified both the Navy and the EPA that while it had some modest remaining cash that it could contribute to further investigation and remediation efforts in connection with an overall settlement of the outstanding claims, Oahu Sugar was substantially without assets and would be unable to make a significant contribution to such an effort. Attempts at negotiating such a settlement were fruitless and Oahu Sugar received an order from EPA in March 2005 that would purport to require certain testing and remediation of the site. As Oahu Sugar was substantially without assets, the pursuit of any action, informational, enforcement, or otherwise, would have had a material adverse effect on the financial condition of Oahu Sugar.

      Therefore, as a result of the pursuit of further action by the HDOH and EPA as described above and the immediate material adverse effect that the actions had on the financial condition of Oahu Sugar, Oahu Sugar filed with the United States Bankruptcy Court, Northern District of Illinois, Eastern Division its voluntary petition for liquidation under Chapter 7 of Title 11, United States Bankruptcy Code, 11 U.S.C. Subsection 101-1330 on April 19, 2005, Case No. 05-15100. Such filing is not expected to have a material adverse effect on the Company as Oahu Sugar was substantially without assets at the time of the filing and it is not believed that any other affiliates have any responsibility for the debts of Oahu Sugar. Nevertheless, the Company continues to expend cash and management time on this issue and cannot guarantee that the Company will not ultimately be made responsible for all or a portion of such clean-up, due to the facts set forth below.

      The deadline for filing proofs of claim with the bankruptcy court passed in April 2006. Prior to the deadline, Kaanapali Land, on behalf of itself and certain subsidiaries, filed claims that aggregated approximately $224,000, primarily relating to unpaid guarantee obligations made by Oahu Sugar that were assigned to Kaanapali Land pursuant to the Plan on the Plan Effective Date. In addition, the EPA and the U.S. Navy filed a joint proof of claim that seeks to recover certain environmental response costs relative to the Waipio Peninsula site discussed above. The proof of claim contained a demand for previously spent costs in the amount of approximately $260, and additional anticipated response costs of between approximately $2,760 and $11,450. No specific justification of these costs, or what they are purported to represent, was included in the EPA/Navy proof of claim. Due to the insignificant amount of assets remaining in the debtor's estate, it is unclear whether the United States Trustee who has taken control of Oahu Sugar will take any action to contest the EPA/Navy claim, or how it will reconcile such claim for the purpose of distributing any remaining assets of Oahu Sugar.

      EPA has sent three requests for information to Kaanapali Land regarding, among other things, Kaanapali Land's organization and relationship, if any, to entities that may have, historically, operated on the site and with respect to operations conducted on the site. Kaanapali Land responded to these requests for information. By letter dated
February 7, 2007, on the basis that Kaanapali Land is a successor to Oahu Sugar Company, Limited, a company that operated at the site prior to 1961 ("Old Oahu"), EPA advised Kaanapali that it believes it is authorized by CERCLA to amend the existing Unilateral Administrative Order against Oahu Sugar Company, LLC, for the clean up of the site to include Kaanapali Land as an additional respondent. The purported basis for the EPA's position is that Kaanapali Land, by virtue of certain corporate actions, is jointly and severally responsible for the performance of the response actions, including, without limitation, clean-up at the site. No such amendment has taken place as of the date hereof. Instead, the EPA's letter has invited Kaanapali Land to engage in settlement discussions with the EPA to attempt to resolve Kaanapali Land's alleged liability. Kaanapali is in the preliminary stages of evaluating the positions taken by the EPA. While Kaanapali Land believes that it has defenses to the EPA's position, Kaanapali Land has nevertheless begun such settlement discussions with EPA to determine if the matter can be resolved on reasonable terms. Even if Kaanapali Land were found to be the successor to Old Oahu, Kaanapali Land believes that its liabilities, if any, should relate solely to a portion of the period of operation of Old Oahu at the site. Moreover, Kaanapali Land believes that any settlement should involve substantial participation of the U.S. Navy, which has owned the site throughout the entire relevant period, both as landlord under its various leases with Oahu Sugar and Old Oahu and by operating the site directly during a period when no lease was in force. There can be no assurances that the matter can be resolved on terms acceptable to Kaanapali Land or that this matter will not ultimately have a material adverse effect on the Company.

      Federal tax return examinations have been completed for all years through 2002. Refunds aggregating approximately $4.7 million for years through 2000 have been received by Kaanapali Land for previous payments of taxes and interest. Pursuant to a settlement agreed to with the IRS in 2006, no liability for Federal taxes was determined for 2001 or 2002; however, in connection with the settlement of those years, the Company agreed to adjust certain tax attributes, including the tax basis of assets.

The effect in 2006 on the Company's consolidated balance sheet was to increase deferred tax liabilities by approximately $1.9 million. Income tax expense was also recorded for the year ended December 31, 2006 due to the finalization of the Company's 2005 tax return and a payment made in regard to the settlement of a prior year state tax matter of approximately $300 thousand. The statutes of limitations with respect to the Company's tax returns for 2003 and subsequent years remain open. The Company believes adequate provisions for income taxes have been recorded for all years, although there can be no assurance that such provisions will be adequate. To the extent that there is a shortfall, any such shortfall for which the Company could be liable could be material.

      On February 15, 2005, D/C Distribution Corporation ("D/C"), a subsidiary of Kaanapali Land, was served with a lawsuit entitled American & Foreign Insurance Company v. D/C Distribution and Amfac Corporation, Case No. 04433669 filed in the Superior Court of the State of California for the County of San Francisco, Central Justice Center. No other purported party has been served. In the eight-count complaint for declaratory relief, reimbursement and recoupment of unspecified amounts, costs and for such other relief as the court might grant, plaintiff alleges that it is an insurance company to whom D/C has tendered for defense and indemnity various personal injury lawsuits allegedly based on exposure to asbestos containing products. Plaintiff alleges that because none of the parties have been able to produce a copy of the policy or policies in question, a judicial determination of the material terms of the missing policy or policies is needed. Plaintiff seeks, among other things, a declaration:
of the material terms, rights, and obligations of the parties under the terms of the policy or policies; that the policies have been exhausted; that plaintiff is not obligated to reimburse D/C for its attorneys' fees in that the amounts of attorneys' fees incurred by D/C have been incurred unreasonably; that plaintiff is entitled to recoupment and reimbursement of some or all of the amounts it has paid for defense and/or indemnity; and that D/C has breached its obligation of cooperation with plaintiff. D/C has filed an answer and an amended cross-claim. D/C believes that it has meritorious defenses and positions, and intends to vigorously defend. In February 2006, in order to simplify its administration and facilitate an additional capital contribution by Kaanapali Land, D/C merged into a newly-formed Illinois limited liability company named D/C Distribution, LLC.

      Kaanapali Land, as successor by merger to other entities, and D/C have been named as defendants in personal injury actions allegedly based on exposure to asbestos. While there are only a few such cases that name Kaanapali Land, there are in excess of 60 cases against D/C that are pending on the U.S. mainland (primarily in California) and are allegedly based on D/C's prior business operations. Each entity defending these cases believes that it has meritorious defenses against these actions, but can give no assurances as to the ultimate outcome of these cases. In the case of D/C, there can be no certainty that it will be able to satisfy all of its liabilities for these cases or future judgments, if any. There can be no assurances that these cases (or any of them) if adjudicated in a manner adverse to D/C, will not have a material adverse effect on the financial condition of D/C. Kaanapali Land does not believe that it has liability, directly or indirectly, for D/C's obligations in those cases. Kaanapali Land does not presently believe that the cases in which it is named will result in any material liability to Kaanapali Land; however, there can be no assurance in the regard.

      On August 30, 2006, a third party complaint was filed against, KLC Land Company, LLC, Amfac/JMB Hawaii, LLC, and Amfac/JMB Hawaii, Inc., and Amfac Distribution Corporation in an action entitled The Queen Emma Foundation v. Lenox Resources, Inc. and Alan Hornstein, Civil No. CV05-00546 HG KSC. In the third party action, third party plaintiff seeks to recover a share of clean up costs for contamination allegedly discharged by one or more of the third party defendants at a former commercial site. Third party plaintiff seeks, among other things, an unspecified amount of money, attorneys' fees and costs. The matter has been resolved and dismissed without any monetary contribution by the subject third party defendants.

      The Company has received notice from the Hawaii Department of Land and Natural Resources ("DLNR") that it would inspect all significant dams and reservoirs in Hawaii, including those maintained by the Company on Maui in connection with its agricultural operations. Inspections were performed in April and October 2006. To date, the DLNR has cited certain maintenance deficiencies concerning two of the Company's reservoirs, consisting primarily of overgrowth of vegetation that make inspection difficult and could degrade the integrity of reservoir slopes and impact drainage. The DLNR has required the vegetation clean-up as well as the Company's plan for future maintenance, inspections and emergency response. Revised versions of the required plans were submitted to DLNR in December 2006. The Company has obtained bids for portions of the required remedial work and expects to commence same during the second quarter of 2007.

      On October 15, 2006, a significant earthquake occurred that was felt in most parts of the state. As a consequence of such earthquake, the DLNR, in conjunction with the U.S. Army Corps of Engineers has inspected each reservoir and identified certain minor damage. In addition, Company personnel have inspected various portions of its Maui water source and transmission assets to determine if any other damage of significance has occurred, but has so far found no material damage. While the damage to the smaller reservoir cited by the recent DLNR inspection will not require any immediate action, it is unclear at this time whether the DLNR will require any work on the larger reservoir even though the damage is located in a portion of the reservoir that is presently unused. There can be no assurance that the expense of doing such required work will not be material.

      Other than as described above, the Company is not involved in any material pending legal proceedings, other than ordinary routine litigation incidental to its business. The Company and/or certain of its affiliates have been named as defendants in several pending lawsuits. While it is impossible to predict the outcome of such routine litigation that is now pending (or threatened) and for which the potential liability is not covered by insurance, the Company is of the opinion that the ultimate liability from any of this litigation will not materially adversely affect the Company's consolidated results of operations or its financial condition.


ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

      Not applicable.

                                    PART II

ITEM 5.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
         COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

      As of December 31, 2006 there were approximately 696 holders of record of the Company's 161,100 outstanding Class A Shares and approximately 14 holders of record of the Company's 1,631,513 outstanding Class B Shares. The Company has no outstanding options, warrants to purchase or securities convertible into, common equity of the Company. There is no established public trading market for the Company's membership interests. The Company has elected to be treated as a corporation for federal and state income tax purposes. As a consequence, under current law, holders of membership interests in the Company will not receive annual K-1 reports or direct allocations of profits or losses relating to the financial results of the Company as they would for the typical limited liability company that elects to be treated as a partnership for tax purposes. In addition, any distributions that may be made by the Company will be treated as dividends. However, no dividends have been paid by the Company in 2006, 2005 and 2004 and the Company does not anticipate making any distributions for the foreseeable future.


ITEM 6.  SELECTED FINANCIAL DATA

                            KAANAPALI LAND, LLC (a)
       For the years ended December 31, 2006, 2005, 2004, 2003 and 2002
                (Dollars in Thousands Except Per Share Amounts)

                          2006      2005      2004       2003       2002
                        --------  --------  --------   --------   --------
Total revenues . . . .  $ 11,547    37,251    13,916     63,783     11,112
                        ========  ========  ========   ========   ========
Net income (loss)
 (c) . . . . . . . . .  $  1,612    21,042     4,887     70,636    140,784
                        ========  ========  ========   ========   ========

Income (loss) from
 continuing
 operations per
 share, basic
 and diluted . . . . .  $    .90     11.74      2.73       5.86      (b)
                        ========  ========  ========   ========   ========

Net income (loss)
 per share, basic
 and diluted . . . . .  $    .90     11.74      2.73      39.44      (b)
                        ========  ========  ========   ========   ========

Total assets . . . . .  $185,344   187,875   179,401    189,473    189,626
                        ========  ========  ========   ========   ========

      (a) The above selected financial data should be read in conjunc-tion with the financial statements and the related notes appearing elsewhere in this report. The amounts reflected are those business segments of the Company's predecessor that are continuing in nature.

      (b) The income per share from continuing operations for the period prior to the Plan Effective Date is $3,235 and the loss per share from continuing operations for the period after the Plan Effective Date is $5. The net income per share for the period prior to the Plan Effective Date is $37,389 and the net loss per share for the period after the Plan Effective Date is approximately $5.

      (c) In 2002, the Company recognized an extraordinary gain on reorganization of $136,618. In 2003, the Company recognized a gain on disposition of unconsolidated investment of $60,134.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      All references to "Notes" herein are to Notes to Consolidated Financial Statements contained in this report. Information is not presented on a reportable segment basis in this section because in the Company's judgment such discussion is not material to an understanding of the Company's business.

      In addition to historical information, this Report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations about its businesses and the markets in which the Company operates. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties or other factors which may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Actual operating results may be affected by various factors including, without limitation, changes in international, national and Hawaiian economic conditions, competitive market conditions, uncertainties and costs related to the imposition of conditions on receipt of governmental approvals and costs of material and labor, and actual versus projected timing of events all of which may cause such actual results to differ materially from what is expressed or forecast in this report.


LIQUIDITY AND CAPITAL RESOURCES

      A description of the reorganization of Kaanapali Land and its subsidiaries pursuant to the Plan and a description of certain elements of the Plan are set forth in Item 1 above.

      Unless wound up by the Company or merged, the Debtors continued to exist after the Plan Effective Date as separate legal entities. Except as otherwise provided in the Order or the Plan, the Debtors have been discharged from all claims and liabilities existing through the Plan Effective Date. As such, all persons and entities who had receivables, claims or contracts with the Debtors that first arose prior to the Petition Date and have not previously filed timely claims under the Plan or have not previously reserved their right to do so in the Reorganization Case are precluded from asserting any claims against the Debtors or their assets for any acts, omissions, liabilities, transactions or activities that occurred before the Plan Effective Date. On August 31, 2005, pursuant to a motion for entry of final decree, the bankruptcy cases were closed.

      On November 14, 2002, pursuant to the Plan, all of the KLC Debtors executed and delivered to Kaanapali Land a certain Secured Promissory Note in the principal amount of $70 million. Such note matures on October 31, 2011 and carries an interest rate of 3.04% compounded semi-annually. The note, which is prepayable, is secured by substantially all of the remaining real property owned by the KLC Debtors, pursuant to a certain Mortgage, Security Agreement and Financing Statement, dated as of November 14, 2002 and placed on record in December 2002. The note has been eliminated in the consolidated financial statements because the obligors are consolidated subsidiaries of Kaanapali Land.

      In addition to such Secured Promissory Note, certain Non-Debtor KLC Subsidiaries continue to be liable to Kaanapali Land under certain guarantees (the "Guarantees") that they had previously provided to support certain Senior Indebtedness (as defined in the Plan) and the Certificate of Land Appreciation Notes ("COLA Notes") formerly issued by Amfac/JMB Hawaii, Inc. (as predecessor to KLC Land). Although such Senior Indebtedness and COLA Notes were discharged under the Plan, the Guarantees of the Non-Debtor

KLC Subsidiaries were not. Thus, to the extent that the holders of the Senior Indebtedness and COLA Notes did not receive payment on the outstanding balance thereof from distributions made under the Plan, the remaining amounts due thereunder remain obligations of the Non-Debtor KLC Subsidiaries under the Guarantees. Under the Plan, the obligations of the Non-Debtor KLC Subsidiaries under such Guarantees were assigned by the holders of the Senior Indebtedness and COLA Notes to Kaanapali Land on the Plan Effective Date. Kaanapali Land has notified each of the Non-Debtor KLC Subsidiaries that are liable under such Guarantees that their respective guarantee obligations are due and owing and that Kaanapali Land reserves all of its rights and remedies in such regard. Given the financial condition of such Non-Debtor Subsidiaries, however, it is unlikely that Kaanapali Land will realize payments on such Guarantees that are more than a small percentage of the total amounts outstanding thereunder or that in the aggregate will generate any material proceeds to the Company. Nevertheless, Kaanapali Land has submitted a claim in the Chapter 7 bankruptcy proceeding of Oahu Sugar in order that it may recover substantially all of the assets remaining in the bankruptcy estate, if any, that become available for creditors of Oahu Sugar. Any amounts so received would not be material to the Company. These Guarantee obligations have been eliminated in the consolidated financial statements because the obligors are consolidated subsidiaries of Kaanapali Land, which is now the sole obligee thereunder.

      Those persons and entities that were not affiliated with Northbrook and were holders of COLAs (Certificate of Land Appreciation Notes) on the date that the Plan was confirmed by the Bankruptcy Court, and their successors in interest, represent approximately 9.0% of the ownership of the Company.

      At December 31, 2006, the Company had cash and cash equivalents of approximately $39.6 million which is available for, among other things, working capital requirements, including future operating expenses, and the Company's obligations for engineering, planning, regulatory and development costs including roadway construction, drainage and utilities, environmental remediation costs on existing and former properties, potential tax liabilities resulting from IRS audits, retiree medical insurance benefits for Pioneer Mill Company, and existing and possible future litigation.

      The primary business of Kaanapali Land is the investment in and development of the Company's assets on the Island of Maui. The various development plans will take many years at significant expense to fully implement. A significant portion of such anticipated expenses are currently subject to contractual commitments, however, significant additional costs may be incurred. Reference is made to Item 1 - Business,
Item 3 - Legal Proceedings and the footnotes to the financial statements. Proceeds from land sales are the Company's only source of significant cash proceeds and the Company's ability to meet its liquidity needs is dependent on the timing and amount of such proceeds.

      The Company ceased operations at the Waikele Golf Course effective March 1, 2006 for five months to allow for renovations of the golf course greens and facilities. The cost of renovations and the shut-down of operations did not have a material adverse effect on the overall financial condition of the Company. The golf course resumed operations September 1, 2006.

      The Company's mortgage note payable as of December 31, 2004 was a loan secured by the Waikele Golf Course. The owner of the golf course repaid the mortgage in full on March 1, 2005, with proceeds obtained through a new mortgage loan granted by a subsidiary of Kaanapali Land in the original principal amount of approximately $7.2 million and is secured by the Waikele Golf Course. The mortgage loan was amended March 31, 2006 upon which the accrued interest was added to principal and the Holder agreed to make future advances under the note in an amount not to exceed $3,000 for purposes of funding the golf course improvements. Interest on the principal balance accrues at an adjustable rate of prime plus 1%. The principal and accrued interest, which are prepayable, are due March 1, 2015. As of December 31, 2006 the note had an outstanding principal and accrued interest balance of $9.3 million. The note has been eliminated in the consolidated financial statements because the obligor and maker are consolidated subsidiaries of Kaanapali Land.

      The Company's continuing operations have in recent periods been primarily reliant upon the net proceeds of sales of developed and undeveloped land parcels.

      During the first quarter of 2006, the Company received final subdivision approval on an approximate 336 acre parcel in the region "mauka" (toward the mountains) from the main Kaanapali 2020 area. This project, called Kaanapali Coffee Farms, consists of 58 agricultural lots that are being offered to individual buyers. It is anticipated that the land improvements will be completed in 2007. In conjunction with the final approval, the Company was required to obtain two subdivision bonds in the amounts of approximately $18.6 million and $4.7 million and was required to secure those bonds with a cash deposit of $8.3 million into an interest bearing collateral account. Subsequently, one of the bonds was reduced from $18.6 million to $11.3 million and the collateral was reduced to $5.9 in early 2007. The funds will be withdrawn from the collateral account by the Company based upon stage of completion of the subdivision improvements and the release of the bonds. During July and early August 2006 the Company closed on the sale of three lots at Kaanapali Coffee Farms for aggregate net sales proceeds of $4.4 million. It also entered into a joint venture agreement with a local builder for the design, construction and sale of residential improvements on another lot. In January 2007, the Company closed on the sale of one lot for net sales proceeds of approximately $1.3 million.

      During April 2006 the Company became aware of an unsolicited tender offer for shares made jointly by Sutter Capital Management, LLC and MacKenzie Patterson Fuller, LP to purchase up to 8,000 Class A Shares (approximately 4.9%) of the outstanding Class A Shares in the Company for $1 per share. Pacific Trails, the manager of the Company, determined that the offer was inadequate and not in the best interests of the shareholders.

Accordingly, Pacific Trails recommended that the shareholders not accept the offer and not tender their Class A Shares pursuant to such offer.

      Although the Company does not currently believe that it has significant liquidity problems over the near term, should the Company be unable to satisfy its liquidity requirements from its existing resources and future property sales, it will likely pursue alternate financing arrangements. However it cannot be determined at this time what, if any, financing alternatives may be available and at what cost.

RESULTS OF OPERATIONS

      Reference is made to the footnotes to the financial statements for additional discussion of items addressing comparability between years.

      2006 COMPARED TO 2005

      Cash and cash equivalents decreased and property, net increased in the accompanying balance sheets due to the Kaanapali Coffee Farms development costs incurred during the year partially offset by the sales of three lots.

      Receivables, net decreased due to refunds received for previous payments of taxes and interest as a result of the recently concluded examination of the 2000 Federal tax return.

      Accounts payable and accrued expenses increased due to the accrual of development costs and retention holdback incurred for the Kaanapali Coffee Farms project.

      Other liabilities decreased primarily due to the net reduction of certain reserves of approximately $7.5 million related to contingencies which originated in prior years and were resolved in 2006, the offset of which is reflected in selling, general and administrative expenses. While certain reserve elements of other liabilities were adjusted in 2006 due to changing circumstances, the primary cause of the overall decrease in other liabilities was the completion of Federal tax return examinations for the years 1998 to 2002 which were settled by the Company at amounts which reduced significantly the need for reserves for potential income tax exposure.

      The decrease in sales and cost of sales is primarily due to the sale of the mill sites and associated lands on the Island of Kauai, the sale of Lot 3 and the purchase price adjustment on Lot 3 during 2005 offset by the sales of three lots during 2006.

      2005 COMPARED TO 2004

      Cash and cash equivalents increased and property, net decreased due to the sale of Lot 3 during 2005 offset by development costs incurred during the year and the deposit of cash into a collateral deposit account to secure two subdivision bonds.

      Receivables, net increased due to refunds due for previous payments of taxes and interest as a result of the recently concluded examination of the 2000 Federal tax return.

      Other assets increased primarily due to a cash deposit into an interest bearing collateral account to secure two subdivision bonds relating to the Kaanapali Coffee Farms project.

      The accumulated post-retirement benefit obligation decreased primarily due to the recognition of the effect of ending retiree medical and life insurance coverage as of December 31, 2005 for all remaining active employees.

      Other liabilities and selling, general and administrative expenses decreased primarily due to the reduction of certain reserves related to contingencies which originated in prior years and were resolved in 2005. The net reduction in reserves of approximately $8.6 million resulted in a credit to selling, general and administration expenses in 2005.

      Mortgage note payable and interest decreased due to the repayment of the Waikele Golf Course mortgage in full during the first quarter of 2005.

      The increase in sales and cost of sales is primarily due to the sale of the mill sites and associated lands on the Island of Kauai, and the sale of Lot 3 and the purchase price adjustment on Lot 3 during 2005.

      The decrease in the reduction of post-retirement benefit obligations was due to the effect of the expected termination of most of the post-retirement obligations at the end of 2004.

      The decrease in income tax expense is a result of utilization of deferred tax assets that had previously been subject to a valuation allowance.

INFLATION

      Due to the lack of significant fluctuations in the level of inflation in recent years, inflation generally has not had a material effect on real estate development.

      In the future, high rates of inflation may adversely affect real estate development generally because of their impact on interest rates. High interest rates not only increase the cost of borrowed funds to the Company, but can also have a significant effect on the affordability of permanent mortgage financing to prospective purchasers. However, high rates of inflation may permit the Company to increase the prices that it charges in connection with real property sales, subject to general economic conditions affecting the real estate industry and local market factors, and therefore may be advantageous where property investments are not highly leveraged with debt or where the cost of such debt has been previously fixed.

CRITICAL ACCOUNTING POLICIES

      The discussion and analysis of the Company's financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. These estimates are based on historical experience and on various other assumptions that management believes are reasonable under the circumstances; additionally management evaluates these results on an on-going basis. Management's estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Different estimates could be made under different assumptions or conditions, and in any event, actual results may differ from the estimates.

      The Company reviews its property for impairment of value. This includes considering certain indications of impairment such as significant changes in asset usage, significant deterioration in the surrounding economy or environmental problems. If such indications are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying value, the Company will adjust the carrying value down to its estimated fair value. Fair value is based on management's estimate of the property's fair value based on discounted projected cash flows.

      There are various judgments and uncertainties affecting the application of these and other accounting policies, including the liabilities related to asserted and unasserted claims and the utilization of net operating losses. Materially different amounts may be reported under different circumstances or if different assumptions were used.



ITEM 7A.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

      The Company's future earnings, cash flows and fair values relevant to financial instruments are dependent upon prevalent market rates. Market risk is the risk of loss from adverse changes in market prices and interest rates. The Company manages its market risk by matching projected cash inflows from operating properties, financing activities, and investing activities with projected cash outflows to fund capital expenditures and other cash requirements. Prior to the filing of the Reorganization Case, the Company's primary risk exposure had been to interest rate risk. The Company does not enter into financial instruments for trading purposes.

ITEM 8.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA


                              KAANAPALI LAND, LLC

                                     INDEX


Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets, December 31, 2006 and 2005

Consolidated Statements of Operations for the years ended
  December 31, 2006, 2005 and 2004

Consolidated Statements of Stockholders' Equity for the years ended December 31, 2006, 2005 and 2004

Consolidated Statements of Cash Flows for the years ended
  December 31, 2006, 2005 and 2004

Notes to Consolidated Financial Statements



Schedules not filed:

     All schedules have been omitted as the required information is inapplicable or the information is presented in the financial statements or related notes.

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



The Managing Member and Stockholders
Kaanapali Land, LLC


We have audited the accompanying consolidated balance sheets of Kaanapali Land, LLC as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Kaanapali Land, LLC at December 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.






                                        /s/ Ernst & Young LLP




Chicago, Illinois
March 23, 2007

                              KAANAPALI LAND, LLC

                          Consolidated Balance Sheets

                          December 31, 2006 and 2005
                   (Dollars in Thousands, except share data)


                                  A S S E T S
                                  -----------
                                                         2006       2005
                                                       --------   --------

Cash and cash equivalents. . . . . . . . . . . . . .   $ 39,624     51,677
Receivables, net . . . . . . . . . . . . . . . . . .        148      4,735
Property, net. . . . . . . . . . . . . . . . . . . .    105,189     92,322
Prepaid pension costs. . . . . . . . . . . . . . . .     29,150     27,473
Other assets . . . . . . . . . . . . . . . . . . . .     11,233     11,668
                                                       --------   --------
                                                       $185,344    187,875
                                                       ========   ========


                             L I A B I L I T I E S
                             ---------------------

Accounts payable and accrued expenses. . . . . . . .   $  4,488      1,351
Deferred income taxes. . . . . . . . . . . . . . . .     28,647     28,197
Accumulated post-retirement benefit obligation . . .      2,452      2,716
Other liabilities. . . . . . . . . . . . . . . . . .     29,085     36,551
                                                       --------   --------
        Total liabilities. . . . . . . . . . . . . .     64,672     68,815

Commitments and contingencies


                     S T O C K H O L D E R S'  E Q U I T Y
                     -------------------------------------

Common stock, at 12/31/06 and 12/31/05
  Class A and Class B Shares authorized
  - 4,500,000; shares issued 1,792,613 . . . . . . .      --         --
Additional paid-in capital . . . . . . . . . . . . .      5,357      5,357
Accumulated earnings . . . . . . . . . . . . . . . .    115,315    113,703
                                                       --------   --------

        Total stockholders' equity . . . . . . . . .    120,672    119,060
                                                       --------   --------

                                                       $185,344    187,875
                                                       ========   ========
















                  The accompanying notes are an integral part
                   of the consolidated financial statements.

                              KAANAPALI LAND, LLC

                     Consolidated Statements of Operations

                 Years ended December 31, 2006, 2005 and 2004
                (Dollars in Thousands Except Per Share Amounts)

                                              2006       2005       2004
                                            --------   --------   --------
Revenues:
  Sales. . . . . . . . . . . . . . . . . .  $  8,274     34,988     10,793
  Interest and other income. . . . . . . .     3,273      2,263      3,123
                                            --------   --------   --------
                                              11,547     37,251     13,916
                                            --------   --------   --------
Cost and expenses:
  Cost of sales. . . . . . . . . . . . . .     7,255     17,213      2,693
  Reduction of post-retirement
    benefit obligation . . . . . . . . . .     --          (206)    (8,860)
  Selling, general and administrative. . .       761     (5,083)     6,256
  Interest . . . . . . . . . . . . . . . .     --           168        743
  Depreciation and amortization. . . . . .     1,054      1,040      1,136
  Reduction to carrying value of
    investments. . . . . . . . . . . . . .     --         --         1,310
                                            --------   --------   --------
                                               9,070     13,132      3,278
                                            --------   --------   --------
Operating income (loss). . . . . . . . . .     2,477     24,119     10,638

  Income tax (expense) benefit . . . . . .      (865)    (3,077)    (5,751)
                                            --------   --------   --------

        Net income (loss). . . . . . . . .  $  1,612     21,042      4,887
                                            ========   ========   ========
Earnings per share:
  Net income (loss), basic and
    diluted. . . . . . . . . . . . . . . .  $    .90      11.74       2.73
                                            ========   ========   ========





























                 The accompanying notes are an integral part
                   of the consolidated financial statements.

                              KAANAPALI LAND, LLC

                Consolidated Statements of Stockholders' Equity

                 Years ended December 31, 2006, 2005 and 2004
                            (Dollars in Thousands)


                                                   Accumu-        Total
                                   Additional      lated          Stock-
                       Common       Paid-In        (Deficit)      holders'
                       Stock        Capital        Earnings       Equity
                      --------     ---------       --------      --------

Balance at
  December 31,
  2003 . . . . . .    $    --          5,357         87,774        93,131

Net income . . . .         --          --             4,887         4,887
                      --------      --------       --------      --------
Balance at
  December 31,
  2004 . . . . . .         --          5,357         92,661        98,018

Net income . . . .         --          --            21,042        21,042
                      --------      --------       --------      --------
Balance at
  December 31,
  2005 . . . . . .         --          5,357        113,703       119,060

Net income . . . .         --          --             1,612         1,612
                      --------      --------       --------      --------
Balance at
  December 31,
  2006 . . . . . .    $    --          5,357        115,315       120,672
                      ========      ========       ========      ========






























                  The accompanying notes are an integral part
                   of the consolidated financial statements.

                              KAANAPALI LAND, LLC

                     Consolidated Statements of Cash Flows

                 Years ended December 31, 2006, 2005 and 2004
                            (Dollars in Thousands)


                                              2006       2005       2004
                                            --------   --------   --------
Cash flows from operating activities:
  Net income (loss). . . . . . . . . . . .  $  1,612     21,042      4,887
  Adjustments to reconcile net income
   (loss) to net cash provided by
   (used in) operations:
    Property sales, disposals and
      retirements, net . . . . . . . . . .     2,666     13,825     (4,113)
    Depreciation and amortization. . . . .     1,054      1,040      1,136
    Reduction to carrying value of
      investments. . . . . . . . . . . . .     --         --           695
  Changes in operating assets and
   liabilities:
    Receivables, net . . . . . . . . . . .     4,587     (4,290)       332
    Prepaid pension costs. . . . . . . . .    (1,677)      (935)      (549)
    Accumulated post-retirement
      benefit obligation . . . . . . . . .      (264)      (551)   (10,476)
    Collateral deposit . . . . . . . . . .     --        (8,333)     --
    Accounts payable, accrued expenses
      and other. . . . . . . . . . . . . .    (3,894)    (8,613)    (9,117)
    Deferred income taxes. . . . . . . . .       450      3,077      5,751
                                            --------   --------   --------
Net cash provided by (used in)
  operating activities . . . . . . . . . .     4,534     16,262    (11,454)
                                            --------   --------   --------

Cash flows from investing activities:
  Property additions . . . . . . . . . . .   (16,587)    (3,151)    (2,053)
  Proceeds from notes receivable . . . . .     --         --        31,366
                                            --------   --------   --------
Net cash provided by (used in)
  investing activities . . . . . . . . . .   (16,587)    (3,151)    29,313
                                            --------   --------   --------

                              KAANAPALI LAND, LLC

                 Years ended December 31, 2006, 2005 and 2004
                            (Dollars in Thousands)


                                              2006       2005       2004
                                            --------   --------   --------
Cash flows from financing activities:
  Net repayments of debt . . . . . . . . .     --        (7,178)    (1,110)
                                            --------   --------   --------
        Cash used in
          financing activities . . . . . .     --        (7,178)    (1,110)
                                            --------   --------   --------
        Net increase (decrease) in
          cash and cash equivalents. . . .   (12,053)     5,933     16,749

        Cash and cash equivalents
          at beginning of year . . . . . .    51,677     45,744     28,995
                                            --------   --------   --------
        Cash and cash equivalents
          at end of year . . . . . . . . .  $ 39,624     51,677     45,744
                                            ========   ========   ========

Supplemental disclosure of cash flow
 information:
  Cash paid for interest . . . . . . . . .  $  --           168        743
                                            ========   ========   ========

  Cash received (paid) for
    income taxes . . . . . . . . . . . . .  $  4,397      --        (4,100)
                                            ========   ========   ========

































                  The accompanying notes are an integral part
                   of the consolidated financial statements.

                              KAANAPALI LAND, LLC

                  Notes to Consolidated Financial Statements

                            (Dollars in Thousands)


(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      ORGANIZATION AND BASIS OF ACCOUNTING

      Kaanapali Land, LLC ("Kaanapali Land"), a Delaware limited liability company is the reorganized entity resulting from the Joint Plan of Reorganization of Amfac Hawaii, LLC (now known as KLC Land Company, LLC ("KLC Land")), certain of its subsidiaries (together with KLC Land, the "KLC Debtors") and FHT Corporation ("FHTC" and, together with the KLC Debtors, the "Debtors") under Chapter 11 of the Bankruptcy Code, dated
June 11, 2002 (as amended, the "Plan"). The Plan was filed jointly by all Debtors to consolidate each case for joint administration in the Bankruptcy Court in order to (a) permit the petitioners to present a joint reorganization plan that recognized, among other things, the common indebtedness of the debtors (i.e. the Certificate of Land Appreciation Notes ("COLAs") and Senior Indebtedness) and (b) facilitate the overall administration of the bankruptcy proceedings. As indicated in the Plan, Kaanapali Land has elected to be taxable as a corporation. The Debtors had filed their petition for reorganization under Chapter 11 on February 27, 2002 (the "Petition Date") in the United States Bankruptcy Court for the Northern District of Illinois, Eastern Division (the "Bankruptcy Court") which petitions were consolidated into a single joint proceeding by the Bankruptcy Court (the "Reorganization Case").

      The principal goal of the Plan was to address the Debtors' debt burdens so that the Debtors could emerge from Chapter 11 with a viable capital structure and with the resources necessary to operate their land development business. The Plan achieved this goal by converting certain indebtedness and other liabilities of the Debtors into new equity of Kaanapali Land (to the extent such creditors did not elect an available cash distribution option). Another goal of the Plan was to secure additional liquidity for the Debtors to help fund future operations. The Plan achieved this goal through the Merger of Northbrook Corporation ("Northbrook") into FHTC and the subsequent merger of FHTC into Kaanapali Land, which made the assets and liquidity of Northbrook available to the Debtors to help fund their land development business.

      The Plan was confirmed by the Bankruptcy Court by orders dated
July 29, 2002 and October 30, 2002 (collectively, the "Order") and became effective November 13, 2002 (the "Plan Effective Date"). After the Plan Effective Date, Kaanapali Land continued to implement the restructuring transactions that were contemplated to be effected under the Plan, including, among other things, the resolution of all outstanding claims and distributions on all claims that were allowed under the Plan. On
August 31, 2005, pursuant to a motion for entry of final decree, the bankruptcy cases were closed.

      In accordance with the Plan, a maximum of 1,863,000 shares of Kaanapali Land were issuable. At December 31, 2006, approximately 1,793,000 shares were issued and outstanding and Kaanapali Land believes that no further shares will be issued under the Plan.

      Kaanapali Land's membership interests are denominated as "shares" and are divided into two classes: the Class A Shares, which are publicly held and "Class B Shares" which are generally held by affiliates of Kaanapali Land.

      The accompanying consolidated financial statements include the accounts of Kaanapali Land and all of its subsidiaries and its predecessor (collectively, the "Company"), which include KLC Land and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

      The Company's continuing operations are in three business segments - Agriculture, Property and Golf. The Agriculture segment grows seed corn and soybeans under contract and leases or provides harvesting rights to a third party on certain lands currently cultivated in or used for the processing of coffee, while maintaining additional coffee acreage for possible future use. The Property segment primarily develops land for sale and negotiates bulk sales of undeveloped land. The Golf segment is responsible for the management and operation of the Waikele Golf Course. The Property, Agriculture and Golf segments operate exclusively in the State of Hawaii. For further information on the Company's business segments see Note 8.

      STATEMENT OF CASH FLOWS

      The Company considers as cash equivalents all investments with maturities of three months or less when purchased.

      RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

      In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 ("FIN 48"), to create a single model to address accounting for uncertainty in tax positions. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact of this Interpretation on results of operations and financial position.

      In September 2006, the FASB issued SFAS No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans -- an amendment of FASB Statements No. 87, 88, 106, and 132(R). This statement requires an employer to recognize the over funded or under funded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. SFAS No. 158 is effective for fiscal years that ended after December 15, 2006. The Company does not believe the adoption of this statement will have a significant impact on the financial position of the Company.

      On September 15, 2006, the FASB issued SFAS No. 157 ("SFAS No. 157"), "Fair Value Measurements," which defines fair value, establishes guidelines for measuring fair value, and expands disclosures regarding fair value measurements. SFAS No. 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of this standard on results of operations and financial position.

      RECEIVABLES

      The allowance for doubtful receivables was $100 and $53 at December 31, 2006 and 2005, respectively.

      LAND DEVELOPMENT

      During the first quarter of 2006, the Company received final subdivision approval on an approximate 336 acre parcel in the region "mauka" (toward the mountains) from the main Kaanapali 2020 area. This project, called Kaanapali Coffee Farms, consists of 58 agricultural lots that are being offered to individual buyers. It is anticipated that the land improvements will be completed in 2007. In conjunction with the final approval, the Company was required to obtain two subdivision bonds in the amounts of approximately $18,600 and $4,700 and was required to secure those bonds with a cash deposit of $8,300 into an interest bearing collateral account which is reported as Other Assets in the consolidated balance sheet. Subsequently, one of the bonds was reduced from $18,600 to $11,300 and the collateral was reduced to $5,900 in early 2007. The funds will be withdrawn from the collateral account by the Company upon stage of completion of the subdivision improvements and release of the bonds.
During July and early August 2006 the Company closed on the sale of three lots at Kaanapali Coffee Farms for aggregate net sales proceeds of $4,426. It also entered into a joint venture agreement with a local builder for the design, construction and sale of residential improvements on another lot. In January 2007, the Company closed on the sale of one lot for net sales proceeds of approximately $1,300.

      Project costs associated with the development and construction of real estate projects are capitalized and classified as Property. Such capitalized costs are not in excess of the projects' estimated fair value as reviewed periodically or as considered necessary. In addition, interest, insurance and property tax are capitalized to qualifying assets during the period that such assets are undergoing activities necessary to prepare them for their intended use.

      For development projects, capitalized costs are allocated using the direct method for expenditures that are specifically associated with the lot being sold and the relative-sales-value method for expenditures that benefit the entire project.

      RECOGNITION OF PROFIT FROM REAL PROPERTY SALES

      For real property sales, profit is recognized in full when the collectibility of the sales price is reasonably assured and the earnings process is virtually complete. When the sale does not meet the requirements for full profit recognition, all or a portion of the profit is deferred until such requirements are met.

      PROPERTY

      Property is stated at cost. Depreciation is based on the straight-line method over the estimated economic lives of 15-40 years for the Company's depreciable land improvements, 3-18 years for machinery and equipment, or the lease term if less. At December 31, 2006, the Company held approximately $1,900 of non-depreciable land improvements and approximately $4,100 of depreciable land improvements, relating principally to the Waikele Golf Course, which are being depreciated over their estimated 15-year useful life. Maintenance and repairs are charged to operations as incurred. Significant betterments and improvements are capitalized and depreciated over their estimated useful lives.

      In 2004, the Company recognized an impairment loss of $1,310. The 2004 impairment loss was primarily to reduce the carrying value of certain land parcels and leasehold improvements. The land parcels were not considered to be part of future development plans as such land parcels are not part of the Company's Kaanapali 2020 development plan.

      Provisions for impairment losses related to long-lived assets, if any, are recognized when expected future cash flows are less than the carrying values of the assets. If indicators of impairment are present, the Company evaluates the carrying value of the related long-lived assets in relationship to the future undiscounted cash flows of the underlying operations or anticipated sales proceeds. The Company adjusts the net book value of property to fair value if the sum of the expected future cash flow or sales proceeds is less than book value. Assets held for sale are recorded at the lower of the carrying value of the asset or fair value less costs to sell.

                                                     2006          2005
                                                   --------      --------
  Property, net:
    Land . . . . . . . . . . . . . . . . . .       $ 87,578        74,412
    Land improvements. . . . . . . . . . . .          1,886         1,886
    Buildings. . . . . . . . . . . . . . . .         19,452        18,490
    Machinery and equipment. . . . . . . . .          3,815         4,022
                                                   --------      --------
                                                    112,731        98,810
    Accumulated depreciation . . . . . . . .         (7,542)       (6,488)
                                                   --------      --------
    Property, net. . . . . . . . . . . . . .       $105,189        92,322
                                                   ========      ========

      Land held for sale of approximately $19,000, representing primarily Kaanapali Coffee Farms, was included in Property in the consolidated balance sheets at December 31, 2006 and was carried at the lower of cost or fair value less cost to sell. No land is currently in use except for the land associated with the Waikele Golf Course (carrying value of approximately $8,000 at December 31, 2006), certain Kaanapali 2020 land that has been set aside for the Company's seed corn and soybean operations and certain acreage of coffee trees that have been leased to a third party plus additional coffee acreage being maintained to support the Company's land development program.

      The Company's principal property holdings are on the island of Maui (including approximately 4,000 acres known as Kaanapali 2020, of which approximately 1,500 acres is classified as conservation land which precludes development) and have a carrying value of approximately $78,000. In addition, the Company's property holdings on the island of Oahu have a carrying value of approximately $27,000. The Company has determined, based on its current projections for the development and/or disposition of its property holdings, that the property holdings are not currently recorded in an amount in excess of proceeds that the Company expects that it will ultimately obtain from the disposition thereof.

      The Company ceased operations at the golf course effective March 1, 2006 for five months to allow for renovations of the golf course greens and facilities. The golf course resumed operations as of September 1, 2006. The assets and operations of the Waikele Golf Course represent all of the golf segment for purposes of business segment information. The cost of the renovations and the shut-down of the course did not have a material adverse effect on the overall financial condition of the Company.

      LAND SALES AND MORTGAGES RECEIVABLE

      On January 20, 2005, the Company sold its mill sites and associated lands on the Island of Kauai for approximately $1,300 before closing costs and prorations.

      On June 21, 2005, the Company closed the sale of Lot 3 for a base purchase price of $22,500, pursuant to an option that the purchaser of Lot 4 (a parcel which is contiguous to Lot 3 and sold by the Company in 2003) held on the property. The purchase price was paid in cash (before closing costs and prorations) at closing. Pursuant to a purchase price adjustment agreement entered into at closing as required in the option agreement, the purchase price was subject to potential increase under certain circumstances.

      The purchaser's performance of its obligations under the purchase price adjustment agreement was secured by a mortgage in favor of Lot 3 and covering the property, which was filed at closing. On September 12, 2005, the Company received $6,000 from the purchaser of Lot 4 in connection with its subsequent sale of Lot 3 pursuant to the purchase price adjustment agreement negotiated by the parties in settlement of certain defaults claimed by the Company relative to the Lot 3 option agreement.

      During March 2004, the Company received approximately $14,000 as full payment on a $14,000 promissory note received in the sale of Lot 2 during 2003. The Company recorded the sale of Lot 2 under the cost recovery method of accounting. The full note was recorded, offset by the entire deferred gain of approximately $5,308 at December 31, 2003. The deferred gain was recognized during 2004 based upon the anticipated number of units approved for construction on the site.

      During December 2004, the Company received $17,000 as full payment on a $17,000 promissory note received in the sale of Lot 4 during 2003.

      OTHER LIABILITIES

      Other liabilities are primarily comprised of reserves for losses, commitments and contingencies related to various divested assets or operations. These reserves include the estimated effects of existing and potential asbestos related claims, certain lease and other real estate related guarantees and obligations, obligations related to former officers and employees such as pension, post-retirement benefits and workmen's compensation, investigation and potential remedial efforts in connection with environmental matters in the state of Hawaii, and reserves for potential income tax exposure generally associated with real estate operations. Management's estimates are based, as applicable, on taking into consideration claim amounts filed by third parties, life expectancy of beneficiaries, advice of consultants, negotiations with claimants, historical settlement experience, the number of new cases expected to be filed and the likelihood of liability in specific situations. Management periodically reviews the adequacy of each of its reserve amounts and adjusts such as it determines appropriate to reflect current information. Reference is made to Note 7, Commitments and Contingencies.

      At December 31, 2006 other liabilities decreased primarily due to the net reduction of certain reserves of approximately $7,500 related to contingencies which originated in prior years and were resolved in 2006, the offset of which is reflected in selling, general and administrative expenses. While certain reserve elements of other liabilities were adjusted in 2006 due to changing circumstances, the primary cause of the overall decrease in other liabilities was the completion of Federal tax return examinations for the years 1998 to 2002 which were settled by the Company at amounts which reduced significantly the need for reserves for potential income tax exposure.

      At December 31, 2005 other liabilities decreased primarily due to the net reduction of certain reserves related to contingencies which originated in prior years and were resolved in 2005, the offset of which is reflected in selling, general and administrative expenses. The net reduction in reserves of approximately $8,600 resulted in a credit to selling, general and administration expenses in 2005.

      USE OF ESTIMATES

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

      INCOME TAXES

      Income taxes are accounted for under the asset and liability approach which requires recognition of deferred tax assets and liabilities for the differences between the financial reporting and tax basis of assets and liabilities. A valuation allowance reduces deferred tax assets when it is more likely than not some portion or all of the deferred tax assets will not be realized.


(2)  MORTGAGE NOTE PAYABLE

      The Waikele Golf Course mortgage note payable, secured by the Waikele Golf Course, had an outstanding principal balance of $7,178 at December 31, 2004. The loan had certain cash flow and other financial covenants.

      Effective June 1, 2004, the debt was modified pursuant to a loan modification agreement with the lender. In accordance with the agreement, a $1,000 principal payment was made to the lender to reduce the outstanding principal balance of the note, the interest rate was modified to LIBOR plus 4.25% with no LIBOR floor (6.43% at December 31, 2004), and the debt was extended to mature on December 1, 2011. The loan continued to have certain cash flow and other financial covenants. Waikele Golf Course, LLC repaid the mortgage in full on March 1, 2005, with proceeds obtained through a new mortgage loan granted by a subsidiary of Kaanapali Land in the original principal amount of $7,178. The mortgage loan was amended March 31, 2006 upon which the accrued interest was added to principal and the Holder agreed to make future advances under the note in an amount not to exceed $3,000 for purposes of funding the golf course improvements. Interest on the principal balance accrues at an adjustable rate of prime plus 1%. The principal and accrued interest, which are prepayable, are due March 1, 2015. As of December 31, 2006 the note had an outstanding principal and accrued interest balance of approximately $9,300. The note has been eliminated in the consolidated financial statements because the obligor and maker are consolidated subsidiaries of Kaanapali Land.


(3)  RENTAL ARRANGEMENTS

      The Company has rented, as lessee, various land, facilities and equipment under operating leases. Most land leases provided for renewal options and minimum rentals plus contingent payments based on revenues or profits. The Company has formerly been involved in various sandwich leases for land.

      The Company leased various office spaces with average annual rental of approximately $150 per year. Leases that expired at various times in 2006 were not renewed beyond the end of 2006. Although the Company was a party to certain other leasing arrangements, none of them were material.

(4)  EMPLOYEE BENEFIT PLANS

      (a)   PENSION PLANS

      As of December 31, 2006, the Company participates in a defined benefit pension plan that covers substantially all its eligible employees. The Plan is sponsored and maintained by Kaanapali Land in conjunction with other plans providing benefits to employees of Kaanapali Land and its affiliates. The Pension Plan for Bargaining Unit Employees of Amfac Plantations (the "Pension Plan") provides benefits based primarily on length of service and career-average compensation levels. Accordingly, there is no difference between the accumulated benefit obligation and the projected benefit obligation. Kaanapali Land's policy is to fund pension costs in accordance with the minimum funding requirements under provisions of the Employee Retirement Income Security Act ("ERISA"). Under such guidelines, amounts funded may be more or less than the pension expense or credit recognized for financial reporting purposes.

      The following tables summarize the components of the funded status of the Company's defined benefit pension plan at December 31, 2006 and 2005, the net pension credit for 2006, 2005 and 2004, and major assumptions used to determine these amounts.

                                                         2006       2005
                                                        -------    -------

  Benefit obligation at beginning of year. . . . . . .  $46,066     44,992
  Service cost . . . . . . . . . . . . . . . . . . . .       16         28
  Interest cost. . . . . . . . . . . . . . . . . . . .    2,494      2,573
  Actuarial loss . . . . . . . . . . . . . . . . . . .    3,202      3,007
  Benefits paid. . . . . . . . . . . . . . . . . . . .   (4,289)    (4,534)
                                                        -------    -------
  Benefit obligation at end of year. . . . . . . . . .   47,489     46,066
                                                        -------    -------

  Fair value of plan assets at beginning of year . . .   72,495     71,956
  Actual return on plan assets . . . . . . . . . . . .    9,520      5,073
  Benefits paid. . . . . . . . . . . . . . . . . . . .   (4,289)    (4,534)
                                                        -------    -------
  Fair value of plan assets at end of year . . . . . .   77,726     72,495
                                                        -------    -------

  Funded status. . . . . . . . . . . . . . . . . . . .   30,237     26,429
  Unrecognized net actuarial (gain) loss . . . . . . .   (1,095)     1,035
  Unrecognized prior service cost. . . . . . . . . . .        8          9
                                                        -------    -------
  Prepaid pension cost . . . . . . . . . . . . . . . .  $29,150     27,473
                                                        =======    =======

      Unrecognized net gains or losses are amortized over a ten year period. At December 31, 2006, approximately 51% of the plan's assets are invested in equity securities, 19% in fixed income funds and 30% in alternative strategies.

      The components of the net periodic pension credit for the years ended December 31, 2006, 2005 and 2004 (which are reflected as selling, general and administrative in the consolidated statements of operations) are as follows:
                                               2006       2005       2004
                                              -------   -------    -------
  Service cost . . . . . . . . . . . . . .    $    16        28         62
  Interest cost. . . . . . . . . . . . . .      2,494     2,573      2,695
  Expected return on plan assets . . . . .     (4,698)   (4,367)    (4,266)
  Recognized net actuarial gain loss . . .        510       922        867
  Amortization of prior service cost . . .          1         1          1
                                              -------   -------    -------
  Net periodic pension credit. . . . . . .    $(1,677)     (843)      (641)
                                              =======   =======    =======

      The principal assumptions used to determine the net periodic pension benefit (credit) and the actuarial value of the accumulated benefit obligation were as follows:

  As of January 1,                             2006       2005       2004
  ----------------                            -------   -------    -------

  Discount rate. . . . . . . . . . . . . .      5.65%      5.9%      6.25%
                                              =======   =======    =======

  Rates of compensation increase . . . . .         3%        3%         3%

  Expected long-term rate of return
    on assets. . . . . . . . . . . . . . .       7.0%      7.0%       7.0%
                                              =======   =======    =======

  As of December 31,                           2006       2005       2004
  ------------------                          -------   -------    -------

  Discount rate. . . . . . . . . . . . . .      5.65%      5.9%       5.9%
                                              =======   =======    =======

  Rates of compensation increase . . . . .         3%        3%         3%
                                              =======   =======    =======

  Expected long-term rate of return
    on assets. . . . . . . . . . . . . . .       7.0%      7.0%       7.0%
                                              =======   =======    =======

      The above long-term rates of return were selected based on historical asset returns and expectations of future returns.

      The measurement date is December 31, the last day of the corporate fiscal year. The accumulated benefit obligation at December 31, 2006 and 2005 equals approximately $47,000 and $46,000, respectively.

      A comparison of the market value of the Pension Plan's net assets with the present value of the benefit obligations indicates the Company's ability at a point in time to pay future benefits. The fair value of the Pension Plan's assets available for benefits will fluctuate and certain future obligations of the Pension Plan may be subject to bargaining unit agreements.

      There was no contribution required in 2006 to the pension plan. Furthermore, due to ERISA full funding limits, no contribution, whether required or discretionary, could be made and deducted on the corporation's tax return for the current fiscal year.

      The Company's target asset allocations reflect the Company's investment strategy of maximizing the rate of return on plan assets and the resulting funded status, within an appropriate level of risk. Plan assets are reviewed and, if necessary, rebalanced in accordance with target allocation levels once every three months.

      (b)   RETIREE HEALTH AND LIFE INSURANCE BENEFITS

      In addition to providing pension benefits, a subsidiary of KLC Land currently provides certain healthcare and life insurance benefits to certain eligible retired employees. The postretirement healthcare plan is contributory and contains cost-sharing features such as deductibles and copayments. The postretirement life insurance plan is non-contributory.

      Certain consolidated entities continued funding their post-retirement health care obligations until the end of 2004, which was a date on or after the date when its required cost maintenance period as defined under Internal Revenue Code Section 420 expired. Retiree medical benefits for these entities terminated at the end of 2004. Most post-retirement life insurance benefits were terminated effective at the end of 2003. Kaanapali Land has not assumed any obligation to fund the cost of any ongoing benefits on behalf of any of its affiliates.

      For measuring the expected postretirement benefit obligation, a 10% annual rate of increase in the per capita claims cost was assumed through 2006. The healthcare cost trend rate assumption currently has a minimal effect on the amount of the obligation and periodic cost reported. An increase (decrease) in the assumed healthcare trend rate by 1% in 2006 would increase (decrease) the medical plans' accumulated postretirement benefit obligation as of December 31, 2006 by $2 and $(2), respectively, and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year then ended by $1 and $(1), respectively.

      Net periodic postretirement benefit cost/(income) for 2006, 2005 and 2004 includes the following components:

                                            2006        2005       2004
                                            Total       Total      Total
                                           -------     -------    -------

Service cost . . . . . . . . . . . . .     $  --            19         12
Interest cost. . . . . . . . . . . . .         130         167        284
Amortization of net gain . . . . . . .         (61)        (53)    (8,208)
Recognized settlement gain . . . . . .        --          (339)      (948)
                                           -------     -------    -------
Net periodic postretirement
  benefit cost/(income). . . . . . . .     $    69        (206)    (8,860)
                                           =======     =======    =======

      The following table sets forth the plans' change in benefit obligation and benefit cost as of December 31, 2006 and 2005 as follows:

                                             December 31,    December 31,
                                                 2006            2005
                                             ------------    ------------

Benefit obligation at beginning of year. .        $ 2,473           3,003
Service cost . . . . . . . . . . . . . . .          --                 19
Interest cost. . . . . . . . . . . . . . .            130             167
Actuarial losses (gain). . . . . . . . . .             97             (32)
Employer contribution. . . . . . . . . . .           (333)           (345)
Settlement . . . . . . . . . . . . . . . .          --               (339)
                                                  -------         -------
Benefit obligation at end of year. . . . .          2,367           2,473
Unrecognized net actuarial gain. . . . . .             85             243
                                                  -------         -------
Accumulated postretirement benefit cost. .        $ 2,452           2,716
                                                  =======         =======

      The subsidiary's expected contributions for 2007 through 2011 are approximately $300 for each year of the five year period.

      The subsidiary continuing to provide benefits currently amortizes unrecognized gains over the shorter of ten years or the average life expectancy of the inactive participants since almost all of the Plans' participants are inactive. The portion of the unrecognized net actuarial gain represented by the decrease in the Maintenance of Effort obligation was being amortized over four years, commencing in 2001.

      The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 5.65% as of December 31, 2006 and 5.65% as of December 31, 2005.

      The calculation of the accumulated postretirement benefit cost or the net periodic postretirement benefit cost does not reflect the effects of the Medicare Prescription Drug Improvement and Modernization Act of 2003 (the "Act").

      The Company maintains a nonqualified deferred compensation arrangement (the "Rabbi Trust") which provides certain former directors of Amfac and their spouses with pension benefits. The Rabbi Trust invests in marketable securities and cash equivalents. The deferred compensation liability represented in the Rabbi Trust and assets funding such deferred compensation liability are consolidated in the Company's balance sheet.


(5)   INCOME TAXES

      Income tax expense attributable to income from continuing operations for the years ended December 31, 2006, 2005 and 2004 consists of:

                                        Current      Deferred     Total
                                        --------     --------    --------
     Year ended December 31, 2006:
       U.S. federal. . . . . . . . .    $  --             484         484
       State . . . . . . . . . . . .         327           54         381
                                        --------     --------    --------
                                        $    327          538         865
                                        ========     ========    ========
     Year ended December 31, 2005:
       U.S. federal. . . . . . . . .    $  --           2,762       2,762
       State . . . . . . . . . . . .       --             315         315
                                        --------     --------    --------
                                        $  --           3,077       3,077
                                        ========     ========    ========
     Year ended December 31, 2004:
       U.S. federal. . . . . . . . .    $  --           5,161       5,161
       State . . . . . . . . . . . .       --             590         590
                                        --------     --------    --------
                                        $  --           5,751       5,751
                                        ========     ========    ========

      Income tax expense attributable to income from continuing operations differs from the amounts computed by applying the U.S. federal income tax rate of 35 percent to pretax income from operations as a result of the following:
                                          2006         2005        2004
                                        --------     --------    --------
Computed "expected" tax provision. .    $    867        8,442       3,723
Increase (reduction) in income
 taxes resulting from:
  Increase (reduction) in
    valuation allowance. . . . . . .         834       (4,893)      2,365
  Other, net . . . . . . . . . . . .        (836)        (472)       (337)
                                        --------     --------    --------
      Total. . . . . . . . . . . . .    $    865        3,077       5,751
                                        ========     ========    ========

      Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The deferred tax effects of temporary differences at December 31, 2006 and 2005 are as follows:
                                                       2006        2005
                                                     --------    --------
    Deferred tax assets:
      Post retirement benefits . . . . . . . . .     $   (956)     (1,059)
      Reserves related primarily to losses
        on divestitures. . . . . . . . . . . . .       (8,492)     (6,433)
      Loss carryforwards . . . . . . . . . . . .       (3,421)     (1,322)
      Tax credit carryforwards . . . . . . . . .       (2,816)     (4,081)
      Other, net . . . . . . . . . . . . . . . .       (1,081)     (1,048)
                                                     --------    --------
        Total deferred tax assets. . . . . . . .      (16,767)    (13,943)
        Less - valuation allowance . . . . . . .        6,237       5,403
                                                     --------    --------
        Net deferred tax assets. . . . . . . . .      (10,531)     (8,540)
                                                     --------    --------
    Deferred tax liabilities:
      Property, plant and equipment,
        principally due to purchase
        accounting adjustments,
        net of impairment charges. . . . . . . .       27,086      25,339
      Prepaid pension and core retirement
        award costs. . . . . . . . . . . . . . .       12,091      11,398
                                                     --------    --------
          Total deferred tax liabilities . . . .       39,177      36,737
                                                     --------    --------
          Net deferred tax liability . . . . . .     $ 28,647      28,197
                                                     ========    ========

      The Company at December 31, 2006 has net operating loss carryforwards ("NOLs") of approximately $41,000 for state income tax purposes which can be used to offset taxable income, if any, in future years. Federal NOLs of approximately $5,100 originated in 2006 and the state NOLs begin to expire in 2010.

      Federal tax return examinations have been completed for all years through 2002. Refunds aggregating approximately $4,700 for years through 2000 have been received by Kaanapali Land for previous payments of taxes and interest. Pursuant to a settlement agreed to with the IRS in 2006, no liability for Federal taxes was determined for 2001 or 2002; however, in connection with the settlement of those years, the Company agreed to adjust certain tax attributes, including the tax basis of assets. The effect in 2006 on the Company's consolidated balance sheet was to increase deferred tax liabilities by approximately $1,900. Other liabilities were reduced in the fourth quarter of 2006 due to the completion of Federal tax return examinations for the years 1998 to 2002 which were settled by the Company at amounts which reduced significantly the need for reserves for potential income tax exposure. Income tax expense was also recorded for the year ended December 31, 2006 due to the finalization of the Company's 2005 tax return and a payment made in regard to the settlement of a prior year state tax matter of approximately $300. The statutes of limitations with respect to the Company's taxes for 2003 and subsequent years remain open. The Company believes adequate provisions for income tax have been recorded for all years, although there can be no assurance that such provisions will be adequate. To the extent that there is a shortfall, any such shortfall for which the Company could be liable could be material.

(6)   TRANSACTIONS WITH AFFILIATES

      An affiliated insurance agency, JMB Insurance Agency, Inc., earns insurance brokerage commissions in connection with providing the placement of insurance coverage for certain of the properties and operations of the Company. Such commissions are believed by management to be comparable to those that would be paid to such affiliate insurance agency in similar dealings with unaffiliated third parties. The total of such commissions for the years ended December 31, 2006, 2005 and 2004 was approximately $74, $13 and $8, respectively, all of which was paid as of December 31, 2006.

      The Company pays a non-accountable reimbursement of $30 per month to JMB Realty Corporation in respect of general overhead expense, all of which was paid as of December 31, 2006.

      The Company reimburses their affiliates for direct expenses incurred on its behalf, including salaries and salary-related expenses incurred in connection with the management of the Company's operations. Generally, the entity that employs the person providing the services receives the reimbursement. Substantially all of such reimbursable amounts were incurred by JMB Realty Corporation or its affiliates, Management Services, LLC, and JMB Financial Advisors, LLC, during 2006. The total costs for the years ended 2006, 2005 and 2004 were approximately $2,675, $2,400 and $1,800, respectively, of which approximately $856 was unpaid as of December 31, 2006.


(7)   COMMITMENTS AND CONTINGENCIES

      As security for performance of certain development obligations, the Company is contingently liable under two subdivision bonds for approximately $23,300.

      Material legal proceedings of the Company are described below.
Unless otherwise noted, the parties adverse to the Company in the legal proceedings described below have not made a claim for damages in a liquidated amount and/or the Company believes that it would be speculative to attempt to determine the Company's exposure relative thereto, and as a consequence believes that an estimate of the range of potential loss cannot be made. In proceedings filed prior to the Petition Date where a Debtor is a defendant, such proceedings were stayed as against such Debtor by the filing of the Reorganization Case. However, any judgments rendered therein were subject to the distribution provisions of the Plan, which resulted in the entitlement of such claims to proceeds that were substantially less than the face amount of such judgments. Those proceedings could continue since the Plan Effective Date had occurred so long as the plaintiffs therein filed timely claims under the Plan. However, any judgments rendered therein were subject to the distribution provisions of the Plan, which resulted in the entitlement of such claims to proceeds that were substantially less than the face amount of such judgments. Any claims that were not filed on a timely basis under the Plan have been discharged by the Bankruptcy Court and thus the underlying legal proceedings should not result in any liability to the Debtors. All other claims have been satisfied. Proceedings against subsidiaries or affiliates of Kaanapali Land that are not Debtors were not stayed by the Plan and may proceed. However, one such subsidiary, Oahu Sugar, filed a subsequent petition for liquidation under Chapter 7 of the Bankruptcy Code in April 2005, as described below.

      On or about February 23, 2001 Kekaha Sugar Co., Ltd. ("KSCo"), a company that was, prior to its dissolution, a subsidiary of Kaanapali Land, received a letter from the Hawaii Department of Health ("HDOH") assigning the former KSCo site a high priority status based on HDOH's review of available environmental data. In the letter, HDOH identified five major areas of potential environmental concern including the former wood treatment plant, the herbicide mixing plant, the seed dipping plant, the settling pond, and the Kekaha Sugar Mill. While setting forth specific concerns, the HDOH reserved the right to designate still further areas of potential concern which might require further investigation and possible remediation. HDOH further reserved the right to modify its prioritization of the site should conditions warrant. The assignment of the high priority status will likely result in a high degree of oversight by the HDOH as the issues raised are studied and addressed. KSCo responded to the letter soon after it was received. The United States Environmental Protection Agency ("EPA") later performed a visual inspection of the property and indicated there will be some testing performed. HDOH has performed some testing at the site and it is not known whether such test results, if any, will require any further response activities. However, as KSCo was substantially without assets and has dissolved, the ability of KSCo to perform any requested actions is doubtful.

      On or about February 23, 2001, The Lihue Plantation Company, Limited, now known as LPC Corporation ("LPCo") received a similar letter from the HDOH assigning the LPCo site a high priority status based on HDOH's review of available environmental data. In the letter, HDOH identified four major areas of potential environmental concern relative to LPCo's former operations including the herbicide mixing plant, the seed dipping plant, the settling pond and the Lihue Sugar Mill. While setting forth specific concerns, the HDOH reserved the right to designate still further areas of potential concern which might require further investigation and possible remediation. HDOH further reserved the right to modify its prioritization of the site should conditions warrant. As noted above, the high priority assignment will likely result in a high degree of oversight by the HDOH as the issues raised are studied and addressed. LPCo is substantially without assets, and further pursuit of this matter by HDOH could have a material adverse effect on the financial condition of LPCo.

      The unaffiliated purchaser of the Kekaha and Lihue Plantation sugar mills properties in January 2005 assumed any obligations for environmental matters concerning the property it purchased. However, there can be no assurance that such purchaser will have sufficient assets to satisfy a claim should any substantial liabilities result.

      Pioneer Mill was engaged in a modest cleanup operation arising out of the discovery of petroleum contamination found at the Pioneer Mill site. The Pioneer Mill site was assigned a high priority by the HDOH and the HDOH has shown an interest in the environmental conditions relating to or arising out of the former operations of Pioneer Mill. EPA designated HDOH as the oversight agency for Pioneer Mill. Pioneer Mill received a report on the results of environmental testing conducted on the site by the EPA and HDOH. However, Pioneer Mill's cleanup efforts to date have satisfied HDOH and Pioneer Mill received a no further action letter during the fourth quarter of 2004. Further routine cleanup operations in connection with the demolition of the former sugar mill buildings on the site were conducted with respect to an underground storage tank discovered on the site. Such work has been completed as of the date of this report.

      As a result of an administrative order issued to Oahu Sugar by the HDOH, Order No. CH 98-001, dated January 27, 1998, Oahu Sugar was engaged in environmental site assessment of lands it leased from the U.S. Navy and located on the Waipio Peninsula. Oahu Sugar submitted a Remedial Investigation Report to the HDOH. The HDOH provided comments that indicated that additional testing may be required. Oahu Sugar responded to these comments with additional information. On January 9, 2004, EPA issued a request to Oahu Sugar seeking information related to the actual or threatened release of hazardous substances, pollutants and contaminants at the Waipio Peninsula portion of the Pearl Harbor Naval Complex National Priorities List Superfund Site. The request sought, among other things, information relating to the ability of Oahu Sugar to pay for or perform a clean up of the land formerly occupied by Oahu Sugar. Oahu Sugar was in the process of responding to the information requests and had notified both the Navy and the EPA that while it had some modest remaining cash that it could contribute to further investigation and remediation efforts in connection with an overall settlement of the outstanding claims, Oahu Sugar was substantially without assets and would be unable to make a significant contribution to such an effort. Attempts at negotiating such a settlement were fruitless and Oahu Sugar received an order from EPA in March 2005 that would purport to require certain testing and remediation of the site. As Oahu Sugar was substantially without assets, the pursuit of any action, informational, enforcement, or otherwise, would have had a material adverse effect on the financial condition of Oahu Sugar.

      Therefore, as a result of the pursuit of further action by the HDOH and EPA as described above and the immediate material adverse effect that the actions had on the financial condition of Oahu Sugar, Oahu Sugar filed with the United States Bankruptcy Court, Northern District of Illinois, Eastern Division its voluntary petition for liquidation under Chapter 7 of Title 11, United States Bankruptcy Code, 11 U.S.C. Subsection 101-1330 on April 19, 2005, Case No. 05-15100. Such filing is not expected to have a material adverse effect on the Company as Oahu Sugar was substantially without assets at the time of the filing and it is not believed that any other affiliates have any responsibility for the debts of Oahu Sugar.

      The deadline for filing proofs of claim with the bankruptcy court passed in April 2006. Prior to the deadline, Kaanapali Land, on behalf of itself and certain subsidiaries, filed claims that aggregated approximately $224,000, primarily relating to unpaid guarantee obligations made by Oahu Sugar that were assigned to Kaanapali Land pursuant to the Plan on the Plan Effective Date. In addition, the EPA and the U.S. Navy filed a joint proof of claim that seeks to recover certain environmental response costs relative to the Waipio Peninsula site discussed above. The proof of claim contained a demand for previously spent costs in the amount of approximately $260, and additional anticipated response costs of between approximately $2,760 and $11,450. No specific justification of these costs, or what they are purported to represent, was included in the EPA/Navy proof of claim. Due to the insignificant amount of assets remaining in the debtor's estate, it is unclear whether the United States Trustee who has taken control of Oahu Sugar will take any action to contest the EPA/Navy claim, or how it will reconcile such claim for the purpose of distributing any remaining assets of Oahu Sugar.

      EPA has sent three requests for information to Kaanapali Land regarding, among other things, Kaanapali Land's organization and relationship, if any, to entities that may have, historically, operated on the site and with respect to operations conducted on the site. Kaanapali Land responded to these requests for information. By letter dated
February 7, 2007, on the basis that Kaanapali Land is a successor to Oahu Sugar Company, Limited, a company that operated at the site prior to 1961 ("Old Oahu"), EPA advised Kaanapali that it believes it is authorized by CERCLA to amend the existing Unilateral Administrative Order against Oahu Sugar Company, LLC, for the clean up of the site to include Kaanapali Land as an additional respondent. The purported basis for the EPA's position is that Kaanapali Land, by virtue of certain corporate actions, is jointly and severally responsible for the performance of the response actions, including, without limitation, clean-up at the site. No such amendment has taken place as of the date hereof. Instead, the EPA's letter has invited Kaanapali Land to engage in settlement discussions with the EPA to attempt to resolve Kaanapali Land's alleged liability. Kaanapali is in the preliminary stages of evaluating the positions taken by the EPA. While Kaanapali Land believes that it has defenses to the EPA's position, Kaanapali Land has nevertheless begun such settlement discussions with EPA to determine if the matter can be resolved on reasonable terms. Even if Kaanapali Land were found to be the successor to Old Oahu, Kaanapali Land believes that its liabilities, if any, should relate solely to a portion of the period of operation of Old Oahu at the site. Moreover, Kaanapali Land believes that any settlement should involve substantial participation of the U.S. Navy, which has owned the site throughout the entire relevant period, both as landlord under its various leases with Oahu Sugar and Old Oahu and by operating the site directly during a period when no lease was in force. There can be no assurances that the matter can be resolved on terms acceptable to Kaanapali Land or that this matter will not ultimately have a material adverse effect on the Company.

      Federal tax return examinations have been completed for all years through 2002. Refunds aggregating approximately $4,700 for years through 2000 have been received by Kaanapali Land for previous payments of taxes and interest. Pursuant to a settlement agreed to with the IRS in 2006, no liability for Federal taxes was determined for 2001 or 2002; however, in connection with the settlement of those years, the Company agreed to adjust certain tax attributes, including the tax basis of assets. The effect in 2006 on the Company's consolidated balance sheet was to increase deferred tax liabilities by approximately $1,900. Income tax expense was also recorded for the year ended December 31, 2006 due to the finalization of the Company's 2005 tax return and a payment made in regard to the settlement of a prior year state tax matter of approximately $300. The statutes of limitations with respect to the Company's tax returns for 2003 and subsequent years remain open. The Company believes adequate provisions for income taxes have been recorded for all years, although there can be no assurance that such provisions will be adequate. To the extent that there is a shortfall, any such shortfall for which the Company could be liable could be material.

      On February 15, 2005, D/C Distribution Corporation ("D/C"), a subsidiary of Kaanapali Land, was served with a lawsuit entitled American & Foreign Insurance Company v. D/C Distribution and Amfac Corporation, Case No. 04433669 filed in the Superior Court of the State of California for the County of San Francisco, Central Justice Center. No other purported party has been served. In the eight-count complaint for declaratory relief, reimbursement and recoupment of unspecified amounts, costs and for such other relief as the court might grant, plaintiff alleges that it is an insurance company to whom D/C has tendered for defense and indemnity various personal injury lawsuits allegedly based on exposure to asbestos containing products. Plaintiff alleges that because none of the parties have been able to produce a copy of the policy or policies in question, a judicial determination of the material terms of the missing policy or policies is needed. Plaintiff seeks, among other things, a declaration:
of the material terms, rights, and obligations of the parties under the terms of the policy or policies; that the policies have been exhausted; that plaintiff is not obligated to reimburse D/C for its attorneys' fees in that the amounts of attorneys' fees incurred by D/C have been incurred unreasonably; that plaintiff is entitled to recoupment and reimbursement of some or all of the amounts it has paid for defense and/or indemnity; and that D/C has breached its obligation of cooperation with plaintiff. D/C has filed an answer and an amended cross-claim. D/C believes that it has meritorious defenses and positions, and intends to vigorously defend. In February 2006, in order to simplify its administration and facilitate an additional capital contribution by Kaanapali Land, D/C merged into a newly-formed Illinois limited liability company named D/C Distribution, LLC.

      Kaanapali Land, as successor by merger to other entities, and D/C have been named as defendants in personal injury actions allegedly based on exposure to asbestos. While there are only a few such cases that name Kaanapali Land, there are in excess of 60 cases against D/C that are pending on the U.S. mainland (primarily in California) and are allegedly based on D/C's prior business operations. Each entity defending these cases believes that it has meritorious defenses against these actions, but can give no assurances as to the ultimate outcome of these cases. In the case of D/C, there can be no certainty that it will be able to satisfy all of its liabilities for these cases or future judgments, if any. There can be no assurances that these cases (or any of them) if adjudicated in a manner adverse to D/C, will not have a material adverse effect on the financial condition of D/C. Kaanapali Land does not believe that it has liability, directly or indirectly, for D/C's obligations in those cases. Kaanapali Land does not presently believe that the cases in which it is named will result in any material liability to Kaanapali Land; however, there can be no assurance in the regard.

      On August 30, 2006, a third party complaint was filed against, KLC Land Company, LLC, Amfac/JMB Hawaii, LLC, and Amfac/JMB Hawaii, Inc., and Amfac Distribution Corporation in an action entitled The Queen Emma Foundation v. Lenox Resources, Inc. and Alan Hornstein, Civil No. CV05-00546 HG KSC. In the third party action, third party plaintiff seeks to recover a share of clean up costs for contamination allegedly discharged by one or more of the third party defendants at a former commercial site. Third party plaintiff seeks, among other things, an unspecified amount of money, attorneys' fees and costs. The matter has been resolved and dismissed without any monetary contribution by the subject third party defendants.

      The Company has received notice from the Hawaii Department of Land and Natural Resources ("DLNR") that it would inspect all significant dams and reservoirs in Hawaii, including those maintained by the Company on Maui in connection with its agricultural operations. Inspections were performed in April and October 2006. To date, the DLNR has cited certain maintenance deficiencies concerning two of the Company's reservoirs, consisting primarily of overgrowth of vegetation that make inspection difficult and could degrade the integrity of reservoir slopes and impact drainage. The DLNR has required the vegetation clean-up as well as the Company's plan for future maintenance, inspections and emergency response. Revised versions of the required plans were submitted to DLNR in December 2006. The Company has obtained bids for portions of the required remedial work and expects to commence same during the second quarter of 2007.

      On October 15, 2006, a significant earthquake occurred that was felt in most parts of the state. As a consequence of such earthquake, the DLNR, in conjunction with the U.S. Army Corps of Engineers has inspected each reservoir and identified certain minor damage. In addition, Company personnel have inspected various portions of its Maui water source and transmission assets to determine if any other damage of significance has occurred, but has so far found no material damage. While the damage to the smaller reservoir cited by the recent DLNR inspection will not require any immediate action, it is unclear at this time whether the DLNR will require any work on the larger reservoir even though the damage is located in a portion of the reservoir that is presently unused. There can be no assurance that the expense of doing such required work will not be material.

      Northbrook Corporation ("Northbrook"), a predecessor by merger to Kaanapali Land was named in a lawsuit filed in August 2003 in the Circuit Court of Cook County, Chicago, Illinois, styled Silverado Golf & Country Club, Inc. v. JMB Realty Corporation and Northbrook Corporation. The lawsuit sought unspecified damages and alleged that the defendants engaged in fraudulent conduct in connection with the administration and termination of a defined benefit pension plan that had been sponsored by Northbrook Corporation and certain affiliates and predecessors. In the eight count amended complaint, the plaintiff sought unspecified general damages, the imposition of a constructive trust, an accounting, attorneys' fees and costs, interest, punitive damages and such other further relief as deemed appropriate by the court under the circumstances. The amended complaint was dismissed with prejudice on March 4, 2005, pursuant to a settlement and without any payment of money by defendants.

      Other than as described above, the Company is not involved in any material pending legal proceedings, other than ordinary routine litigation incidental to its business. The Company and/or certain of its affiliates have been named as defendants in several pending lawsuits. While it is impossible to predict the outcome of such routine litigation that is now pending (or threatened) and for which the potential liability is not covered by insurance, the Company is of the opinion that the ultimate liability from any of this litigation will not materially adversely affect the Company's consolidated results of operations or its financial condition.


(8)   BUSINESS SEGMENT INFORMATION

      As described in Note 1, the Company operates in three business segments. Total revenues, operating profit, identifiable assets, capital expenditures, and depreciation and amortization by business segment are presented in the tables below.

      Total revenues by business segment includes primarily (i) sales, all of which are from unaffiliated customers and (ii) interest income that is earned from outside sources on assets which are included in the individual industry segment's identifiable assets.

      Operating profit is comprised of total revenue less operating expenses. In computing operating profit, none of the following items have been added or deducted: general corporate revenues and expenses, interest expense, income taxes, and equity in income (loss) from unconsolidated investments.

      Identifiable assets by business segment are those assets that are used in the Company's operations in each industry. Corporate assets consist principally of cash and cash equivalents, prepaid pension costs and receivables related to previously divested businesses.

                                          2006         2005        2004
                                        --------     --------    --------
Revenues:
  Property . . . . . . . . . . . . .    $  6,929       31,180       8,139
  Agriculture  . . . . . . . . . . .       1,789        1,515       1,354
  Golf . . . . . . . . . . . . . . .       2,003        3,719       3,843
  Corporate. . . . . . . . . . . . .         826          837         580
                                        --------     --------    --------
                                        $ 11,547       37,251      13,916
                                        ========     ========    ========

                                          2006         2005        2004
                                        --------     --------    --------
Operating income (loss):
  Property . . . . . . . . . . . . .    $  1,334       15,078       4,981
  Agriculture  . . . . . . . . . . .         323        1,192         973
  Golf . . . . . . . . . . . . . . .      (1,456)         334         381
                                        --------     --------    --------

Operating income (loss). . . . . . .         201       16,604       6,335

Corporate. . . . . . . . . . . . . .       2,276        7,683       5,046
Interest expense . . . . . . . . . .       --            (168)       (743)
                                        --------     --------    --------
Income (loss). . . . . . . . . . . .    $  2,477       24,119      10,638
                                        ========     ========    ========

Identifiable Assets:
  Property . . . . . . . . . . . . .    $ 79,525       60,155      62,009
  Agriculture. . . . . . . . . . . .      54,478       51,633      51,137
  Golf . . . . . . . . . . . . . . .      26,458       27,147      27,362
                                        --------     --------    --------

                                         160,461      138,935     140,508

Corporate. . . . . . . . . . . . . .      24,883       48,940      38,893
                                        --------     --------    --------
                                        $185,344      187,875     179,401
                                        ========     ========    ========

     Agricultural identified assets include land classified as agricultural or conservation for State and County purposes.

                                          2006         2005        2004
                                        --------     --------    --------
Capital Expenditures:
  Property . . . . . . . . . . . . .    $ 15,585        2,538       1,737
  Agriculture. . . . . . . . . . . .          65          224           2
  Golf . . . . . . . . . . . . . . .         935          389         314
  Corporate. . . . . . . . . . . . .           2        --          --
                                        --------     --------    --------
                                        $ 16,587        3,151       2,053
                                        ========     ========    ========

Depreciation and Amortization:
  Property . . . . . . . . . . . . .    $     59           70          92
  Agriculture. . . . . . . . . . . .         102           75          91
  Golf . . . . . . . . . . . . . . .         514          515         535
  Corporate. . . . . . . . . . . . .         379          380         418
                                        --------     --------    --------
Total. . . . . . . . . . . . . . . .    $  1,054        1,040       1,136
                                        ========     ========    ========

(9)   CALCULATION OF NET INCOME PER SHARE

      The following tables set forth the computation of net income (loss) per share - basic and diluted:

                                  Year Ended     Year Ended     Year Ended
                                  December 31,   December 31,   December 31,
                                     2006           2005           2004
                                  ------------   ------------   ------------
                                             (Amounts in thousands
                                           except per share amounts)
NUMERATOR:
Operating income (loss). . . . .   $    2,477         24,119         10,638
                                   ==========     ==========     ==========

Net income (loss). . . . . . . .   $    1,612         21,042          4,887
                                   ==========     ==========     ==========
DENOMINATOR:
Denominator for net income
  (loss) per share -
  basic and diluted. . . . . . .        1,793          1,793          1,793
                                   ==========     ==========     ==========
Net income (loss) per
  share - basic and diluted. . .   $      .90          11.74           2.73
                                   ==========     ==========     ==========

      Pursuant to the Plan, a maximum of 1,863,000 shares of the Company were issuable. As of December 31, 2006, the Company had issued and outstanding 1,631,513 Class B shares, non par value, and approximately 161,100 Class A shares, non par value stock. The Company does not expect to issue any additional shares under the Plan. The LLC Agreement provides for two classes of membership interests, Class A Shares and Class B Shares, which have substantially identical rights and economic value under the LLC Agreement; except that holders of Class A Shares are represented by a "Class A Representative" who must approve certain transactions proposed by Kaanapali Land before they can be undertaken. Class B Shares are held by Pacific Trail and various entities and individuals that are affiliated with Pacific Trail. Class A Shares were issued under the Plan to claimants who had no such affiliation.

(10)  SUPPLEMENTARY QUARTERLY DATA (UNAUDITED)

                                                  2006
                             ----------------------------------------------
                             At 3/31     At 6/30      At 9/30     At 12/31
                            ----------  ----------   ----------  ----------
Total revenues . . . . . .  $    2,138       1,116        6,002       2,291
                            ==========  ==========   ==========  ==========

Net income (loss). . . . .  $     (697)     (3,983)      (2,962)      9,254
                            ==========  ==========   ==========  ==========

Net income (loss)
  per Interest . . . . . .  $     (.39)      (2.22)       (1.65)       5.16
                            ==========  ==========   ==========  ==========

                                                  2005
                             ----------------------------------------------
                             At 3/31     At 6/30      At 9/30     At 12/31
                            ----------  ----------   ----------  ----------
Total revenues . . . . . .  $    2,932      24,125        9,256         938
                            ==========  ==========   ==========  ==========

Net income (loss). . . . .  $       49       4,487       (7,642)     24,148
                            ==========  ==========   ==========  ==========

Net income (loss)
  per Interest . . . . . .  $      .03        2.50        (4.26)      13.47
                            ==========  ==========   ==========  ==========

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

      There were no changes in or disagreements with the accountants during the fiscal years 2006, 2005 and 2004.



ITEM 9A. CONTROLS AND PROCEDURES

      The principal executive officer and the principal financial officer of the Company have evaluated the effectiveness of the Company's disclosure controls and procedures as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended, (the "Exchange Act") as of the end of the period covered by this report. Based on such evaluation, the principal executive officer and the principal financial officer have concluded that the Company's disclosure controls and procedures were effective to ensure that information required to be disclosed was recorded, processed, summarized and reported within the time periods specified in the applicable rules and form of the Securities and Exchange Commission.



ITEM 9B. OTHER INFORMATION

      Not Applicable.

                                   PART III


ITEM 10.  MANAGERS AND EXECUTIVE OFFICERS OF THE REGISTRANT

      The sole manager of Kaanapali Land, LLC is Pacific Trail, which is also Kaanapali Land's largest shareholder. Pacific Trail manages the business of Kaanapali Land pursuant to the terms of the LLC Agreement. Although the executive officers of Kaanapali Land are empowered to manage its day-to-day business affairs, under the LLC Agreement, most significant actions of Kaanapali Land outside the ordinary course of business must first be authorized by Pacific Trail, which is responsible and has full power and authority to do all things deemed necessary and desirable by it to conduct the business of Kaanapali Land. Pacific Trail may not be removed as manager except in those circumstances described in Item 11 below. As of March 15, 2007, the executive officers and certain other officers of the Company were as follows:

                                          Position
                                          Held with
         Name                             the Company
      ----------                          ------------

      Gary Nickele                        President and
                                            Chief Executive Officer
      Stephen A. Lovelette                Executive Vice President
      Gailen J. Hull                      Senior Vice President and
                                          Chief Financial Officer

      Certain of these officers are also officers and/or directors of JMB Realty Corporation ("JMB") and numerous affiliated companies of JMB (hereinafter collectively referred to as "JMB affiliates"). JMB affiliates outside of the Company have not materially engaged in the agriculture business and have primarily purchased, or made mortgage loans securing, existing commercial, retail, office, industrial and multi-family residential rental buildings or have owned or operated hotels on various other hospitality businesses. However, certain partnerships sponsored by JMB and other affiliates of JMB were previously engaged in land development activities including planned communities, none of which are in Hawaii.

      There is no family relationship among any of the foregoing officers.

      The LLC Agreement also provides for the appointment of a "Class A Representative" to monitor the activities of Kaanapali Land on behalf of its Class A Shareholders. The Class A Representative who must be independent is entitled to receive certain information from Kaanapali Land and must approve certain actions that Kaanapali Land may take outside the course of business primarily related to debt that might be obtained from affiliated parties. The current Class A Representative is RSM McGladry, Inc. Reference is also made to Item 11 for more information.

      There are no arrangements or understandings between or among any of said officers and any other person pursuant to which any officer was selected as such.

      The following table sets forth certain business experience during the past five years of such officers of the Company.

      Gary Nickele (age 54) has been Manager of KLC Land since August, 2000 and President of KLC Land and certain of its subsidiaries since February 2001. He has been the President of Kaanapali Land since May 2002. Mr. Nickele is also the President and Director of Arvida Company, the administrator of ALP Liquidating Trust, which exists to manage the liquidation of the former business of Arvida/JMB Partners, L.P. ("Arvida Partners"). From October 1987 until September 2005, Arvida Partners conducted land development activities primarily in Florida. Mr. Nickele has been associated with JMB and Arvida Partners since February, 1984 and September, 1987, respectively. He holds a J.D. degree from the University of Michigan Law School and is a member of the Bar of the State of Illinois.

Mr. Nickele's experience relative to JMB, the Company and Arvida Partners during the past five years has included overall responsibility for all legal matters, oversight of the operations of the Company and Arvida Partners, including matters relating to property development and sales and general personnel and administrative functions. During the past five years, Mr. Nickele has also been an Executive Vice President of JMB.

      Stephen Lovelette (age 50) has been an Executive Vice President of KLC Land since 2000 and Kaanapali Land since May 2002. Mr. Lovelette is in charge of implementing the Kaanapali 2020 development plan. Mr. Lovelette has been associated with JMB and its affiliates for over 15 years. Prior to joining an affiliate of JMB, Mr. Lovelette worked for Arvida Corporation, the predecessor to Arvida Partners, under its previous ownership. Mr. Lovelette holds a bachelor's degree from The College of the Holy Cross and an MBA from Seton Hall University. In addition, Mr. Lovelette has extensive experience in corporate finance and has been responsible for obtaining substantial financial commitments from institutional lenders relating to the assets of JMB and Arvida Partners. During the past five years, Mr. Lovelette has also been a Managing Director of JMB.

      Gailen J. Hull (age 57) is Senior Vice President and, since August 2002, Chief Financial Officer of Kaanapali Land. Mr. Hull has been associated with JMB since March, 1982. He holds a Masters degree in Business Administration from Northern Illinois University and is a Certified Public Accountant. Mr. Hull has substantial experience in the management of the accounting and financial reporting functions of both public and private entities, primarily including those of JMB, Arvida Partners, the Company and their respective affiliates. During the past five years, Mr. Hull has also been a Senior Vice President of JMB.

      It is currently anticipated that Gary Nickele will devote 25 to 50 percent of his time to the operations of the Company. The percentage is largely dependant upon potential land sale transactions, the entitlement processes relating to various land parcels and other matters (including attention devoted to litigation, overhead, staffing and operations).

      In light of the fact that the Company's shares are not publicly traded, the Company is a limited liability company and the rights of members are governed by the limited liability company agreement, the Company has determined that it is not necessary to have either an audit committee financial expert or a code of ethics that applies to its principal executive, financial or accounting officers as those terms are defined in the rules and regulations of the SEC.

ITEM 11.  EXECUTIVE COMPENSATION

      Certain of the officers of the Company listed in Item 5 above are officers of JMB and are compensated by JMB or an affiliate thereof (other than the Company and its subsidiaries). The Company will reimburse JMB, Pacific Trail and their affiliates for any expenses incurred while providing services to the Company.


                          SUMMARY COMPENSATION TABLE

                          Annual Compensation (1)(3)
                          ---------------------------
                                                                  Other
                                                                 Annual
                                                                Compensa-
                    Principal                Salary      Bonus    tion
Name (2)            Position         Year      ($)        ($)      ($)
---------------     ------------    -----    -------    ------  ---------

Gary Nickele        President        2006    180,000   100,000     N/A
                    and Chief        2005    180,000   100,000     N/A
                    Executive        2004    180,000   100,000     N/A
                    Officer

Stephen A.
  Lovelette         Executive        2006    255,000   100,000     N/A
                    Vice President   2005    215,000   100,000     N/A
                                     2004    195,000   100,000     N/A

Gailen J. Hull      Senior Vice      2006    175,000    50,000     N/A
                    President and    2005    175,000    50,000     N/A
                    Chief Financial  2004    175,000    50,000     N/A
                    Officer
----------

      (1) The Company does not have a compensation committee. Executive officer compensation was determined through deliberations with Pacific Trail representatives.

      (2)   Includes CEO and all other executive officers.

      (3) Salary and bonus amounts for Messrs. Nickele, Lovelette and Hull represent the portion of total compensation allocated and charged to the Company.

ITEM 12.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security ownership of certain beneficial owners.

                      NAME AND ADDRESS                  AMOUNT AND NATURE
                      OF BENEFICIAL                     OF BENEFICIAL
TITLE OF CLASS        OWNER                             OWNERSHIP
--------------        ---------------------------       --------------------

Class B Shares        Pacific Trail Holdings, LLC       1,466,573 Shares
                      900 North Michigan Avenue         owned directly
                      Chicago, Illinois 60611           (89.9% of the
                                                        Class B Shares)
                                                        (1) (2)

(1) The sole managing member of Pacific Trail, Pacific Trail Holdings, Inc. ("PTHI"), may be deemed to beneficially own the Class B Shares owned by Pacific Trail. PTHI disclaims beneficial ownership with respect to any of the shares owned by Pacific Trail. Each of the shareholders of PTHI may be deemed to own the Class B Shares owned by Pacific Trail. Each of such shareholders, being Gary Nickele, Gailen Hull and Andrew N. Todd, disclaims beneficial ownership with respect to any of the shares owned by Pacific Trail. The addresses of PTHI and Messrs. Nickele, Hull and Todd are the same as for Pacific Trail.

(2) As of March 15, 2007, there were 1,631,513 Class B Shares issued and outstanding.

No other person including any officer of the Company is known by the Company to beneficially own in excess of 5% of the Class A or Class B shares issued, outstanding and distributed. No officers of the Company own any Class A Shares.

ITEM 13.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      An affiliated insurance agency, JMB Insurance Agency, Inc., earns insurance brokerage commissions in connection with providing the placement of insurance coverage for certain of the properties and operations of the Company. Such commissions are comparable to those that would be paid to such affiliate insurance agency in similar dealings with unaffiliated third parties, and are generally paid by the insurance carriers that the agency represents out of the premiums paid by the Company for such coverage. The total of such commissions for the years ended December 31, 2006, 2005 and 2004 was approximately $74 thousand, $13 thousand and $8 thousand, respectively, all of which was paid as of December 31, 2006.

      The Company pays a non-accountable reimbursement of approximately $30 thousand per month to JMB Realty Corporation in respect of general overhead expense, all of which was paid as of December 31, 2006.

      The Company reimburses its affiliates for direct expenses incurred on its behalf, including salaries and salary-related expenses incurred in connection with the management of the Company's operations. Generally, the entity that employs the person providing the services receives the reimbursement. Substantially all of such reimbursable amounts were incurred by JMB Realty Corporation or its affiliates, Management Services, LLC, and JMB Financial Advisors, LLC during 2006. The total costs for the years ended December 31, 2006, 2005 and 2004 was approximately $2.6 million, $2.4 million and $1.8 million, respectively, of which approximately $856 thousand was unpaid as of December 31, 2006.

      In light of the fact that the Company's shares are not publicly traded, is a limited liability company, and has no independent outside directors or managers, it has no formal policy or procedure for the review, approval or ratification of related party transactions that are required to be disclosed pursuant to Item 404 of Regulation S-K.


ITEM 14.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

      The aggregate audit fees incurred for professional services by Ernst and Young LLP ("E&Y") in 2006, 2005 and 2004 were $207,500, $167,600 and
$157,000, respectively. In accordance with the SEC's definitions and rules, "audit fees" are fees the Company paid E&Y for professional services for the audit of the Company's consolidated financial statements included in Form 10-K and review of financial statements included in Form 10-Qs, and for services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements. There were no non-audit related, tax or other services provided by E&Y.

      The Company has not adopted any pre-approval policies and procedures.

All audit and permitted non-audit services are approved by the managing member of the Company before the service is undertaken.

                                    PART IV

ITEM 15.  EXHIBITS AND REPORTS ON FORM 8-K

  (a) Exhibits.

       2.1 Order Confirming Second Amendment Joint Plan of Reorganization Dated June 11, 2002, including as an exhibit thereto, the Second Amended Joint Plan of Reorganization of Amfac Hawaii, LLC, Certain of its Subsidiaries and FHT Corporation Under Chapter 11 of the Bankruptcy Code incorporated herein by reference the Amfac Hawaii, LLC Current Report on Form 8-K for July 29, 2002 dated August 13, 2002 (File No. 33-24180).

      2.2 Second Amended Disclosure Statement with Respect to Joint Plan of Reorganization of Amfac Hawaii, LLC, Certain of its Subsidiaries and FHT Corporation Under Chapter 11 of the Bankruptcy Code, incorporated herein by reference from the Amfac Hawaii, LLC Current Report on Form 8-K for July 29, 2002 dated August 13, 2002 (File No. 33-24180).

      3.1 Amended and Restated Limited Liability Company Agreement of Kaanapali Land, LLC dated November 14, 2002 filed as an exhibit to the Company's Form 10 filed May 1, 2003 and hereby incorporated by reference.

      10.1  Funding Agreement dated October 29, 2002 between
            Kaanapali Land and certain affiliates filed as an exhibit to the Company's Form 10 filed May 1, 2003 and hereby incorporated by reference.

      10.2 Service Agreement, dated November 18, 1988, between Amfac/JMB Hawaii, Inc., and Amfac Property Development Corp.; Amfac Property Investment Corp.; Amfac Sugar and Agribusiness, Inc.; Kaanapali Water Corporation; Amfac Agribusiness, Inc.; Kekaha Sugar Company, Limited; The Lihue Plantation Company; Oahu Sugar Company, Limited; Pioneer Mill Company, Limited; Puna Sugar Company, Limited; H. Hackfeld & Co., Ltd.; and Waiahole Irrigation Company, Limited and JMB Realty Corporation, incorporated herein by reference to the Amfac Hawaii, LLC Annual Report on Form 10-K filed on March 22, 1989 (File No. 33-24180) for the year ended December 31, 1988.

      10.3 Property Purchase and Option Agreement by and between NB Lot 4, LLC, Maui Beach Resort Limited Partnership, and NB Lot 3, LLC dated August 4, 2003 filed as an exhibit to the Company's report on Form 8-K (File No. 0-50273) filed on August 22, 2003 is hereby incorporated by reference.

      10.4 Lot 3 Option Agreement by and between NB Lot 3, LLC and Maui Beach Resort Limited Partnership dated August 5, 2003 filed as an exhibit to the Company's report on Form 8-K (File No. 0-50273) filed on June 21, 2005 is hereby incorporated by reference.

      21.   List of Subsidiaries

      31.1. Certification of Chief Executive Officer pursuant to
            Rule 13a-14(a) is filed herewith.

      31.2. Certification of Chief Financial Officer pursuant to
            Rule 13a-14(a) is filed herewith.

      32. Certifications pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 are filed herewith.

      (1) Previously filed as exhibits to Amfac Hawaii, LLC's Registration Statement on Form S-1 (as amended) under the Securities Act of 1933 (File No. 33-24180) and hereby incorporated by reference.

      (b) No reports on Form 8-K were filed since the beginning of the last quarter of the period covered by the report.

                                  SIGNATURES


     Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                               KAANAPALI LAND, LLC

                               BY:   Pacific Trail Holdings, LLC
                                     (Sole Member)


                                     /s/ Gailen J. Hull
                                     ---------------------
                               By:   Gailen J. Hull
                                     Senior Vice President
                               Date: March 23, 2007



     Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.



                                     /s/ Gailen J. Hull
                                     ---------------------
                               By:   Gailen J. Hull,
                                     Senior Vice President
                                     Chief Accounting Officer
                                     and Chief Financial Officer
                               Date: March 23, 2007



                                     /s/ Gary Nickele
                                     ---------------------
                               By:   Gary Nickele,
                                     President and
                                     Chief Executive Officer
                               Date: March 23, 2007

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549


                                  FORM 10-K/A
                                Amendment No. 1


                 Annual Report Pursuant to Section 13 or 15(d)
                         of the Securities Act of 1934

For the fiscal year
ended December 31, 2006                    Commission File Number #0-50273

                              KAANAPALI LAND, LLC
            (Exact name of registrant as specified in its charter)


        Delaware                               01-0731997
(State of organization)             (I.R.S. Employer Identification No.)


900 N. Michigan Ave., Chicago, Illinois           60611
(Address of principal executive office)         (Zip Code)


Registrant's telephone number, including area code  312-915-1987


Securities to be registered pursuant to Section 12(b) of the Act:

                                           Name of each exchange
      Title of each class                  on which each class
      to be so registered                  is to be registered
      -------------------                  ---------------------
            N/A                                    N/A


Securities registered pursuant to Section 12(g) of the Act:

             Limited Liability Company Interests (Class A Shares)
             ----------------------------------------------------
                               (Title of Class)


Indicate by check mark whether the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [ ] No [ X ]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes [ ] No [ X ]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 (the "Act") during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes [ X ]  No [  ]

Indicate by check mark if disclosure of delinquent filers pursuant to
Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K [ X ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer" and "large accelerated filer" in Rule 12b-2 of the Exchange Act.

         Large accelerated filer [  ]          Accelerated filer [   ]
                          Nonaccelerated filer [ X ]

Indicate by check mark whether the registrant is a shell company (as
defined in Rule 12b-2 of the Act).     Yes [   ]     No [ X ]

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter. Not applicable.

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a
plan confirmed by a court.    Yes [ X ]   No [   ]

As of March 1, 2007, the registrant had 1,792,613 shares of which 161,100.17 were Class A shares.

Documents incorporated by reference:  None



    ----------------------------------------------------------------------


                               EXPLANATORY NOTE

      This amendment is filed solely to clarify disclosure presented in
Item 1A. Risk Factors of the original Annual Report on Form 10-K filed March 30, 2007. No other changes to the Form 10-K of KAANAPALI LAND, LLC have been made, and this Form 10-K/A does not reflect events occurring after the filing of the original Report or modify or update those disclosures affected by subsequent events.


    ----------------------------------------------------------------------

      ENVIRONMENTAL MATTERS.

      The Company is subject to environmental and health safety laws and regulations related to the ownership, operation, development and acquisition of real estate, or the operation of former business units. Under those laws and regulations, the Company may be liable for, among other things, the costs of removal or remediation of certain hazardous substances. In addition, the Company may find itself having to defend against personal injury lawsuits based on exposure to such substances including asbestos related liabilities. Those laws and regulations often impose liability without regard to fault. The Company is not aware of any environmental condition on any of its properties which is likely to have a material adverse effect on its consolidated financial position or results of operations; however, no assurance can be given that any such condition does not exist or may not arise in the future. Reference is made to
Item 3. Legal Proceedings for a description of certain legal proceedings related to environmental conditions.


ITEM 1A.  RISK FACTORS

      Kaanapali Land faces numerous risks, including those set forth below.

      Reference is made to Item 1. Business and Item 3. Legal Proceedings for an item specific detailed discussion of some of the risk factors facing Kaanapali Land, LLC.

      Risk factors include a number of factors that could negatively impact Kaanapali Land's property activities. Any of the risks may have a material adverse effect on the Company's success, consolidated financial position or results of operations.


RISKS RELATED TO HAWAIIAN REAL ESTATE AND DEVELOPMENT MARKETS

      The Kaanapali 2020 Development Plan (including, without limitation) Kaanapali Coffee Farms and Puukolii Mauka) and the development of the Wainee land, as well as the Company's other development activities, are, apart from the risks associated with the entitlement process described above, subject to the risks generally incident to the ownership and development of real property. These include the possibility that cash generated from sales will not be sufficient to meet the Company's continuing obligations. This could result from inadequate pricing or pace of sales of properties or changes in costs of construction or development; increased government mandates; adverse changes in Hawaiian economic conditions, such as increased costs of labor, marketing and production, restricted availability of financing; adverse changes in local, national and/or international economic conditions (including adverse changes in exchange rates of foreign currencies for U.S. dollars); adverse effects of international political events, such as additional terrorist activity in the U.S. or abroad that lessen travel, tourism and investment in Hawaii; the need for unanticipated improvements or unanticipated expenditures in connection with environmental matters; changes in real estate tax rates and other expenses; delays in obtaining permits or approvals for construction or development and adverse changes in laws, governmental rules and fiscal policies; acts of God, including earthquakes, volcanic eruptions, floods, droughts, tsunamis and hurricanes; and other factors which are beyond the control of the Company. Because of these risks and others, real estate ownership and development is subject to unexpected increases in costs.

      The Company may, from time to time and to the extent economically advantageous, sell rezoned, undeveloped or partially developed parcels, such as portions of the Kaanapali 2020 Development Plan lands, the former Pioneer Mill site and/or the Wainee land. It intends to develop the balance of its lands for residential, resort, affordable housing, limited commercial and recreational purposes.

      Any increase in interest rates or downturn in the international, national or Hawaiian economy could affect the Company's profitability and sales. The downturn in the Asian economy, particularly the Japanese economy, has had a profound effect on the Hawaiian real estate market. However, the Kaanapali resort area has historically enjoyed a significant mainland tourist market in the United States and Canada, which has resulted, beginning in the late 1990's, in a strong market for resort housing in the area. The September 11 attacks had a material adverse effect on tourism in the Kaanapali area immediately following the attacks, but the market rebounded during the period from 2002 into 2005 and the areas of primary and secondary residential homes, condominiums and time share units were relatively strong during this period. Markets have turned down significantly during the past fifteen months, which has negatively impacted the volume of transactions completed in West Maui. At present the Company is unable to predict whether current market conditions will materially impact pricing for its properties, but such conditions have negatively impacted the number of lots sold during the past 12 months. No assurance can be given, however, as to whether current market conditions will again improve, or when, or as to whether pricing for the Company's land assets will ultimately soften.

      The Company's real estate activities may be adversely affected by possible changes in the tax laws, including changes which may have an adverse effect on resort and residential real estate development. High rates of inflation adversely affect real estate development generally because of their impact on interest rates. High interest rates not only increase the cost of borrowed funds to developers, but also have a significant effect on the affordability of permanent mortgage financing to prospective purchasers. High rates of inflation may permit the Company to increase the prices that it charges in connection with land sales, subject to economic conditions in the real estate industry generally and local market factors. There can be no assurance that Hawaiian real estate values will rise, or that, if such values do rise, the Company's properties will benefit.


RISKS RELATING TO NATURAL EVENTS

      The Company's development lands are located in an area that is susceptible to hurricanes and seismic activity. In addition, during certain times of year, heavy rainfall is not uncommon. These events may adversely impact the Company's development activities and infrastructure assets, such as roadways, reservoirs, water courses and drainage ways. Significant events may cause the Company to incur substantial expenditures for investigation and restoration of damaged structures and facilities. Flooding, drought, wind and other natural perils can adversely impact agricultural production on the Company's lands. In addition, similar events elsewhere in Hawaii may cause regulatory responses that impact all landowners. For example, the Company received notice from the Hawaii Department of Land and Natural Resources ("DLNR") that it would inspect all significant dams and reservoirs in Hawaii, including those maintained by the Company on Maui in connection with its agricultural operations. Inspections were performed in April and October 2006. To date, the DLNR has cited certain maintenance deficiencies concerning two of the Company's reservoirs, consisting primarily of overgrowth of vegetation that make inspection difficult, and could degrade the integrity of reservoir slopes and impact drainage. The DLNR has required the vegetation clean-up as well as the Company's plan for future maintenance, inspections and emergency response. Revised versions of the required plans were submitted to DLNR in December 2006.The Company has obtained bids for portions of the required remedial work and expects to commence same during the second quarter of 2007.

      On October 15, 2006, a significant earthquake occurred that was felt in most parts of the state. As a consequence of such earthquake, the DLNR, in conjunction with the U.S. Bureau of Reclamation has inspected each reservoir and identified certain minor damage. In addition, Company personnel have inspected various portions of its Maui water source and transmission assets to determine if any other damage of significance has occurred, but the Company has so far found no material damage. While the damage to the smaller reservoir cited by the recent DLNR inspection will not require any immediate action, it is unclear at this time whether the DLNR will require any work on the larger reservoir even though the damage is located in a portion of the reservoir that is presently unused. There can be no assurance that the expense of doing such required work will not be material.

RISKS RELATED TO THE HAWAIIAN GOLF MARKET

      A subsidiary of Kaanapali Land owns the Waikele Golf Course on Oahu. The performance of golf courses in Hawaii depends heavily on the strength of the tourism industry in Hawaii. Thus, Kaanapali Land is subject to the risks generally associated with operating tourism-related businesses. These include adverse changes in national and international economic conditions (including adverse changes in exchange rates of foreign currencies for U.S. dollars) and in national and international political situations that constrain travel, tourism and investment in Hawaii. The performance of golf courses in Hawaii is also affected by competition from comparable courses in the surrounding areas, which include a number of courses that have opened, reopened or been significantly upgraded in recent years. In addition, the Debtors are aware of an additional new golf course that is currently being constructed to the west of the Waikele Golf Course, as well as two other Oahu golf courses that are currently in the planning phase, which may or may not ultimately be built. There can be no assurance that additional courses will not be developed that will compete with the Waikele Golf Course.

      In addition to market risks, Waikele Golf Course operations are subject to operating risks such as adverse weather conditions, including heavy prolonged rains and hurricanes, employee-related issues such as labor shortages and disruptions (including, but not limited to disruptions of food and beverage service by the third-party restaurant operator who leases space in the clubhouse from the Company), blight or other diseases affecting grass or other vegetation and costs of merchandise, equipment and supplies.

      The Waikele Golf Course is not affiliated with an existing resort, but is located in a high-density residential area. The Waikele Golf Course has historically had a significant amount of Japanese tourist play as well as a high level of Hawaii resident play from the surrounding residential areas. During the 1980's and into the mid-1990's, Asian visitors comprised as much as half of the total rounds played at certain courses in Hawaii. With the downturn in the Japanese economy, there has been a significant drop in Asian visitors and this has had a material effect on Hawaiian golf course rounds. The mainland tourism market was very strong, particularly on the neighboring islands, prior to the terrorist attacks of September 11, but this had little direct impact on the Waikele Golf Course. Since September 11, the Asian visitor levels in Hawaii dropped precipitously and golf course rounds have dropped as much as fifty percent at some Hawaii golf courses. Asian tourist play is controlled by a relatively small number of tour operators who include golf as part of their tour packages. These operators are extremely price sensitive, which limits the ability of golf courses such as Waikele to increase greens fees. While Asian tourist visitation to Hawaii has rebounded somewhat in the past two years, it does not appear that this rebound has given a significant boost to the number of golf rounds being played on Oahu.

      Since the initial reduction in the Japanese visitor levels in the mid-1990's, many courses have attempted to offset some of the loss from the tourism market by attracting local Hawaiian resident play. The Waikele Golf Course has been successful at increasing the Hawaii resident rounds at the course; however, Hawaii residents receive a significant discount on fees at most courses, known as "Kamaiina rates", and Kamaiina rounds are therefore less profitable than other rounds.

      In order to reverse the downward trend in rounds played at Waikele Golf Course, particularly by visiting tourists from Asia and elsewhere, the Company embarked on a $1.2 million renovation project in 2006, which resulted in the golf course being closed for approximately five months in 2006. This renovation included the reconstruction of all greens and a number of tees, plus a modest renovation of the golf course clubhouse.

RISKS RELATING TO AGRICULTURE

      While agricultural revenues are relatively insignificant to the Company's financial success, competition in the agriculture business segment affects the prices the Company may obtain for the land and other assets it leases to third parties for the production of agricultural products. The Company currently earns a modest profit on its contract with Monsanto for the production of seed corn on a portion of its Kaanapali 2020 Development Plan land. Regulatory, political, economic and scientific issues, in addition to the normal risks attendant to the growing cycle for any crop, may all weigh in to make such contract uneconomic for Monsanto, with the result that ongoing revenues to the Company could be impaired in the future. Such is also the case with the Company's coffee crop, in particular because the Company incurs all the risks relating to the cost of growing and maintaining the trees and producing the crop (except for a minor portion of the coffee land that is leased to a third party who maintains the trees on such land), and a portion of the market risk attendant to the sale of the crop as well. That is because the harvesting and marketing of the crop has been contracted to a third-party grower, who will pay the Company (or the homeowners' association with respect to the coffee land within Kaanapali Coffee Farms Phase I) only a modest fixed amount for the privilege of taking the coffee beans, with a more substantial payment due based on a percentage of revenues obtained from the crop by such grower.

RISKS RELATING TO HAWAIIAN, U.S. AND WORLD ECONOMIES GENERALLY

      The Company's businesses will be subject to risks generally confronting the Hawaiian, U.S. and world economies. All of the Company's tangible property is located in Hawaii. As a result, the Company's revenues will be exposed to the risks of investment in Hawaii and to the economic conditions prevalent in the Hawaiian real estate market. While the Hawaiian real estate market is subject to economic cycles that impact tourism and investment (particularly in the United States, Japan and other Pacific Rim countries), it is also influenced by the level of economic development in Hawaii generally and by external and internal political forces.

      The attacks of September 11, 2001 on the World Trade Center and Pentagon had an adverse impact on the U.S., world and Hawaiian economies, which in turn reduced discretionary income available for travel or the purchase of retirement or vacation homes. These events also negatively impacted the desire of people to travel, particularly by air; the number of international visitors to the United States, particularly from Japan upon which Hawaii relies most-heavily, decreased as the United States became perceived to be a higher risk destination. In addition, a perception developed that because the United States was now at war, it no longer sought leisure travelers from abroad. Though these attitudes have abated somewhat in the years after the attacks and the Hawaiian economy has rebounded, there is no assurance that future events will not occur that would again dampen the inflow of money to Hawaii. Thus, it is clear that Hawaii is subject to higher risks than other portions of the Untied States due to its disproportionate reliance on air travel and tourism. The visitor industry is Hawaii's most important source of economic activity, accounting for more than a quarter of Gross State Product.

      Because of the foregoing considerations, it is clear that the risks associated with the large reliance by Hawaii on a visitor base from foreign countries will disproportionately impact the Company in future years, both positively and negatively, as market and visitation cycles play out.

ENVIRONMENTAL RISKS AND ENVIRONMENTAL REGULATION

      The Company is subject to environmental and health safety laws and regulations related to the ownership, operation, development and acquisition of real estate, or the operation of former business units. Under various federal, state and local laws, ordinances and regulations, a current or previous owner, developer or operator of real estate may be liable for the costs of removal or remediation of certain hazardous toxic substances at, on, or under or in its property. The costs of such removal or remediation of such substances could be substantial. Such laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the actual release or presence of such hazardous or toxic substances. The presence of such substances may adversely affect the owner's ability to sell or rent such real estate or to borrow using such real estate as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances also may be liable for the costs of removal or remediation of such substances at the disposal or treatment facility, whether or not such facility is owned or operated by such person. Certain environmental laws impose liability for the release of asbestos containing material into the air, pursuant to which third parties may seek recovery from owners or operators of real properties for personal injuries associated with such materials, and prescribe specific methods for the removal and disposal of such materials. The cost of legal counsel and consultants to investigate and defend against these claims is often high and can significantly impact the Company's operating results, even if no liability is ultimately shown. No assurance can be given that the Company will not incur liability in the future for known or unknown conditions and any significant claims may have a material adverse impact on the Company.


ITEM 1B. UNRESOLVED STAFF COMMENTS

      Not Applicable.


ITEM 2.  PROPERTIES

      LAND HOLDINGS.

      The major real properties owned by the Company are described under
Item 1. Business.

                                    PART IV

ITEM 15.  EXHIBITS AND REPORTS ON FORM 8-K

      The following exhibits are filed as part of this Amendment No. 1 to Form 10-K/A:

  (a) Exhibits.

      31.1. Certification of Chief Executive Officer pursuant to
            Rule 13a-14(a) is filed herewith.

      31.2. Certification of Chief Financial Officer pursuant to
            Rule 13a-14(a) is filed herewith.

                                  SIGNATURES


     Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                               KAANAPALI LAND, LLC

                               BY:   Pacific Trail Holdings, LLC
                                     (Sole Member)


                                     /s/ Gailen J. Hull
                                     ---------------------
                               By:   Gailen J. Hull
                                     Senior Vice President
                               Date: April 6, 2007



     Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.



                                     /s/ Gailen J. Hull
                                     ---------------------
                               By:   Gailen J. Hull,
                                     Senior Vice President
                                     Chief Accounting Officer
                                     and Chief Financial Officer
                               Date: April 6, 2007



                                     /s/ Gary Nickele
                                     ---------------------
                               By:   Gary Nickele,
                                     President and
                                     Chief Executive Officer
                               Date: April 6, 2007

                                    ANNEX C
                                   --------

                    Summary of Trading Information Reported
                    on NASDAQ Other - OTC Securities Market

Period             High Bid ($)              Low Bid ($)               Volume
------             ------------              -----------               ------

2007
----
March                     45.00                    44.60                1,500

February                  45.00                    44.60                1,368

January                   45.00                    44.00                3,341

2006
----
December                  43.90                    42.20                2,839

November                  42.50                    41.75                4,229

October                   42.17                    41.50                1,844

September                 42.00                    41.00                3,234

August                    43.00                    31.00                7,792

July                      35.50                    25.00               14,470

June                      50.00                     5.50               13,727

May                        6.50                    .0001                4,968

April                     .0001                    .0001                    0

March                     .0001                    .0001                    0

February                  .0001                    .0001                    0

January                   .0001                    .0001                    0

2005
----
December                  .0001                    .0001                    0

November                  .0001                    .0001                  300

October                   .0001                    .0001                    0

September                 .0001                    .0001                    0

August                    .0001                    .0001                  100

July                      .0001                    .0001                    0

June                      .0001                    .0001                    0

May                       .0001                    .0001                    0

April                     .0001                    .0001                  400

March                       .10                    .0001                  575

February                    .10                      .10                    0

January                     .10                    .0001                1,300

                                    ANNEX D
                                    -------

                 VALUATION REPORT, DATED AS OF APRIL 6, 2007,
                        BY KPMG CORPORATE FINANCE, LLC



[KPMG Corporate Finance letterhead]


April 6, 2007

Kaanapali Land, LLC
c/o Pacific Trail Holdings, LLC, its Manager
900 N. Michigan Ave.
Chicago, Illinois  60611


To the Manager:

You have requested our view with respect to the aggregate value of the outstanding membership interests of Kaanapali Land, LLC as of December 31, 2006, expressed as a range.

As part of our review, we or our representatives have:

(a) considered certain financial and other information relating to the Company that was publicly available or furnished to us by the Company, including the audited consolidated balance sheet of the Company as of December 31, 2006 and financial estimates and projections with respect to the future financial performance of the Company provided to us by the Company's management as well as estimates and other information provided by the Company's management and independent actuarial consultants regarding the assets and liabilities of a pension plan for certain retired employees of the Company (the "Pension Plan") and the potential tax liabilities associated with Company's use of any surplus assets of the Pension Plan;

(b) discussed with members of the Company's management the assets, liabilities, business, operations, historical financial results and future prospects of the Company;

(c) conducted site inspections of certain of the Company's real properties;

(d) considered the financial terms of certain transactions involving the direct or indirect sale of real property or interests therein that we deemed relevant;

(e) performed a discounted cash flow analysis with respect to certain anticipated cash flows to be generated by the Company's assets or businesses; and

(f) considered such other information, financial studies, analyses and investigations and financial, economic and market criteria as we deemed relevant and appropriate.

The views expressed below are subject to the following qualifications and limitations:

(i) We have relied upon and assumed, without independent verification, the accuracy and completeness of all financial and other information that was publicly available or furnished to us by the Company. With respect to the financial estimates and projections we reviewed, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company's management as of December 31, 2006 as to the future financial performance of the Company and the best estimates and judgments of the Company's independent actuarial consultants with respect to the assets and liabilities of the Pension Plan as of December 31, 2006.

(ii) We have not made an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company except for certain valuation analyses not constituting an appraisal performed by us or our representatives with respect to (x) certain of the Company's real property or interests therein and (y) based on estimates and other information provided by the Company's management and independent actuarial consultants, the potential tax liabilities associated with Company's use of the Pension Plan's surplus assets. Except for the report of the Company's independent actuarial consultants, we have not been furnished with any other such evaluations or appraisals. We have not been requested to, and did not, solicit third party indications of interest in acquiring all or any part of the Company.

(iii) We are not expressing any view regarding the solvency of the Company, nor have we performed any procedures to determine the solvency of the Company, and our views expressed herein should not be relied upon for such purposes.

(iv) We were not asked to advise you, and have not provided you with any advice with respect to, the terms of any particular transaction or the merits of any particular transaction as opposed to other transactions or business strategies that may be available to the Company.

(v) We have not been asked to address, and the views expressed herein should not be construed to address, the decision by the Manager or the Company to undertake any transaction or be viewed as a recommendation to any security holder of the Company as to how to act on any matter or with respect to any transaction or other investment decision.

(vi) We express no view as to the federal, state or local tax consequences of any transaction.

(vii) Our views are based on business, economic, market and other conditions as they existed as of December 31, 2006 or, if earlier, as of the date of the information provided to us.

(viii) We have no obligation to update our views and expressly disclaim any responsibility to do so.

(ix) KPMG Corporate Finance's valuation does not address the prices at which Kaanapali or membership interests therein could actually be purchased or sold which may depend on a number of factors beyond the control of Kaanapali and KPMG Corporate Finance. In addition, we have been advised by the Company and have assumed that the membership interests in the Company have identical rights and preferences, regardless of class.

We will receive a fee as compensation for our services, regardless of the conclusions expressed herein, no portion of which is contingent on the consummation of any transaction. This letter and the views expressed herein are being furnished for the use and benefit of the Company's Manager and are not intended to, and do not, confer any rights or remedies upon any other person or create a fiduciary duty on our part to any person.

Based upon and subject to the foregoing, it is our view that, as of December 31, 2006, the aggregate value of the Company's outstanding membership interests was approximately $70,000,000 to $77,500,000 or, dividing such amounts by the number outstanding membership interests in the Company as of December 31, 2006, $39.05 to $43.23 per membership interest in the Company; it being understood that such latter calculation does not give effect to any premium or discount that may be attributable by reason of any control premium, minority or illiquidity discounts or other rights, restrictions or limitations that may be attributable to individual membership interests or blocks of membership interests.


Yours sincerely,

KPMG CORPORATE FINANCE LLC